

UNITED FIRE GROUP, INC.

ANNUAL REPORT

2023

About UFG Insurance

Founded in 1946, UFG Insurance is a successful publicly traded company with over 75 years of local market expertise and a growing national footprint. We offer commercial insurance, excess and surplus lines and surety bonds, partnering with approximately 1,000 independent agency partners across the country.

Our company is headquartered in Cedar Rapids, Iowa, with offices in Arizona, California, Colorado, New Jersey and Texas. With more than 850 employees, we pride ourselves on delivering deep expertise, personal relationships and responsive service to our agents and policyholders.

At UFG, we are committed to achieving superior financial and operational performance, using our nearly eight decades of experience to successfully guide us through market cycles and industry challenges. We hold a financial strength rating of "A-" (Excellent) from AM Best Company that was affirmed in August 2023, reflecting our long-term balance sheet strength.

Annual meeting of shareholders

United Fire Group, Inc.'s (UFG) annual meeting of shareholders will be held at 10 a.m. CT on Wednesday, May 15, 2024. The meeting is being held virtually online via live audio webcast from the company's headquarters at 118 2nd Ave SE, Cedar Rapids, IA 52401. You will be able to attend virtually, submit questions and vote online by logging on to https://meetnow.global/MZUWQ5V.

Our Annual Report on Form 10-K for 2023 is filed with the Securities and Exchange Commission and is available (without exhibits) to shareholders, free of charge, upon written or oral request to:

Investor Relations		Registrar and Transfer Agent
United Fire Group, Inc.	**or**	Computershare
118 Second Avenue SE		P.O. Box 505000
Cedar Rapids, Iowa 52401		Louisville, KY 40233-5000
Telephone: 319-399-5700		

Board of directors

James W. Noyce, *Chairman of the Board*	Mark A. Green
John-Paul E. Besong	Kevin J. Leidwinger
Scott L. Carlton	Lura E. McBride
Brenda K. Clancy	George D. Milligan
Christopher R. Drahozal	Susan E. Voss
Matthew R. Foran	

Letter to shareholders

Dear fellow shareholders,

2023 was not without its share of challenges for our company, but we persevered through each quarter and made significant progress in positioning UFG to deliver superior financial and operational performance over time.

In last year's letter, I discussed the strategic actions taken at UFG in the years prior to my appointment as CEO in August 2022. From exiting the subscale personal lines business to completing a re-underwriting exercise of the core commercial business, these actions were effective in laying the groundwork for our ongoing evolution.

In 2023, we continued to build a strong foundation for growth and profitability, taking numerous actions aimed at deepening our expertise, driving operational efficiency, and evolving for the future, including:

- Strengthening our engagement with distribution partners to restore growth across the core commercial portfolio while continuing to act on underperforming accounts across our business units for improved profitability.

- Appointing UFG's first chief actuary to introduce greater actuarial rigor and strategic decision-making into our processes. Over the past year, the actuarial team added new leaders for pricing, reserving, and reinsurance, allowing for deeper insights and more informed portfolio management.

- Establishing small business, middle market, and construction business units to better serve the needs of UFG's agents and policyholders. Additionally, we strengthened our field organization with the creation of a new head of field operations role focused on driving underwriting execution and fostering productive distribution relationships.

- Bolstering our home office underwriting organization with the appointment of a new chief underwriting officer, as well as industry segment and line of business leaders, to deepen our technical skills, enhance our industry segment knowledge, and improve our products.

- Creating a business enablement organization focused on underwriting governance, quality assurance, applied tools and technology, and

process improvement. In early 2024, we combined our information technology and business enablement teams under a new chief administrative officer to further improve how we leverage technology across our business, streamline processes and drive efficiency across UFG.

- Transitioning our claims structure from a regional operating model segmented by geographic location to a specialized operating model segmented by claim type. This new structure has led to improvements in key operational metrics. We also elevated the customer experience by establishing a claims advocate team dedicated to assisting our agent partners and insureds with their claims needs.

- Reducing and optimizing the company's catastrophe footprint by refining our underwriting guidelines and risk limits for property exposed to Florida hurricanes and California earthquakes, resulting in significant reinsurance cost savings. We also succeeded in growing our property business in geographies that are less exposed to severe convective storms.

- Evolving our capital management, premium planning, and expense budget frameworks to manage the business more effectively. In addition to disciplined vacancy management, we completed a voluntary early retirement program in the fourth quarter that contributed to a 22% reduction in enterprise workforce at the end of 2023, which we expect will provide more impactful benefits to the expense ratio in 2024.

- Investing in technology and staffing for our enterprise risk management framework, enabling the company to more comprehensively manage our enterprise risk profile in compliance with regulatory requirements.

- Modernizing our technology with the introduction of a new small business quoting platform and accompanying business owners policy (BOP) to agents in 12 additional states in 2023, with remaining states planned for launch in 2024. By the end of 2024, we also plan to implement a new policy administration system at UFG, with all core commercial product lines to be fully enabled by the end of 2025.

Collectively, these accomplishments demonstrate our commitment to advancing UFG's five strategic pillars of long-term profitability, diversified growth, continuous innovation, retaining and attracting talent, and expense management in everything we do.

In addition, we understand that to achieve superior financial and operational performance, we must skillfully navigate the ever-changing economic and industry landscapes, as well as embrace a continuous change mindset. As these initiatives take hold at UFG, we expect them to position us to operate as a more agile and nimble company and deliver positive, sustainable financial results.

2023 FINANCIAL PERFORMANCE

UFG achieved strong premium growth and investment results throughout 2023, yet our full-year financial results were below expectations with a reported net loss of $1.18 per diluted share, primarily due to reserve strengthening and elevated surety losses. We were pleased to end the year with improved results in the fourth quarter, delivering the highest level of quarterly profit and lowest underlying loss ratio of 2023, reflecting early signs of profit improvement in our core commercial lines.

To recap our full year results compared to 2022, net premiums written increased 8.4%, led by our core commercial and assumed reinsurance business units. The overall average change in renewal premiums was 9.6%, with 7.1% from rate increases and 2.5% from exposure changes as we remain focused on price adequacy across all lines of business. Renewal price increases were higher when excluding the workers compensation line of business, with average change in renewal premiums of 10.7%, with 8.3% from rate changes and 2.4% from exposure changes.

On an annual basis, premium retention was 82.6%, compared to 77.8% in 2022, which we believe supports healthy growth while allowing our underwriters to address accounts that no longer meet our pricing needs or risk profile.

The combined ratio was 109.3% in 2023, compared to 101.5% in 2022, driven primarily by a 7.4-point increase in the loss ratio from 67.0% to 74.4%. The loss ratio was impacted by 6.0% due to reserve strengthening

associated with our excess and surplus lines excess casualty business, as well as adverse pressure from the continued impact of social inflation on the liability lines of business. Catastrophe losses contributed 6.2% to the loss ratio in 2023, an improvement from 7.7% in 2022. The underlying loss ratio increased by 3.0 points to 62.2% in 2023 as improving profitability from our core commercial lines was offset by elevated losses in our surety business.

The underwriting expense ratio of 34.9% for 2023 was 0.4 points higher than last year, primarily due to changes to our post-retirement benefit plans that provided a non-recurring benefit post-2022 and increased reinsurance premiums in 2023. These were primarily offset by our ongoing actions to sustainably reduce expenses and drive premium growth.

Full-year net investment income of $59.6 million rose 32.7% from 2022, driven largely by higher interest rates increasing interest income on fixed maturities and increased valuation on limited partnership investments.

While the year fell short of our expectations from a profitability standpoint, we are pleased with the incremental progress we made throughout 2023. We firmly believe the actions we have taken are not yet fully reflected in our financial results and remain confident in the path ahead as we continue to execute strategies for improved profitability.

BALANCE SHEET STRENGTH

As of December 31, 2023, our balance sheet remained strong, with $3.1 billion in total assets, $734 million in total stockholders' equity and a $1.9 billion investment portfolio, of which 89% is allocated to a high-quality fixed income book. Book value per common share was $29.04 as of December 31, 2023.

Although our financial strength rating was downgraded from "A" (Excellent) to "A-" (Excellent) in August 2023, AM Best recognized our "very strong" balance sheet and revised our outlook to "stable" given the initiatives underway to improve performance. We are fully committed to achieving the level of performance commensurate with an "A" rating and will work diligently to regain our longstanding "A" (Excellent) financial strength rating with AM Best in the years ahead.

As we work to continually strengthen the balance sheet, I am pleased to share that we successfully renewed our core excess of loss, property catastrophe, and surety reinsurance programs for 2024. Overall, we reduced our all-perils property catastrophe retention to $20.0 million by fully placing the first treaty layer and further reduced our California earthquake retention to $10.0 million, improving other terms and conditions with a modest increase in risk adjusted pricing that outperformed our expectations.

We also started the new year with the announcement of our partnership with New England Asset Management (NEAM) to oversee our investment portfolio. Partnering with NEAM enables us to uphold our conservative investment practices and high-quality investment portfolio, while benefiting from a cost-effective and scalable way to manage assets and maximize returns going forward.

In 2023, we paid total quarterly dividends totaling $0.64 per share, returning $16.2 million to our shareholders over the course of the year. UFG has a 56-year history of paying dividends to our shareholders, with the first quarter of 2024 marking our 224th consecutive quarter.

COMMUNITY SUPPORT

Ingrained in our culture is an important promise of community support that we fulfill through the UFG Foundation, a private foundation devoted to enhancing communities. Since its establishment 24 years ago, the UFG Foundation has awarded more than $16.0 million in nonprofit grants and scholarship awards, showing that insurance is not our only passion at UFG.

Each year, we are also pleased to celebrate the noble volunteer work of our employees and agents with the "Scotty McIntyre Jr. Go Beyond" award, named in honor of our company's founding family and their legacy of giving. This award recognizes individuals for their outstanding community service, with UFG donating $5,000 to a charity of the winner's choice.

Since 2016, UFG employees have volunteered more than 11,000 hours at over 100 organizations across the country, inspiring us with their commitment to making a positive difference in their communities.

CARRYING POSITIVE MOMENTUM INTO 2024

As I reflect on my 18+ months at the helm of UFG, I remain tremendously proud of our people for their dedication and adaptability during our ongoing evolution. Within our walls, we have blended new talent and knowledge with existing leadership and insight, allowing us to evolve for the future while preserving our company's deeply valued culture.

Looking ahead to 2024, we are committed to achieving superior performance by delivering deep underwriting expertise to our partners and policyholders with the personal relationships and responsive service that truly set us apart in the industry today.

We made significant progress on our strategic journey in 2023 and aim to carry this positive momentum into 2024. Through continued robust execution of our strategic initiatives and strong adherence to our core strategic pillars, we believe we are exceptionally well positioned to deliver improved performance in the year ahead.

Whether you are our employee, distribution partner, policyholder, or shareholder, I thank you for choosing UFG. We are grateful for your trust and confidence and are excited to continue to move our company boldly forward in the year ahead.



Sincerely,

Kevin J. Leidwinger
UFG President and CEO



UNITED FIRE GROUP, INC.

United Fire & Casualty Company

Addison Insurance Company

Financial Pacific Insurance Company

Franklin Insurance Company

Lafayette Insurance Company

Mercer Insurance Company

Mercer Insurance Company of New Jersey, Inc.

UFG Specialty Insurance Company

United Fire & Indemnity Company

United Fire Lloyds

118 Second Ave. SE, Cedar Rapids IA 52401, 319-399-5700, ufginsurance.com

Disclosure of Forward-Looking Statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "remain(s) optimistic," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operations, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual outcomes and results to differ materially from those expressed in the forward-looking statements is contained in Part I, Item 1A "Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission ("SEC") on February 29, 2024. The risks identified in our Annual Report on Form 10-K and in our other SEC filings are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2023**

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____**

Commission File Number 001-34257

UNITED FIRE GROUP, INC.

(Exact name of registrant as specified in its charter)

<u>Iowa</u>	<u>45-2302834</u>
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

118 Second Avenue SE

<u>Cedar Rapids</u>	<u>Iowa</u>	<u>52401</u>

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value	UFCS	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2023 was approximately $0.5 billion. For purposes of this calculation, all directors and executive officers of the registrant are considered affiliates. As of February 23, 2024, 25,277,324 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, for its annual shareholder meeting to be held on May 15, 2024.

FORM 10-K TABLE OF CONTENTS

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FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about United Fire Group, Inc. ("UFG," the "Registrant," the "Company," "we," "us," or "our"), the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "remain(s) optimistic," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operations, financial performance or financial condition, are intended to identify forward-looking statements. See Part I, Item 1A "Risk Factors" of this report for more information concerning factors that could cause actual results to differ materially from those in the forward-looking statements.

Risks and uncertainties that may affect the actual financial condition and results of the Company include, but are not limited to, the following:

- Our ability to effectively underwrite and adequately price insured risks;

- Risks related to our investment portfolio that could negatively affect our profitability;

- General macroeconomic conditions, interest rate risk, the impact of inflation and changes in governmental regulations and monetary policy;

- Geographic concentration risk in our property and casualty insurance business;

- The properties we insure are exposed to various natural perils that can give rise to significant claims costs;

- Changing weather patterns and climate change add to the unpredictability, frequency and severity of catastrophe losses and may adversely affect our results of operations, liquidity and financial condition;

- Further downgrades of the financial strength ratings of our operating subsidiaries or our issuer credit ratings and the adverse impact such action may have on our premium writings, policy retention, profitability and liquidity;

- We may be unable to attract, retain or effectively manage the succession of key personnel;

- The risk of not being able to predict the rising cost of insurance claims resulting from changing societal expectations that lead to increasing litigation, broader definitions of liability, broader contract interpretations, more plaintiff-friendly legal decisions and larger compensatory jury awards;

- The potential disruption of our operations and reputation due to unauthorized data access, cyber-attacks or cyber-terrorism and other security breaches;

- The adequacy of our reserves for property and casualty insurance losses and loss settlement expenses;

- Our core insurance business is dependent on strong and beneficial relationships with a large network of independent insurance agents and not maintaining these relationships could result in loss of sufficient business opportunities within our expertise and stated risk appetite;

- Competitive, legal, regulatory or tax changes that affect the distribution cost or demand for our products through our independent agent/agency distribution network;

- Governmental actions, policies and regulations, including, but not limited to, domestic health care reform, financial services regulatory reform, and other federal stimulus relief legislation, corporate governance, new laws or regulations or court decisions interpreting existing laws and regulations or policy provisions; changes in laws, regulations and stock exchange requirements relating to corporate governance and the cost of compliance;

- We will be at a competitive disadvantage if, over time, our competitors are more effective than us in their utilization of technology and evolving data analytics;

- We may be unable to secure reinsurance capacity that provides necessary risk protection at a reasonable cost; and

- Our stock price could become more volatile and your investment could lose value.

These are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission ("SEC"), we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I.

ITEM 1. BUSINESS

OVERVIEW

United Fire Group, Inc. ("UFG", "United Fire", the "Registrant", the "Company", "we", "us", or "our") and its consolidated subsidiaries and affiliates are engaged in the business of writing property and casualty insurance through a network of independent agencies. Our insurance company subsidiaries are currently licensed as property and casualty insurers in 50 states, plus the District of Columbia. United Fire & Casualty Company was incorporated in Iowa in January 1946. Our principal executive office is located at 118 Second Avenue SE, Cedar Rapids, Iowa 52401; telephone: 319-399-5700.

United Fire Group, Inc. owns 100 percent of one subsidiary, United Fire & Casualty Company. United Fire & Casualty Company owns 100 percent of eight subsidiaries: (1) Addison Insurance Company; (2) Lafayette Insurance Company; (3) United Fire & Indemnity Company; (4) Mercer Insurance Company; (5) Financial Pacific Insurance Company; (6) UFG Specialty Insurance Company; (7) United Real Estate Holdings LLC and (8) McIntyre Cedar UK Limited. Mercer Insurance Company owns 100 percent of two subsidiaries: (1) Franklin Insurance Company; and (2) Mercer Insurance Company of New Jersey, Inc. United Fire Lloyds, which is organized as a Texas Lloyds plan, is an affiliate of United Fire & Indemnity Company. McIntyre Cedar UK Limited owns 100 percent of McIntyre Cedar Corporate Member LLP.

All of our property and casualty insurance subsidiaries and affiliates belong to an intercompany reinsurance pooling arrangement. Pooling arrangements permit the participating companies to rely on the capacity of the entire pool's capital and surplus, rather than being limited to policy exposures of a size commensurate with each participant's own surplus level. Under such arrangements, the members share substantially all of the insurance business that is written and allocate the combined premiums, losses and expenses based on percentages defined in the arrangement.

PROPERTY AND CASUALTY INSURANCE BUSINESS

Products and Operations

Our business is comprised primarily of commercial lines property and casualty insurance, including surety bonds. In 2020, the Company announced its intent to withdraw as a direct writer of personal lines insurance with the last exposures related to this business expected to lapse by 2025. As of December 31, 2023, minimal exposure from the direct personal lines of business remains.

Our core commercial products support a wide variety of customers including small business owners and middle market businesses operating in industries such as construction, services, retail trade, financial and manufacturing, along with contract surety and commercial surety bonds offered through approximately 1,000 independent property and casualty agencies. We also provide specialty and surplus lines coverage written exclusively through wholesale brokers on an admitted and non-admitted basis. Additionally, the Company offers reinsurance coverage for property and casualty insurance through traditional treaty reinsurance channels. The Company assumes premium in Lloyd's of London syndicates through a Funds at Lloyd's subsidiary. The reinsurance operation supports primarily commercial lines of business but also assumes risk in professional, financial and personal lines of insurance. We also partner with managing general agents ("MGAs") to offer delegated underwriting programs providing niche products including marine specialty, professional liability and earthquake coverages. For a more detailed discussion of our products, refer to the "Business Overview" section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our property and casualty insurance business is reported as one business segment. Underwriting, sales and distribution are supported across our key products by regional underwriters and marketing representatives executing on overall strategy and underwriting governance. These areas are supported by a business enablement function as well as claims, actuarial and business analytics and risk control enabling functions. Our business enablement function provides efficient, centralized underwriting operations, premium processing, underwriting governance and product management. In addition to servicing policyholders with optimized claim processing and payment capabilities, the claims function's specialized approach supports underwriting, risk control and marketing in writing and retaining quality business. Actuarial and business analytics provide transparency and insight to business decisions through actuarial pricing, actuarial reserving, predictive modeling, and other business analytics. Other enabling functions that support our business include technology, finance, human capital, legal and governance functions.

Competition

The property and casualty insurance industry is highly competitive. We compete with numerous property and casualty insurance companies in the regional and national market, many of which are substantially larger and have considerably greater financial and other resources. Except for regulatory considerations, there are limited barriers to entry into the insurance industry. Our competitors may be domestic or foreign, as well as licensed or unlicensed. The exact number of competitors within the industry is not known. Insurers compete on the basis of reliability, financial strength and stability, ratings, underwriting consistency, service, business ethics, price, performance, capacity, policy terms and coverage conditions.

In addition, because our products are marketed exclusively through independent insurance agencies, most of which represent more than one company, we face competition within each agency and competition to retain qualified independent agents. Our competitors include companies that market their products through agents, as well as companies that sell insurance directly to their customers.

Because we rely solely on independent agencies, we offer a competitive commissions program and a rewarding profit-sharing plan as incentives for agents to place high-quality property and casualty insurance business with us. We tier our agents to objectively recognize our top performers including additional compensation in our profit-sharing plan. We offer incentive trips and promotions to build UFG loyalty. Property and casualty insurance agencies are expected to receive profit-sharing payments of $23.9 million in 2024, based on profitable business produced by the agencies in 2023.

Our competitive advantages include our commitments to:

- Strong agency relationships —

  ◦ Highly-experienced personnel focused on strong service-oriented relationships.

  ◦ A team of regional managers is responsible for deepening the agency relationships needed to drive profitable growth and the field execution of underwriting strategies for the core commercial business.

- Exceptional service — Our agents and policyholders always have the option to speak with a real person.

- Fair and prompt claims handling — We view claims handling experiences as an opportunity to demonstrate our exemplary customer service to our policyholders.

- Specialized underwriting expertise — We empower our underwriters with the knowledge and tools needed to make good decisions for the Company.

- Superior loss control services — Our loss control representatives make multiple visits to policyholder businesses and job sites each year to ensure safety and make loss prevention recommendations.

- Effective and efficient use of technology — We use technology to provide enhanced service to our agents and policyholders, not to replace our personal relationships, but to reinforce them.

REINSURANCE

Incorporated by reference from Note 4 "Reinsurance" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

RESERVES

Incorporated by reference from the "Critical Accounting Policies" section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 "Reserves for Losses and Loss Settlement Expenses" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

INVESTMENTS

Incorporated by reference from Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the headings "Investments," "Market Risk" and "Critical Accounting Policies," Note 1 "Summary of Significant Accounting Policies" under the heading "Investments," Note 2 "Summary of Investments," and Note 3 "Fair Value of Financial Instruments," contained in Part II, Item 8, "Financial Statements and Supplementary Data."

COMPLIANCE WITH GOVERNMENT REGULATION

The insurance industry is subject to comprehensive and detailed regulation and supervision. Each jurisdiction in which we operate has established supervisory agencies with broad administrative powers. While we are not aware of any currently proposed or recently enacted state or federal regulation that would have a material impact on our operations, we cannot predict the effect that future regulatory changes might have on us.

State Regulation

We are subject to extensive regulation, primarily at the state level. The method, extent and substance of such regulation varies by state, but generally has its source in National Association of Insurance Commissioners ("NAIC") model laws and regulations that establish standards and requirements for conducting the business of insurance and that delegate regulatory authority to a state regulatory agency. Moreover, the NAIC Accreditation Program requires state regulatory agencies to meet baseline standards of solvency regulation, particularly with respect to regulation of multi-state insurers. In general, such regulation is intended for the protection of those who purchase or use our insurance products, and not our shareholders. These rules have a substantial effect on our business and relate to a wide variety of matters including: insurance company licensing and examination; the licensing of insurance agents and adjusters; price setting or premium rates; trade practices; approval of policy forms; claims practices; restrictions on transactions between our subsidiaries and their affiliates, including the payment of dividends; investments; underwriting standards; advertising and marketing practices; capital adequacy; and the collection, remittance and reporting of certain taxes, licenses and fees.

The state laws and regulations that have the most significant effect on our insurance operations and financial reporting are discussed below.

Insurance Holding Company Regulation

We are regulated as an insurance holding company system in the states of domicile of our property and casualty insurance companies: Iowa (United Fire & Casualty Company, UFG Specialty Insurance Company and Addison Insurance Company), California (Financial Pacific Insurance Company), Louisiana (Lafayette Insurance Company), New Jersey (Mercer Insurance Company of New Jersey, Inc.), Pennsylvania (Mercer Insurance Company and Franklin Insurance Company) and Texas (United Fire & Indemnity Company and its affiliate, United Fire Lloyds, which is organized as a Texas Lloyds plan). These regulations require that we annually furnish financial and other information about the operations of the individual companies within our holding company system. Generally, the insurance laws of these states provide that notice to the state insurance commissioner is required before finalizing any transaction affecting the ownership or control of an insurer and before finalizing certain material transactions between an insurer and any person or entity within its holding company system. In addition, some of those transactions cannot be finalized without the commissioner's prior approval.

Most states have now adopted the version of the Model Insurance Holding Company System Regulation Act and Regulation as amended by the NAIC in December 2010 (the "Amended Model Act") to introduce the concept of "enterprise risk" within an insurance company holding system. Enterprise risk is defined as any activity, circumstance, event or series of events involving one or more affiliates of an insurer that, if not remedied promptly, is likely to have a material adverse effect upon the financial condition or the liquidity of the insurer or its insurance holding company system as a whole. The Amended Model Act imposes more extensive informational requirements on us, including requiring us to prepare an annual enterprise risk report that identifies the material risks within our insurance company holding system that could pose enterprise risk to our licensed insurers.

Restrictions on Shareholder Dividends

As an insurance holding company with no independent operations or source of revenue, our capacity to pay dividends to our shareholders is based on the ability of our insurance company subsidiaries to pay dividends to us. The ability of our subsidiaries to pay dividends to us is regulated by the laws of their state of domicile. Under these laws, insurance companies must provide advance informational notice to the domicile state insurance regulatory authority prior to payment of any dividend or distribution to its shareholders. Prior approval from the state insurance regulatory authority must be obtained before payment of an "extraordinary dividend" as defined under the state's insurance code. The amount of ordinary dividends that may be paid to us is subject to certain limitations, the amounts of which change each year. In all cases, we may pay dividends only from our earned surplus. Refer to Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" under the heading "Dividends" and Note 6 "Statutory Reporting, Capital Requirements and Dividends and Retained Earnings Restrictions," contained in Part II, Item 8, "Financial Statements and Supplementary Data" for additional information about the dividends we paid during 2023.

Price Regulation

Nearly all states have insurance laws requiring us to file rate schedules, policy or coverage forms, and other information with the state's regulatory authority. In certain states, rate schedules, policy forms, or both, must be approved prior to use. While insurance laws vary from state to state, their objectives are generally the same: an insurance rate cannot be excessive, inadequate or unfairly discriminatory. The speed with which we can change our rates in response to competition or in response to increasing costs depends, in part, on the willingness of state regulators to allow adequate rates for the business we write.

Investment Regulation

We are subject to various state regulations requiring investment portfolio diversification and limiting the concentration of investments we may maintain in certain asset categories. Failure to comply with these regulations leads to the treatment of nonconforming investments as non-admitted assets for purposes of measuring statutory surplus. Further, in some instances, state regulations require us to sell certain nonconforming investments.

Exiting Geographic Markets; Canceling and Non-renewing Policies

Most states regulate our ability to exit a market. For example, states limit, to varying degrees, our ability to cancel and non-renew insurance policies. Some states prohibit us from withdrawing one or more types of insurance business from the state, except upon prior regulatory approval. Regulations that limit policy cancellation and non-renewal may restrict our ability to exit unprofitable markets.

Insurance Guaranty Associations

Each state has insurance guaranty association laws. Membership in a state's insurance guaranty association is generally mandatory for insurers wishing to do business in that state. Under these laws, associations may assess their members for certain obligations that insolvent insurance companies have incurred with regard to their policyholders and claimants.

Typically, states assess each solvent association member with an amount related to that member's proportionate share of business written by all association members within the state. Most state guaranty associations allow solvent insurers to recoup the assessments they are charged through future rate increases, surcharges or premium tax credits. However, there is no assurance that we will ultimately recover these assessments. We cannot predict the amount and timing of any future assessments or refunds under these laws.

Shared Market and Joint Underwriting Plans

State insurance regulations often require insurers to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. These are mechanisms that generally provide applicants with various types of basic insurance coverage that may not otherwise be available to them through voluntary markets. Such mechanisms are most commonly instituted for automobile and workers' compensation insurance, but many states also mandate participation in Fair Access to Insurance Requirements Plans or Windstorm Plans, which provide basic property coverage. Participation is based upon the amount of a company's voluntary market share in a particular state for the classes of insurance involved. Policies written through these mechanisms may require different underwriting standards and may pose greater risk than those written through our voluntary application process.

Statutory Accounting Principles

For public reporting, insurance companies prepare financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). However, state laws require us to calculate and report certain data according to statutory accounting principles as defined in the NAIC Accounting Practices and Procedures Manual. While not a substitute for any GAAP measure of performance, statutory data frequently is used by industry analysts and other recognized reporting sources to facilitate comparisons of the performance of insurance companies.

Insurance Reserves

State insurance laws require that insurance companies analyze the adequacy of their reserves annually. Our appointed actuaries must submit an opinion that our statutory reserves are adequate to meet policy claims-paying obligations and related expenses.

Financial Solvency Ratios

The NAIC annually calculates 13 financial ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. A "usual range" of results for each of these ratios is used by insurance regulators as a benchmark. Departure from the usual range on four or more of the ratios could lead to inquiries from individual state insurance departments as to certain aspects of a company's business. In addition to the financial ratios, states also require us to calculate a minimum capital requirement for each of our insurance companies based on individual company insurance risk factors. These "risk-based capital" results are used by state insurance regulators to identify companies that require regulatory attention or the initiation of regulatory action. At December 31, 2023, all of our insurance companies had capital in excess of the required levels.

Federal Regulation

Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives and legislation often have an impact on our business. These initiatives and legislation include tort reform proposals, proposals addressing natural catastrophe exposures, terrorism risk mechanisms, federal financial services reforms, various tax proposals affecting insurance companies, and possible regulatory limitations, impositions and restrictions arising from the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), and the Patient Protection and Affordable Care Act.

Various legislative and regulatory efforts to reform the tort liability system have impacted and will continue to impact our industry. Although there has been some tort reform with positive impact to the insurance industry, new causes of action and theories of damages continue to be proposed in state court actions or by federal or state legislatures that continue to expand liability for insurers and their policyholders. For example, some state legislatures have from time-to-time considered legislation addressing direct actions against insurers related to bad faith claims. As a result of this unpredictability in the law, insurance underwriting is expected to continue to be difficult in commercial lines, professional liability and other specialty coverages.

Dodd-Frank expanded the federal presence in insurance oversight and may increase regulatory requirements that are applicable to us. Dodd-Frank's requirements include streamlining the state-based regulation of reinsurance and non-admitted insurance (property or casualty insurance placed with insurers that are eligible to accept insurance, but are not licensed to write insurance in a particular state). Dodd-Frank also established the Federal Insurance Office within the U.S. Department of the Treasury that is authorized to, among other things, gather data and information to monitor aspects of the insurance industry, identify issues in the regulation of insurers about insurance matters, and preempt state insurance measures under certain circumstances.

Dodd-Frank also contains a number of provisions related to corporate governance and disclosure matters. In response to Dodd-Frank, the SEC has adopted or proposed rules regarding director independence, director and officer hedging activities, executive compensation clawback policies, compensation advisor independence, pay versus performance disclosures, internal pay equity disclosures, and shareholder proxy access. We continue to monitor developments under Dodd-Frank and their impact on us, insurers of similar size and the insurance industry as a whole.

FINANCIAL STRENGTH AND ISSUER CREDIT RATING

Our financial strength is regularly reviewed by an independent rating agency that assigns a rating based upon criteria such as results of operations, capital resources and minimum policyholders' surplus requirements. An insurer's financial strength rating is one of the primary factors evaluated by those in the market to purchase insurance. A poor rating indicates that there is an increased likelihood that the insurer could become insolvent and therefore not able to fulfill its obligations under the insurance policies it issues. This rating can also affect an insurer's level of premium writings, the lines of business it can write and, for insurers like us that are also public registrants, the market value of its securities.

Our property and casualty subsidiaries (collectively known as "United Fire & Casualty Group") are rated by A.M. Best Company, Inc. ("A.M. Best") on a group basis. On August 18, 2023, the Company received a credit rating downgrade from A.M. Best. The Financial Strength Rating (FSR) was downgraded to A- (Excellent) from A (Excellent) and the Long-Term Issuer Credit Ratings (Long-Term ICR) was downgraded to "a-" (Excellent) from "a" (Excellent) of the United Fire & Casualty Group. Concurrently, A.M. Best has downgraded the Long-Term ICR to "bbb-" (Good) from "bbb" (Good) of UFG. The outlook of these Credit Ratings (ratings) has been revised to stable from negative. According to A.M. Best, companies rated "A-" have "an excellent ability to meet their ongoing obligations to policyholders." The Company has not experienced material impacts to its business or financial results as a result of the downgrade, but is subject to heightened risks associated with any further potential downgrades. Please see Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K for more information.

HUMAN CAPITAL RESOURCES

Organization core values

Working together as one, we are always striving to deliver on our promises of employee success, policyholder protection, agent opportunity, shareholder value and community support. That is our mission. Its unified ideology guides every aspect of the way we conduct business at UFG.

Strategy for success

Our "One UFG: Boldly Forward" strategic plan unites our people in purpose and drives our mission of superior operational and financial performance. It is centered on five strategic pillars of long-term profitability, diversified growth, people development, continuous innovation and expense management. These pillars provide us with a strong foundation of success as we work together to deliver on our promises to all UFG stakeholders.

Diversity Equity and Inclusion

We are committed to fostering, cultivating and preserving a culture of diversity, equity, and inclusion. Our purpose is to invest in people to build enduring relationships with those we serve. Diversity, equity, and inclusion are core to this purpose and are an integral part of our values and culture.

We are committed to building a diverse, equitable, and inclusive culture that encourages, supports, and celebrates the distinct voices of our people. We invite our people to bring their authentic whole self to work, be inspired to form lasting relationships and to do their best each day, because we are all different, yet equal, humans. Our commitment extends into every facet of who we are:

    a. We recognize that our people are our most valuable asset. To excel, we must each feel that we belong to a welcoming environment that values both our differences and the collective sum of our individuality, experiences, knowledge, creativity, innovation, self-expression, unique capabilities, talents, beliefs and points of view.

    b. We look to positively impact the communities where we live and work and partner with clients, vendors, and suppliers who share in our beliefs and commit to equity through building awareness, advocacy, and allyship.

    c. Succeeding as a national enterprise means embracing differences in an informed, sensitive, and welcoming manner so that we continue providing our people, clients, vendors and suppliers with the best of our company, because their success is our success.

We embrace and encourage our employees' differences in age, color, disability, ethnicity, family or marital status, gender identity or expression, language, national origin, physical and mental ability, political affiliation, race, religion, sexual orientation, socio-economic status, veteran status, and other ways that make our employees unique.

Our commitment is reinforced through initiatives centered on our people, partners, and philanthropy, creating an inclusive work environment built on the premise of a strong sense of belonging that encourages:

a. Respectful communication and cooperation between all employees.

b. Teamwork and participation that empowers and advances all groups and perspectives.

c. Work-life balance to accommodate employees' varying needs.

d. Giving back to the communities we serve to advance change and promote greater understanding and respect for diversity.

At UFG, inclusive conduct is centered on:

a. Treating others with dignity and respect at all times, because how we act is as important as what we accomplish.

b. Meeting the evolving needs of our expansive risk profile though investment in our talent through training and recruiting.

c. Striving to do what is right - even when no one is looking.

d. Continuously listening to our people, agents, partners, vendors, and community to effectuate our goals.

e. Deepening our sensitivity and understanding towards others, so we can connect in a meaningful way.

f. Ensuring that employees exhibit conduct that reflects inclusion during work, at work functions on or off the work site, and at all other company-sponsored and company-participating events. Inclusive conduct applies to all in-office, hybrid, remote and field employees, regardless of the location of their physical workplace.

It is through our shared awareness and commitment to these principles that we foster a culture of belonging, where everyone is welcome, respected and appreciated. Championing diversity, equity, and inclusion is not just something we do, it is the core of who we are.

		2023	2022	2021
	Employee data			
Workforce data	Headcount	852	1,095	1,075
	Average tenure in years	9.0	8.7	10.0
	Percent of self-identified women in workforce	55.0%	57.4%	54.8%
	Percent of self-identified racial/ethnic minorities in workforce	14.1%	13.8%	13.8%
	Voluntary turnover rate*	26.8%	12.3%	11.7%
Human rights/Social	Equal employment opportunity policy	Y	Y	Y
	Diversity, equity and inclusion policy	Y	Y	Y
	Human and labor rights policy	Y	Y	Y
Ethics	Anti-bribery & anti-corruption policy and training	Y	Y	Y
	Code of ethics and business conduct	Y	Y	Y
Community	Employee volunteer hours	1,676	1,690	720

* The 2023 voluntary turnover rate includes employees who accepted the Company's early retirement plan offering.

Fulfilling careers; health, safety and wellness; compensation and benefits; talent development

Employee success is part of UFG's mission, therefore, health, wellness and education are core cultural values. Our investment in employee health and well-being is built on our foundation of helping people enhance their lives. UFG is dedicated to proactively promoting work-life balance for all employees that respects a variety of values and lifestyles. Employees are encouraged to meet with their managers to develop a flexible work schedule that suits their needs outside of work.

Our commitment to advancing the mental and physical health of our people includes:
- U Fit Wellness Center located on-site: in our Cedar Rapids home office and our Houston and Denver regional offices. We are proud to have built our own state-of-the-art fitness center in Cedar Rapids, and we have a full-time Manager of Corporate Wellness on staff. The manager provides one-on-one coaching, customized wellness plans and group fitness and wellness classes for all skill levels. She also provides change management consulting to business units and/or individual employees.
- Empowering employees to make healthy decisions:
  ◦ Fitness classes – We offer a variety of both in-person group classes as well as virtual classes to cater to our hybrid workforce. We partner with Wellbeats Virtual Fitness to offer tailored virtual fitness to all employees and their families. To mesh our passion for community with wellness, we have also held multiple physical activity fundraisers.
  ◦ Weekly wellness webinars – These webinars are intended to educate employees on everything from nutrition best practices to mental and emotional well-being and mindfulness. Subject matter experts are oftentimes brought in to present on various topics.
  ◦ Enterprise-wide resiliency program – Our Manager of Corporate Wellness offers a monthly resiliency course, year-round. This course focuses on building upon life skills to help employees become more emotionally resilient in their professional and personal lives. In addition, we established a mental wellness employee resource group and held senior leadership training on mental wellness and suicide prevention.
  ◦ A wellness reward system – Our employees have the option to enroll in our third-party wellness management program designed to cultivate good lifestyle habits. This program also provides monetary incentives based on physical activity and premium credits on health insurance when employees reach certain thresholds.
  ◦ Access to a health advocate program where we are partnering with a service to help employees navigate the healthcare system and address personal and work-related issues at no cost to them.
  ◦ A well-being and weight management program - Digital platform taught by renowned experts that will assist with a personalized approach for weight loss results together with coaching.

Sustainability

As a property and casualty insurer, UFG is acutely aware of the growing risks to business, insureds and communities stemming from sustainability issues. Sustainability is top of mind for our Management Team and Board of Directors, and as a result we have made important updates to our environmental, social and governance ("ESG") structure. Various Board committees maintain oversight of relevant ESG initiatives:

a. The Nominating and Governance Committee oversees our ESG policies and practices, generally, and reviews our voluntary ESG disclosures, goals and related sustainability metrics. Additionally, the Nominating and Governance Committee is responsible for oversight of business ethics.

b. The Audit Committee, in its oversight of financial risk exposures, internal controls and financial reporting, reviews policies, processes and internal controls for collecting ESG data to ensure disclosures containing ESG data are accurate, reliable and consistent. Additionally, the Audit Committee has oversight of the whistleblower program.

c. The Compensation and Human Capital Committee oversees our human capital management and diversity, equity, and inclusion initiatives, as well as corporate culture matters. Additionally, the Compensation and Human Capital Committee reviews and approves our Human and Labor Rights Policy.

d. The Investment Committee reviews risks related to our investment portfolio, including oversight of any responsible investment strategies and associated risks (in consultation with the Risk Management

Committee). Additionally, the Investment Committee reviews and approves our ESG Investment Policy (a component of the Company's Investment Policy Statement) and monitors investment activity to ensure investments are made consistent with the ESG Investment Policy.

e. The Risk Management Committee reviews and evaluates the Company's identification, assessment and management of risks associated with ESG matters, including but not limited to climate change, cybersecurity, and ESG-related emerging risks. It also coordinates with other committees of the Board of Directors on ESG risks specific to such committee's area of oversight.

Together with Board oversight, UFG established our ESG Management Committee, a cross-functional team of leaders who are dedicated to actively leading UFG's sustainability, corporate social responsibility, health and safety and human capital efforts, as well as cultivating an ESG-focused culture. The ESG Management Committee meets regularly and provides routine updates to the Board's Nominating and Governance Committee. Our Chief Risk Officer, supported by our Chief Legal Officer and Assistant Vice President ("AVP") of Workplace Environment, is responsible for developing and deepening UFG's understanding of climate change as an enterprise-level risk and informing the Board how the related risks are monitored and mitigated.

In 2023, UFG undertook a comprehensive effort to improve sustainability and improve transparency in our sustainability reporting. We established targets for greenhouse gas ("GHG") emissions reduction, and reported our progress towards these targets, as well as our aggregated energy and wastewater discharge. Our full sustainability report can be found on our website at: www.ufginsurance.com. We also developed a third party code of conduct that, among other things, details UFG's right to request metrics on suppliers' environmental efforts. We view climate change as a transversal risk impacting and elevating other critical enterprise risks, and we have begun developing strategies to address and build resiliency to these risks. While this disclosure is a first step, UFG will continue to enhance and act on our understanding of the risks and opportunities a changing climate presents to our business.

UFG was appointed the insurance provider for members of the Iowa Land Improvement Contractors Association ("LICA") insurance program. This organization, which is known for its mission of professional conservation of soil and water, as well as best practices in the construction and protection of cities, farms, ranches and rural areas where we live and work, has worked with UFG to develop a program that is customized to this targeted group of insureds. Our program, in partnership with Prins Insurance, is specifically designed for LICA contractors and includes professional risk control services, safety group dividends based on the performance of the group, specialty pricing, and the broadened coverages needed when working to conserve our soil and water.

In addition to establishing a UFG Green Team dedicated to sustainability practices, the facilities team is active in reducing our environmental footprint. Here are a few of our practices intended to lesson our impact on the environment:

- Responsible Scaling of Corporate Real Estate
  We continue to evaluate our space needs and in support of on-going flexible working arrangements. We were able to consolidate our Cedar Rapids home office space, subleasing a portion of our Security building. Additionally, we decommissioned our Los Angeles office building site, and right-sized our Sacramento and Phoenix offices. From the beginning of 2022 through the end of 2023, we successfully decreased our real estate footprint by over 28%.
- Pursuit of WELL Building Certification
  The WELL Building Standard, a leading global framework focuses exclusively on the ways that buildings and organizations can improve employee comfort, drive better choices, and enhance health and well-being. Organizations are given three years to complete all performance testing and documentation. In 2023, we started the process and achieved a platinum WELL V2 Building designation. We are one of only a handful of organizations in the US to reach this level of achievement, illustrating our dedication to our employees' well-being.
- Commitment to Community Service
  In 2023, our employees dedicated a total of 3,055 hours to their communities, an increase of 6% from 2022. We provided a benefit of 16 hours of paid time off to each employee to participate in community service activities. In 2023, employees benefited from 1,676 hours of paid time off for community service.

- Net Zero Waste Initiative

  UFG continued to embrace the opportunity for environmental stewardship in 2023 with excellent results from the net zero waste program that was initiated in 2022. We successfully diverted 15 tons of waste from the landfill, composted nearly five tons of materials, and saved on janitorial costs by implementing UFGreen stations and encouraging our employees to separate their own compost and recycling in 2023. In 2024, UFG is striving to receive the TRUE certification (Total Resource Use and Efficiency) in support of zero waste, reduction of carbon footprint, and supporting public health.

- GHG Emission Targets and Sustainability Reporting

  We recently set initial GHG emission targets. In 2024, we will be implementing a sustainability platform that will allow us to measure, manage, and report out on targeted sustainability efforts. Sustainability reporting and GHG emission targets are disclosed to our employees, shareholders, and insureds on our public facing website www.ufginsurance.com.

COMPANY WEBSITE AND AVAILABILITY OF INFORMATION

We provide free and timely access to all our reports filed with the SEC in the Investor Relations section of our website at www.ufginsurance.com. Under the "Investors" tab, select "Financial Documents" and then, select "SEC Filings" to view the list of our SEC filings, which includes annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, beneficial ownership reports on Forms 3, 4 and 5 and amendments to reports filed or furnished pursuant to Section 13(a), 15(d) or 16(a) of the Exchange Act. Such reports are made available as soon as reasonably practicable after they are filed with or furnished to the SEC. They are also available on the SEC's website at www.sec.gov.

Our Code of Ethics and Business Conduct is also available at www.ufginsurance.com in the Investor Relations section. To view it, under the "Investors" tab, select "Overview," then "Governance Documents" and then "Code of Ethics and Business Conduct."

Free paper copies of any materials that we file with or furnish to the SEC can also be obtained by writing to Investor Relations, United Fire Group, Inc., 118 Second Avenue SE, Cedar Rapids, Iowa 52401.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth information concerning the following executive officers:

Name	Age	Position
Kevin J. Leidwinger	60	President and Chief Executive Officer, Principal Executive Officer
Eric J. Martin	53	Executive Vice President, Chief Financial Officer and Principal Financial Officer
Julie A. Stephenson	56	Executive Vice President and Chief Operating Officer
Jeremy J. Bahl	46	Vice President, Field Operations
Robert F. Cataldo	53	Vice President and Chief Investment and Strategy Officer
Sarah E. Madsen	45	Vice President, Chief Legal Officer and Corporate Secretary
Corey L. Ruehle	50	Vice President and Chief Claims Officer
Micah G. Woolstenhulme	48	Vice President and Chief Risk Officer
Kelly A. Walsh	45	Vice President and Chief Underwriting Officer
Lindsay E. Lovvorn	44	Vice President and Chief Administrative Officer

A brief description of the business experience of these officers follows:

Kevin J. Leidwinger became our President and Chief Executive Officer in August 2022. Prior to joining UFG, Mr. Leidwinger served as President and Chief Operating Officer at CNA Commercial from 2015 - 2022. Prior to joining CNA Commercial in 2015, he was global casualty manager for Chubb Commercial Insurance, and was responsible for the company's worldwide portfolio of general liability, workers' compensation, excess umbrella, auto errors and omissions, and environmental business.

Eric J. Martin became Executive Vice President and Chief Financial Officer in February 2023, after joining UFG as our Senior Vice President and Chief Financial Officer in April 2022. Prior to joining UFG, he served as Head of Enterprise Transformation at Transamerica Corporation (an insurance company), beginning in 2020. Mr. Martin also held numerous other positions at Transamerica including: Chief Operating Officer, Individual Solutions and Retail Affiliates (2019-2020); Senior Vice President, Controller and Head of Finance (2016-2019) and various other roles dating back to 2001.

Julie A. Stephenson joined UFG as our Executive Vice President and Chief Operating Officer effective as of the end of January 2023. Ms. Stephenson has over 25 years of experience in the insurance industry, most recently serving as global head of casualty reinsurance at Swiss Re. Prior to joining Swiss Re in 2021, she held the positions of Chief Operating Officer-Middle Market (2019-2021) and Commercial Chief Underwriting Officer (2015-2019) at CNA Insurance and Global Liability Manager for Chubb Insurance.

Jeremy J. Bahl became Vice President, Field Operations in December 2023. Mr. Bahl joined UFG as an accountant in 2000. He transferred to the underwriting department of the Great Lakes region in 2002 and served as an Underwriting Supervisor from 2010 to 2014. In 2014, he became Underwriting Supervisor of the Denver region. In 2016, he was named Vice President and Branch Manager of our Denver region and assumed oversight of the Sacramento region in 2018. From 2020 through 2023, Mr. Bahl served as Vice President and Chief Underwriting Officer. Mr. Bahl has the Chartered Property Casualty Underwriter (CPCU) professional designation.

Robert F. Cataldo became our Vice President and Chief Investment and Strategy Officer of UFG in 2020, serving the Company since 2011. Mr. Cataldo was Vice President and Strategy Officer for UFG from 2018 to 2020. From 2015 to 2018, he served as AVP & Senior Portfolio Manager. Mr. Cataldo joined UFG as a Senior Portfolio Manager in 2011. On February 1, 2024, we filed a Form 8-K with the SEC to disclose Mr. Cataldo's anticipated departure from UFG, effective no later than May 24, 2024, due to UFG's strategic decision to outsource its investment management function.

Sarah E. Madsen became our Vice President, Chief Legal Officer, and Corporate Secretary in April 2022. Ms. Madsen previously served as Assistant General Counsel from 2018 - 2022. Prior to joining UFG, she served as corporate counsel for a national insurance and financial strategies firm, counsel for a global non-profit and was a partner at a St. Paul, MN-based law firm, where she practiced financial services, insurance, and commercial litigation. Ms. Madsen holds a CPCU designation.

Corey L. Ruehle became our Vice President and Chief Claims Officer in 2019. He joined UFG as a Commercial Underwriter in 2001. Between 2001 and 2019 he served in various capacities, including as Underwriting Supervisor, Underwriting Manager and Branch Manager of the Midwest region. Mr. Ruehle has the Associate in Commercial Underwriting (AU) and Certified Insurance Counselor (CIC) professional designations.

Micah G. Woolstenhulme serves as Vice President and Chief Risk Officer. Mr. Woolstenhulme joined UFG in 2020 to lead the enterprise risk management activities. Prior to joining UFG, he served as Head of Risk and Economic Advisory at JLT Re (a reinsurance broker) from 2016-2020 and led the ERM Services group at Guy Carpenter (a global risk and reinsurance specialist company). He also served Swiss Re, Samsung, and Safeco in various roles including financial modeling, product development and corporate strategy. Mr. Woolstenhulme is a Fellow of the Casualty Actuarial Society.

Kelly A. Walsh joined UFG as our Vice President and Chief Underwriting Officer in December 2023. Ms. Walsh has over two decades of insurance industry experience. Prior to joining UFG, Ms. Walsh held a variety of leadership positions at CNA Insurance, serving as Vice President for branch services (2016-2018), Senior Vice President for general liability & umbrella, middle market (2018-2023) and Senior Vice President and global product leader for general liability in 2023 before joining UFG.

Lindsay E. Lovvorn became our Vice President and Chief Administrative Officer in February 2024. Ms. Lovvorn joined UFG as our Vice President of Business Enablement in February 2023. Prior to joining UFG, she served as the Senior Director of Industry and Product Strategy at Oracle (2007-2012). Ms. Lovvorn also served at CNA Insurance as Assistant Vice President and business lead (2012-2017) and Vice President of Product and Process Systems (2017-2022).

ITEM 1A. RISK FACTORS

We provide readers with the following discussion of risks and uncertainties relevant to our business. These are factors that we believe could cause our actual results to differ materially from our historic or anticipated results. We could also be adversely affected by other factors, in addition to those listed here. Additional information concerning factors that could cause actual results to differ materially from those contained in the forward-looking statements is set forth in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Relating to Our Operations: Underwriting Risks, Claims Risks, Investments Risks, Management Risks, Cyber Risks and Legal Risks

Our success depends primarily on our ability to underwrite risks effectively and adequately price the risks we insure.

The results of our operations and our financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks based on available information. Adequate rates are necessary to generate premiums sufficient to pay losses, loss settlement expenses and underwriting expenses and to earn a profit. To price our products accurately, we must collect and properly analyze a substantial amount of data, develop, and apply appropriate pricing techniques, closely monitor changes in trends and project both severity and frequency of losses with reasonable accuracy. We could underprice risks which would adversely affect our profit margins. Conversely, we could overprice risks, leading to reduced sales volume and competitiveness. Our ability to undertake these efforts successfully is subject to a number of risks and uncertainties, including but not limited to: (1) the availability of sufficient reliable data and our ability to properly analyze available data; (2) market and competitive conditions; (3) changes in medical care expenses and restoration costs; (4) our selection and application of appropriate pricing techniques; and (5) changes in the regulatory market, applicable legal liability standards and in the civil litigation system generally.

The risk presented by market conditions presents a unique set of challenges in the property and casualty insurance industry. The property and casualty insurance marketplace is cyclical in nature and has historically been characterized by soft markets (periods of relatively high levels of price competition, less restrictive underwriting standards and generally low premium rates) followed by hard markets (periods of capital shortages resulting in a lack of insurance availability, relatively low levels of price competition, more selective underwriting of risks and relatively high premium rates). During soft markets, we may lose business to competitors offering competitive insurance at lower prices. We may reduce our premiums or limit premium increases leading to a reduction in our profit margins and revenues.

The demand for property and casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. Fluctuations in demand and competition could produce underwriting results that would have a negative impact on the results of our operations and financial condition.

We continue to compete with many major U.S. and non-U.S. insurers and smaller regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies, and diversified financial services companies, including banks, mutual funds, broker-dealers and asset-managers. Our competitors may always attempt to increase their market share by lowering rates. Losing business to competitors offering similar products at lower prices or who have a competitive advantage may adversely affect the results of our operations.

We are subject to certain risks related to our investment portfolio that could negatively affect our profitability.

Investment income is an important component of our net income and overall profitability. We invest premiums received from policyholders and other available cash to generate investment income and capital appreciation, while also maintaining sufficient liquidity to pay covered claims, operating expenses, and dividends. As discussed in detail below, general economic conditions, changes in financial markets, global events, and many other factors beyond our control can adversely affect the value of our investments and the realization of investment income.

We manage our investment portfolio internally under required statutory guidelines and investment guidelines approved by our Board of Directors and the boards of directors of our subsidiaries. Although these guidelines stress diversification and capital preservation, our investments are subject to a variety of risks discussed as follows.

Credit Risk – The value of our investment in marketable securities is subject to credit losses as a result of deterioration in the creditworthiness of the issuer. Such impairments could reduce our net investment income and result in realized investment losses. The vast majority of our investments (98.4 percent of core fixed income portfolio at December 31, 2023) are investment-grade securities. Despite efforts to diversify our portfolio and emphasize credit quality, our investments are subject to losses as a result of a general downturn in the economy.

Interest Rate Risk – A significant portion of our investment portfolio (89.4 percent at December 31, 2023) consists of fixed income securities, primarily U.S. government agency, corporate and municipal bonds (70.0 percent at December 31, 2023). These securities are sensitive to changes in interest rates. An increase in interest rates typically reduces the fair value of fixed income securities, while a decline in interest rates reduces the investment income earned from future investments in fixed income securities. We generally hold our fixed income securities to maturity, so our interest rate exposure does not usually result in realized losses. However, rising interest rates could result in a significant reduction of the book value of our fixed maturity investments. Low interest rates, and low investable yields, could adversely impact our net earnings as reinvested funds produce lower investment income. Interest rates are highly sensitive to many factors beyond our control including general macroeconomic conditions, changes in governmental regulations and monetary policy, and national and international political conditions.

Liquidity Risk – We seek to match the maturities of our investment portfolio with the estimated payment date of our loss and loss adjustment expense reserves to ensure strong liquidity and avoid having to liquidate securities to fund claims. Risk such as inadequate loss and loss adjustment reserves, a large natural catastrophe, or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. This could result in significant realized losses depending on the conditions of the general market, interest rates and credit profile of individual securities. Further, our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the portion of the investment portfolio that is carried at fair value in our financial statements is not reflective of prices at which actual transactions could occur.

Market Risk – Our investments are subject to risks inherent in the global financial system and capital markets. The value and risks of our investments may be adversely affected if the functioning of those markets is disrupted or otherwise affected by local, national or international events, such as: changes in regulation or tax policy; changes in legislation relating to bankruptcy or other proceedings; infrastructure failures; wars or terrorist attacks; public health emergencies and pandemics; the overall health of global economies; a significant change in inflation expectations; a significant devaluation of government or private sector credit and/or currency values; and other factors or events not specifically attributable to changes in interest rates, credit losses, and liquidity needs.

We exercise prudence and significant judgment in analyzing and validating fair values, which are primarily provided by third parties, for securities in our investment portfolio, including those that are not regularly traded in active markets. We also exercise prudence and significant judgment in determining whether the impairment of particular investments is temporary or other-than-temporary. Due to the inherent uncertainties involved in these judgments, we may incur unrealized losses and subsequently conclude that other-than-temporary write downs of our investments are required.

Our geographic concentration ties our performance to the business, economic and regulatory conditions of certain states.

The following states provided 47.0 percent of the direct statutory premiums written for the property and casualty insurance businesses in 2023: Texas (17.4 percent), California (12.4 percent), Iowa (7.1 percent), Missouri (5.8 percent) and Louisiana (4.3 percent).

Our revenues and profitability are subject to the prevailing regulatory, legal, economic, political, competitive, weather, and other conditions in the principal states in which we do business. With respect to regulatory conditions, the NAIC and state legislators continually reexamine existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws and regulations. In a time of financial uncertainty or a prolonged economic downturn, regulators may choose to adopt more restrictive insurance laws and regulations. Changes in regulatory or any other of these conditions could make it less attractive for us to do business in such states. In addition, our exposure to severe losses from localized natural perils, such as tornadoes, wildfires or hailstorms, is increased in those areas where we have written a significant amount of property insurance policies.

We insure property that is exposed to various natural perils that can give rise to significant claims costs.

Our property and casualty insurance operations expose us to claims arising from catastrophic events affecting multiple policyholders. Such catastrophic events consist of various natural disasters, which may increase in severity and frequency due to climate change, including, but not limited to, hurricanes, tornadoes, hailstorms, wildfires, earthquakes, severe winter weather, volcanic eruptions, and man-made disasters such as terrorist acts (including biological, chemical or radiological events), explosions, infrastructure failures and results from political instability. We have exposure to hurricanes along the Gulf Coast, Eastern and Southeastern coasts of the United States. We have exposure to tornadoes, severe convective storms, windstorms, and hailstorms throughout the United States. We have exposure to earthquakes along the West Coast and the New Madrid Fault area. Our automobile and inland marine business also exposes us to losses arising from floods and other perils.

Property damage resulting from catastrophes is perhaps the largest short-term underwriting loss we face in the ordinary course of our business. Catastrophes may reduce our net income, cause substantial volatility in our financial results for any fiscal quarter or year or otherwise adversely affect our financial condition, liquidity or results of operations. Catastrophes may also negatively affect our ability to write new business.

We have exposure to catastrophe losses under our commercial insurance policies as well as through our assumed reinsurance and managing general agency contracts. Losses from catastrophic events are a function of our exposure profile and the level of reinsurance purchased to mitigate these losses. For example, the losses experienced from a tornado will vary on whether the location of the tornado was in a highly populated or unpopulated area, the concentration of insureds in that area and the severity of the tornado. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from a catastrophic event.

In addition, as with catastrophe losses generally, it can require time for us to determine our ultimate losses associated with a particular catastrophic event. The inability to access portions of the impacted area, the complexity of the losses, legal and regulatory uncertainty, and the nature of the information available for certain catastrophic events may affect our ability to estimate the claims and claim adjustment expense reserves. Such complex factors include, but are not limited to: determining the cause of the damage, evaluating general liability exposures, estimating additional living expenses, the impact of demand surge, infrastructure disruption, fraud, business interruption costs and reinsurance collectability.

The timing of a catastrophic occurrence at the end or near the end of a reporting period may also affect the information available to us when estimating claims and claim adjustment expense reserves for the reporting period. As our claims experience for a particular catastrophe develops, we may be required to adjust our reserves to reflect our revised estimates of the total cost of claims. However, because the occurrence and severity of catastrophes are inherently unpredictable and may vary significantly from year to year and region to region, historical results of operations may not be indicative of future results of operations.

Following catastrophes there are also sometimes legislative, administrative, and judicial decisions that seek to expand insurance coverage for claims beyond the original intent of the policies or seek to prevent the application of deductibles. Our ability to manage catastrophic exposure may be limited by public policy considerations, the political environment, changes in the general economic climate and/or social responsibilities.

Changing weather patterns and climate change add to the unpredictability, frequency and severity of catastrophe losses and may adversely affect our results of operations, liquidity and financial condition.

Long-term weather trends may be changing, a phenomenon that has been associated with extreme weather events linked to rising temperatures, including effects on global weather patterns, sea, land and air temperature, sea levels, rain, snow, and drought. Such changes in climate conditions could cause our underlying modeling data to be less accurate, limiting our ability to evaluate and manage our risk. Climate change also adds to the unpredictability of natural disasters and creates uncertainty as to future trends and exposures.

Climate change presents risks in four categories to UFG:

   a. Physical Risk: The cost of natural perils may change. This is a concern for our property insurance underwriting strategy and, to a lesser extent, our real estate costs.
   b. Regulatory Risk: Certain regulatory bodies may impose laws that require UFG to report GHG emissions from our own operations and our strategies to mitigate emissions, resulting in compliance with such regulations requiring increased time and expense.
   c. Transition Risk: Financial risks arising from a global transition to a lower-carbon economy could impact long-term return on certain invested assets.
   d. Liability Risk: New areas of law enabling litigation alleging damage from climate change may present legal risk to UFG.

We maintain catastrophe exposure modeling and management in house and incorporate our view of natural peril risk into forward-looking projections that reflect our view on climate. Our property catastrophe reinsurance program is designed to meet the needs of a changing risk profile. A key area of current focus is our exposure to severe convective storms. We endeavor to reduce GHG emissions from operations via energy saving construction features/ devices and leasing of fuel-efficient fleet vehicles. Our business continuity plan is tested annually, including failover of all systems to our disaster recovery data center. Additional capabilities and plans are being developed that support continuance of operations after a regional weather event. UFG offers a green replacement option for equipment breakdown coverage to encourage installation of more energy efficient heating and cooling systems. Underwriting requires wind and hail deductibles in coastal and severe convective storm areas to minimize our exposure and encourage policyholders to adopt stronger building codes. UFG endeavors to comply with a growing number of federal and state regulations pertaining to climate disclosures and questionnaires.

A further downgrade in our financial strength or issuer credit ratings could result in a loss of business and could have a material adverse effect on our financial condition, results of operations and liquidity

Ratings are an important factor in establishing the competitive position of insurance companies. Third-party rating agencies assess and rate the claims-paying ability, capital strength and creditworthiness of insurers and reinsurers based on criteria established by the agencies. A.M. Best rates our property and casualty insurance companies on a group basis. Since 2012, A.M. Best has also provided an issuer credit rating to our parent holding company. The table below shows the current ratings assigned to our companies by A.M. Best.

	Financial Strength Rating	Issuer Credit Rating	Rating Held Since
Pooled Property and Casualty Companies	A-	a-	2023
United Fire Group, Inc.	N/A	bbb-	2023

Financial strength and issuer credit ratings are used by policyholders, insurers, reinsurers and insurance and reinsurance intermediaries as an important means of assessing the financial strength, creditworthiness and quality of insurers and reinsurers. These ratings are not evaluations directed to potential purchasers of our common stock, and are not recommendations to buy, sell or hold our common stock. These ratings are subject to change at any time and could be revised downward or revoked at the sole discretion of the rating agency.

On August 18, 2023, UFG and our property/casualty subsidiaries received a rating downgrade from A.M. Best. For our property/casualty subsidiaries, the Financial Strength Rating (FSR) was downgraded to A- (Excellent) from A

(Excellent) and the Long-Term Issuer Credit Ratings (Long-Term ICR) was downgraded to "a-" (Excellent) from "a" (Excellent). Concurrently, for UFG, A.M. Best has downgraded the Long-Term ICR to "bbb-" (Good) from "bbb" (Good). The outlook of these ratings has been revised to stable from negative.

The recent downgrades and any further downgrades in our financial strength ratings could adversely affect our ability to transact our current business, access the capital markets, or lead to increased borrowing costs (including through elevated interest rates). For more information, see Note [8] "Debt" in the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K. Perceptions of the Company by investors, producers, other businesses and consumers could also be significantly impaired.

The ratings assigned by A.M. Best are an important factor in marketing our products. Our ratings from A.M. Best affect our ability to retain our existing business, and to attract new business in our insurance operations. Failure to maintain our ratings, or any other further adverse changes with respect to our ratings, could motivate current and future independent agents and policyholders to choose to transact their business with more highly rated competitors. If A.M. Best further downgrades our ratings or publicly indicates that our ratings are under review, it is possible that we will not be able to compete as effectively, leading to a decrease in premium revenue and earnings. For example, many of our agencies and policyholders have guidelines that require us to have an A.M. Best financial strength rating of "A-" or higher. A reduction of our A.M. Best ratings below "A-" could prevent us from issuing policies to a portion of our current policyholders or other potential policyholders with ratings requirements.

The failure of our insurance company subsidiaries to maintain their current ratings could dissuade a lender or reinsurance company from conducting business with us. A further ratings downgrade could also cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations.

We may be unable to attract, retain or effectively manage the succession of key personnel.

Our success depends on our ability to attract and retain key personnel, including members of our executive and senior management team. Any unplanned turnover or our failure to develop an adequate succession plan for one or more of our executive officers or other key positions could compromise our institutional knowledge base and erode our competitive advantage. The loss or limited availability of the services of one or more of our executive officers or other key personnel, or our inability to recruit and retain qualified executive officers or other key personnel in the future, could, at least temporarily, have a material adverse effect on our operating results and financial condition.

We have experienced several transitions in key roles in recent years, including the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Legal Officer positions. These changes and any future significant leadership changes or senior management transitions involve inherent risk and can be disruptive to our operations. Any failure to find a timely and suitable replacement for key personnel and ensure an effective transition, including the effective onboarding, could hinder our strategic planning, business execution and future performance.

We may be unable to predict the rising cost of insurance claims resulting from changing societal expectations that lead to increasing litigation, broader definitions of liability, broader contract interpretations, more plaintiff-friendly legal decisions and larger compensatory jury awards.

We refer to these phenomena collectively as "social inflation" and they present a significant challenge in accurately pricing risk and managing the liabilities that arise on insurance policies. As a commercial casualty insurance company, we have always been sensitive to the effects of emerging claims and coverage issues, including class action lawsuits. But more recent trends such as litigation financing have led to an unprecedented number of large liability losses for us as well as our competitors.

These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number and/or size of claims, resulting in further increases in our reserves. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict. Further examples of these issues include: (1) judicial expansion of policy coverage and the impact of new theories of liability; (2) an increase in plaintiffs targeting property and casualty insurers, including us, in purported class action litigation regarding claims handling and other practices; (3) medical developments that link health issues to particular causes, resulting in liability or workers' compensation (for example, cumulative trauma); (4) claims relating to unanticipated consequences of current or new technologies; (5) an increase in the variety, number and size of claims relating to liability losses, which often present complex coverage and damage valuation questions; (6) claims relating to potentially changing climate conditions, including higher frequency and severity of weather-related events; and (7) adverse changes in loss cost trends, including inflationary pressure in medical cost and automobile repair costs.

Many of the policies we issue include exclusions and other conditions that define and limit coverage, which exclusions and conditions are designed to manage our exposure to certain types of risks and expanding theories of legal liability. In addition, many of our policies limit the period during which a policyholder may bring a claim under the policy, which period in many cases is shorter than the statutory period under which these claims can be brought by our policyholders. While these exclusions and limitations help us assess and control our loss exposure, it is possible that a court or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted which modifies or bars the use of these exclusions and limitations. This could result in higher than anticipated losses by extending coverage beyond the intent of our underwriting. In some instances, these changes may not become apparent until sometime after we have issued the insurance policies that are affected by these changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a policy is issued.

We maintain an internal education plan on the risk of social inflation. We endeavor to find ways to keep claims out of litigation and manage downward the length of time that certain claims are open. We also steer our portfolio away from business that is most exposed to these trends, and we target business in our assumed reinsurance operations and other alternative distribution channels that offer more short tail risks.

Unauthorized data access, cyber-attacks and other security breaches could have an adverse impact on our business and reputation.

We rely on computer systems to conduct our business for our customer service, marketing and sales activities, customer relationship management and producing financial statements. Our business and operations rely on secure and efficient processing, storage and transmission of customer and Company data, including personally identifiable information. Our ability to effectively operate our business depends upon our ability, and the ability of certain third-party vendors and business partners, to access our computer systems to perform necessary business functions, such as providing quotes and product pricing, billing and processing premiums, administering claims, and reporting our financial results.

We retain confidential information on our computer systems, including customer information and proprietary business information belonging to us and our policyholders. Our business and operations depend upon our ability to safeguard this personally identifiable information. Our systems may be vulnerable to unauthorized access and hackers, computer viruses, and other scenarios in which our data may be compromised.

Cyber-attacks involving these systems, or those of our third-party vendors, could be carried out remotely and from multiple sources and could interrupt, damage, or otherwise adversely affect the operations of these critical systems. Cyber-attacks could result in the modification or theft of data, the distribution of false information, or the denial of service to users. Threats to data security can emerge from a variety of sources and change rapidly, resulting in the ongoing need to expend resources to secure our data in accordance with customer expectations and statutory and regulatory requirements.

Any compromise of the security of our data could expose us to liability and harm our reputation, which could affect our business and results of operations. We continually enhance our operating procedures and internal controls to effectively support our business and comply with our regulatory and financial reporting requirements, but there can be no assurances that we will be able to implement security measures adequate to prevent every security breach.

Although, to date, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents that have, or are likely to, materially affect us, our business strategy, results of operation or financial condition, the scope and effect of any cyber-attack may remain undetected for a period of time. We maintain cyber liability insurance coverage that provides both third-party liability and first-party insurance coverages; however, our insurance may be insufficient to cover all losses and expenses related to a cyber-attack.

Federal and state policymakers have and will likely continue to propose increased regulation of the protection of personally identifiable information and appropriate protocols after a related cybersecurity breach. The New York Department of Financial Services recently adopted a cyber protection and reporting regulation for financial services companies with which we are complying. The NAIC has created the Data Security Model Law based upon the New York regulation. Compliance with these regulations and efforts to address continually developing cybersecurity risks may result in a material adverse effect on our results of operations, liquidity, financial condition, and financial strength.

Our reserves for property and casualty insurance losses and loss settlement expenses are based on estimates and may be inadequate, adversely impacting our financial results.

We maintain insurance reserves to cover our estimated ultimate unpaid liability for claim and claim adjustment expenses, including the estimated cost of the claims adjustment process, for reported and unreported claims and for future policy benefits. Our reserves may prove to be inadequate, which may result in future charges to earnings and/or a downgrade of our financial strength rating or the financial strength ratings of our insurance company subsidiaries.

Insurance reserves represent our best estimate at a given point in time. They are not an exact calculation of liability but instead are complex estimates, which are a product of actuarial expertise and projection techniques based on assumptions and expectations about future events, many of which are highly uncertain.

The process of estimating claims and claims adjustment expense reserves involves a high degree of judgment. These estimates are based on historical data and the impact of various factors such as: (1) actuarial and statistical projections of the cost of settlement and administration of claims reflecting facts and circumstances then known; (2) historical claims information and loss emergence patterns; (3) assessments of currently available data; (4) estimates of future trends in claims severity and frequency; (5) judicial theories of liability; (6) economic factors such as inflation; (7) estimates and assumptions regarding social, judicial and legislative trends, and actions such as class action lawsuits and judicial interpretation of coverages or policy exclusions; and (8) the level of insurance fraud.

Many of these factors are not quantifiable. The inherent uncertainties of estimating reserves are greater for certain types of liabilities, particularly those in which the various considerations affecting the type of claim are subject to change and in which long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in a regular and ongoing process as experience develops and further claims are reported and settled.

Actual loss and loss settlement expenses paid might exceed our reserves. If our loss reserves are insufficient, or if we believe our loss reserves are insufficient to cover our actual loss and loss settlement expenses, we will have to increase our loss reserves and incur charges to our earnings, which could indicate that premium levels were insufficient. As such, deviations from one or more of these assumptions could result in a material adverse impact on our Consolidated Financial Statements and our financial strength rating or the financial strength ratings of our insurance company subsidiaries could be downgraded.

For a detailed discussion of our reserving process and the factors we consider in estimating reserves, refer to the "Critical Accounting Policies" section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our core insurance business is dependent on strong and beneficial relationships with a large network of independent insurance agents and not maintaining these relationships could result in loss of sufficient business opportunities within our expertise and stated risk appetite.

Our direct insurance products are marketed exclusively through independent insurance agencies, all of which represent more than one company. We face competition within each agency and competition to retain qualified independent agents. Our competitors include companies that market their products via independent agents, exclusive agents and companies that sell insurance directly to their customers.

Our distribution model is subject to the risks of possible loss of independent agencies for various reasons and the discretion agencies have to reduce their business with us. Other potential consequences of not maintaining strong and beneficial relationships include the loss of sufficient business opportunities within our specific risk appetite, impacting the quality of our underwriting and loss ratio. If the quality of the independent agencies with which we do business were to decline, policyholders might consider purchasing their insurance through different agencies or channels.

We are subject to comprehensive laws and regulations, changes to which may have an adverse effect on our financial condition and results of operations.

Insurance is a highly regulated industry. We are subject to extensive supervision and regulation by the states in which we operate. As a public company, we are also subject to increased regulation at the federal level. Our ability to comply with these laws and regulations and obtain necessary and timely regulatory action is, and will continue to be, critical to our success and ability to earn profits. Examples of regulations that pose particular risks to our ability to earn profits are discussed as follows.

Required licensing. Our insurance company subsidiaries operate under licenses issued by various state insurance departments. If a regulatory authority were to revoke an existing license or deny or delay granting a new license, our ability to continue to sell insurance or to enter or offer new insurance products in that market would be substantially impaired.

Regulation of insurance rates, fees and approval of policy forms. The insurance laws of most states in which we operate require insurance companies to file insurance premium rate schedules and policy forms for review and approval. State regulatory authorities may resist or delay our efforts to raise premium rates at their discretion due to general market, economic, or political factors or factors specific to UFG. If increases to premium rates we deem necessary are not approved, we may not be able to respond to market developments and increased costs in that state. State regulatory authorities may even impose premium rate rollbacks or require us to pay premium refunds to policyholders, affecting our profitability. If insurance policy forms we seek to use are not approved by state insurance departments, our ability to offer new products and grow our business in that state could be substantially impaired.

Restrictions on cancellation, nonrenewal or withdrawal. Many states have laws and regulations restricting an insurance company's ability to cease or significantly reduce its sales of certain types of insurance in that state, except pursuant to a plan that is approved by the state insurance departments. These laws and regulations could limit our ability to exit or reduce our business in unprofitable markets or discontinue unprofitable products. Additionally, our ability to adjust terms or increase pricing requires approval of regulatory authorities in certain states.

Risk-based capital and capital adequacy requirements. Our insurance company subsidiaries and affiliates are subject to risk-based capital requirements that require us to report our results of risk-based capital calculations to state insurance departments and the NAIC. These standards apply specified risk factors to various asset, premium and reserve components of statutory capital and surplus reported in our statutory basis of accounting financial statements. Any failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject us or our subsidiaries and affiliates to further examination or corrective action by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

Transactions between insurance companies and their affiliates. Transactions between us, our insurance company subsidiaries and our affiliates generally must be disclosed to, and in some cases approved by, state insurance departments. State insurance departments may refuse to approve or delay their approval of a transaction, which may impact our ability to innovate or operate efficiently.

Required participation in guaranty funds and assigned risk pools. Certain states have enacted laws that require a property and casualty insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities, and joint underwriting associations where participating insurers are required to provide coverage for assigned risks. The number of risks assigned to us by these plans is based on our share of total premiums written in the voluntary insurance market for that state. Pricing is controlled by the plan, often restricting our ability to charge the premium rate we might otherwise charge. Wherever possible, we utilize a designated servicing carrier to fulfill our obligations under these plans. Designated servicing carriers charge us fees to issue policies, adjust and settle claims and handle administrative reporting on our behalf. In these markets, we may be compelled to underwrite significant amounts of business at lower than desired premium rates, possibly leading to an unacceptable return on equity. While these facilities are generally designed so that the ultimate cost is borne by policyholders, the exposure to assessments and our ability to recoup these assessments through adequate premium rate increases may not offset each other in our financial statements. Moreover, even if they do offset each other, they may not offset each other in our financial statements for the same fiscal period, due to the ultimate timing of the assessments and recoupments or premium rate increases. Additionally, certain states require insurers to participate in guaranty funds to bear a portion of the unfunded obligations of impaired or insolvent insurance companies. These state funds periodically assess losses against all insurance companies doing business in the state. Our operating results and financial condition could be adversely affected by any of these factors.

Restrictions on the amount, type, nature, quality and concentration of investments. The various states in which we are domiciled have certain restrictions on the amount, type, nature, quality and concentration of our investments. Generally speaking, these regulations require us to be conservative in the nature and quality of our investments and restrict our ability to invest in riskier, but often higher yield investments. These restrictions may make it more difficult for us to obtain our desired investment results.

We benefit from certain tax items, including but not limited to, tax-exempt bond interest, dividends-received deductions, tax credits (such as foreign tax credits) and insurance reserve deductions. From time to time, the U.S. Congress, as well as foreign, state and local governments, considers legislation that could reduce or eliminate the benefits associated with these tax items.

Terrorism Risk Insurance. The Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA") was signed into law. TRIPRA, which extended the Terrorism Risk Insurance Program until December 31, 2027, gradually increased the coverage trigger for shared terrorism losses between the federal government and the insurance industry to $200 million per year, and gradually increased the industry-wide retention to $37.5 billion per year. For further information about TRIPRA and its effect on our operations, refer to the information in the "Results of Operations for the Years Ended December 31, 2023, 2022 and 2021" section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Accounting standards. We prepare our consolidated financial statements in conformity with GAAP, which is periodically revised and/or expanded by recognized authoritative bodies, including the Financial Accounting Standards Board ("FASB"). These principles are subject to interpretation by the SEC and various other bodies formed to interpret and create appropriate accounting principles and guidance. Changes in GAAP and financial reporting requirements, or the interpretation of GAAP or those requirements, may have an impact on the content and presentation of our financial results and could have adverse consequences on our financial results, including lower reported results of operations and shareholders' equity and increased volatility and decreased comparability of our reported results with our historic results and with the results of other insurers. In addition, the required adoption of new accounting standards may result in significant incremental costs associated with initial implementation of and ongoing compliance with those standards. Additional information regarding recently proposed and adopted accounting standards and their potential impact on us is set forth in Note 1 "Summary of Significant Accounting Policies" to Part II, Item 8, "Financial Statements and Supplementary Data."

Corporate Governance and Public Disclosure Regulation. Changing laws, regulations and standards relating to corporate governance and public disclosure, including Dodd-Frank, the Sarbanes-Oxley Act of 2002 and related SEC regulations, as well as the listing standards of the Nasdaq stock market, have created and are continuing to create uncertainty for public companies. The Federal Insurance Office, established within the U.S. Department of the Treasury by Dodd-Frank in 2010, has limited regulatory authority and is empowered to gather data and information regarding the insurance industry and insurers, monitor aspects of the insurance industry, identify issues with regulation of insurers that could contribute to a systemic crisis in the insurance industry or the overall financial system, coordinate federal policy on international insurance matters and preempt state insurance measures under certain circumstances. Dodd-Frank and other federal regulation adopted in the future may impose burdens on us, including impacting the ways we conduct our business, increasing compliance costs and duplicating state regulation.

Information Privacy Regulation. We are required to safeguard the personal information of our customers and applicants and are subject to an increasing number of laws and regulations regarding privacy and data security, as well as in our contractual commitments with service providers. We could be subject to governmental enforcement actions and fines, penalties, litigation, or public statements against us by consumer advocacy groups if personal information is not appropriately controlled. Strategic service providers may refuse to continue to do business with us if we do not meet particular standards.

Compliance with these laws and regulations requires us to incur administrative costs that decrease our profits. These laws and regulations may also prevent or limit our ability to underwrite and price risks accurately, obtain timely premium rate increases necessary to cover increased costs, discontinue unprofitable relationships or exit unprofitable markets and otherwise continue to operate our business profitably. In addition, our failure to comply with these laws and regulations could result in actions by state or federal regulators, including the imposition of fines and penalties or, in an extreme case, revocation of our ability to do business in one or more states. Finally, we could face individual, group and class action lawsuits by our policyholders and others for alleged violations of certain state laws and regulations. Each of these regulatory risks could have a negative effect on our profitability.

We will be at a competitive disadvantage if, over time, our competitors are more effective than us in their utilization of technology and evolving data analytics.

We use various actuarial techniques and data analytics to understand our risk exposures such as frequency and severity of different types of insurance claims. The data we rely on for these analytics includes experience data from our own business (policies written, characteristics, coverages, and details of associated losses) and data attained from third parties, including industry results. We use outputs of predictive models and other analytics to assist in decision making related to underwriting, pricing, claims management (including reserving), and catastrophe risk exposure management. Emerging technology, including artificial intelligence, offers opportunities to underwrite and price business more efficiently and accurately, thus lowering costs. If we are not able to use technology and data analytics as effectively as our competitors, our competitiveness and ability to write and retain business within our risk appetite will be impacted. This may reduce the profitability of the business we do write and retain and negatively affect our ability to meet our business objectives.

We may be unable to secure reinsurance capacity that provides necessary risk protection at a reasonable cost.

Our reinsurance strategy seeks to protect the Company from extremely adverse underwriting outcomes as well as unnecessary volatility in underwriting results. We purchase conservative levels of reinsurance as measured by our property catastrophe models, our economic capital model, and benchmarking with our peers.

We retain multiple reinsurance intermediaries to plan, create, and facilitate our ceded reinsurance placements. These intermediaries work closely with our risk, corporate underwriting, and finance departments to design reinsurance transactions that align with corporate strategy and risk appetite. Reinsurance transactions are supported by a large and diverse array of reinsurance providers to ensure that the capacity is reliable in each underwriting year. However, in hard reinsurance market conditions, reinsurance capacity can become constrained as reinsurers are pressed with concerns about capital or profitability. In these conditions, we may be unable to secure our desired reinsurance protection at a reasonable cost.

Lost reinsurance capacity could expose the Company to larger retained losses per loss occurrence, per risk, or per year in total. To mitigate this risk, we maintain a large panel of reinsurers and prefer to trade with partners that participate in each of our ceded programs. We transact with multiple intermediary companies to ensure full access to the entire reinsurance market. We monitor the credit quality of our reinsurance providers. We have a clear view of the criticality of various components of our reinsurance program. Finally, we maintain active dialogue with intermediaries and underwriters throughout the year.

Risks Relating to Our Common Stock

Our stock price could become more volatile and your investment could lose value.

The market price of our common stock historically has been, and we expect will continue to be, subject to fluctuations. These fluctuations may be due to our operating results or factors specific to our operations (including those discussed in our risk factors), changes in securities analysts' estimates of our future financial performance, ratings or recommendations, our results falling below our expectations and analysts' and investors' expectations, the failure of our capital return programs to meet analysts' and investors' expectations, significant catastrophe events, departure of key personnel, cyber-attacks, or factors largely outside of our control, including those affecting the property and casualty insurance industry. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the actual operating performance of listed companies. In addition, our stock is followed by a small number of analysts and the average daily trading volume tends to be low. These factors could adversely affect the price of our common stock.

Certain provisions of our organizational documents, as well as applicable insurance laws, could impede an attempt to replace or remove our management or members of our Board of Directors, prevent the sale of the Company or prevent or frustrate any attempt by shareholders to change the direction of the Company, each of which could diminish the value of our common stock.

Our articles of incorporation and bylaws, as well as applicable laws governing corporations and insurance companies, contain provisions that could impede an attempt to replace or remove our management or prevent the sale of the Company that, in either case, shareholders might not consider being in their best interests.

Our Board of Directors is divided into three classes. At any annual meeting of our shareholders, our shareholders have the right to appoint approximately one-third of the directors on our Board of Directors. Consequently, it will take at least two annual shareholder meetings to effect a change in control of our Board of Directors.

Our articles of incorporation limit the rights of shareholders to call special shareholder meetings.

Our articles of incorporation set the minimum number of directors constituting the entire Board of Directors at nine and the maximum at 15, and they require approval of holders of 60.0 percent of all outstanding shares to amend these provisions. Within the range, the Board of Directors may increase by one each year the number of directors serving on the Board of Directors.

Our articles of incorporation require the affirmative vote of 60.0 percent of all outstanding shares to approve any plan of merger, consolidation, or sale or exchange of all, or substantially all, of our assets.

Our Board of Directors may fill vacancies on the Board of Directors.

Our Board of Directors has the authority, without further approval of our shareholders, to issue shares of preferred stock having such rights, preferences and privileges as the Board of Directors may determine.

Section 490.1110 of the Iowa Business Corporation Act imposes restrictions on mergers and other business combinations between us and any holder of 10.0 percent or more of our common stock.

Section 490.624A of the Iowa Business Corporation Act authorizes the terms and conditions of stock rights or options issued by us to include restrictions or conditions that preclude or limit the exercise, transfer, or receipt of such rights or options by a person, or group of persons, owning or offering to acquire a specified number or percentage of the outstanding common shares or other securities of the corporation.

Further, the insurance laws of Iowa, and the states in which our insurance company subsidiaries are domiciled, prohibit any person from acquiring direct or indirect control of us or our insurance company subsidiaries, generally defined as owning or having the power to vote 10.0 percent or more of our outstanding voting stock, without the prior written approval of state regulators.

These provisions of our articles of incorporation and bylaws, and these state laws governing corporations and insurance companies, may discourage potential acquisition proposals. These provisions and state laws may also delay, deter or prevent a change of control of the Company, in particular through unsolicited transactions that some or all of our shareholders might consider to be desirable. As a result, efforts by our shareholders to change the direction or the Company's management may be unsuccessful, and the existence of such provisions may adversely affect market prices for our common stock if they are viewed as discouraging takeover attempts.

The ability of our subsidiaries to pay dividends may affect our liquidity and ability to meet our obligations.

As a holding company, we have no significant independent operations of our own. Our principal sources of funds are dividends and other payments received from our subsidiaries. We rely on those dividends for our liquidity, and to meet our obligations to pay dividends to shareholders and make share repurchases. Dividends from those subsidiaries depend on their statutory surplus, earnings and regulatory restrictions.

State insurance laws limit the ability of insurance subsidiaries to pay dividends and require our insurance subsidiaries to maintain specified minimum levels of statutory capital and surplus. The actual ability to pay dividends may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, by our competitive position and by the amount of premiums that we can write. Ordinary dividend payments, or dividends that do not require prior approval by the insurance subsidiaries' domiciliary state insurance regulator are generally limited to amounts determined by a formula which varies by jurisdiction. Extraordinary dividends, on the other hand, require prior regulatory approval by the insurance subsidiaries' domiciliary state insurance regulator before they can be made.

In addition, competitive pressures generally require insurance companies to maintain insurance financial strength ratings. These restrictions and other regulatory requirements affect the ability of our insurance subsidiaries to make dividend payments to us. At times we may not be able to pay dividends on our common stock, or we may be required to seek prior approval from the applicable regulatory authority before we can pay any such dividends. In addition, the payment of dividends by us is within the discretion of our Board of Directors and will depend on numerous factors, including our financial condition, our capital requirements and other factors that our Board of Directors considers relevant.

General Risk Factor

Macroeconomic conditions could materially and adversely affect our business, results of operations, financial condition, and growth.

Macroeconomic conditions such as growth, inflation, market stability, and geopolitics can impact our operations, opportunities, and risk profile. Important sectors we follow include goods, services, and housing. Markets exhibit stability when credit is available, there is liquidity in the system, and banks are stable. Geopolitical concerns can also disrupt the business environment. All of these factors can contribute to adverse financial consequences for UFG.

These risks are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material effect on our business, results of operations, financial condition and/or liquidity.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Overview

We recognize the importance of assessing, identifying, and managing risks associated with cybersecurity threats. Our cybersecurity risks are identified and addressed through a comprehensive, cross-functional approach to develop strategies for preserving the confidentiality, integrity and availability of Company and customer information, identifying, preventing and mitigating cybersecurity threats, and effectively responding to cybersecurity incidents.

Oversight

Cybersecurity risk oversight is a focus area of our Risk Management Committee and the full Board of Directors. The Risk Management Committee's charter requires it to assist the Board of Directors in identifying and evaluating risks inherent in our business and to oversee and review the significant policies, procedures, and practices employed to manage risks. The Risk Management Committee receives a quarterly cybersecurity update from the Chief Administrative Officer, which is shared with the full Board of Directors. The Board of Directors discusses cybersecurity matters and risks on a quarterly basis or more frequently, as needed, at the recommendation of the Risk Management Committee.

The Company's executive enterprise risk management committee (the "Executive ERM Committee") is tasked with, among other responsibilities, identifying and evaluating operational risks, which includes risks associated with information technology and cybersecurity. The Executive ERM Committee includes senior leaders across business functions, including the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Chief Risk Officer and Chief Administrative Officer. The Executive ERM Committee, as part of its comprehensive risk management duties, discusses Company strategies to prevent cyber-attacks and the Company's response and remediation of threats. The Chief Administrative Officer provides a quarterly report to the Risk Management Committee that summarizes cybersecurity risks, relevant events and other items of note identified by management or the Executive ERM Committee. The Executive ERM Committee meets independently of the Risk Management Committee, with a representative from the Risk Management Committee in attendance. Certain members of the Executive ERM Committee are invited to attend and participate in meetings of the Risk Management Committee.

In addition, we maintain internal working groups called "corporate risk register groups" dedicated to assessing and managing the various ERM risks facing the Company. There are two corporate risk register groups that relate to cybersecurity risk: Cyber Incident Prevention and Cyber Incident Recovery; the Chief Administrative Officer is the leader of both of these risk register groups. The Chief Administrative Officer likewise serves on the Business Continuity Team as the business continuity technology lead, a role in which she comprehensively evaluates IT system readiness and preparedness should a business continuity event involving cybersecurity or technology interruption occur.

The lead management team member responsible for cybersecurity matters is the Chief Administrative Officer, who has 20 years of experience in information technology and a B.A. in Management Information Systems. She is assisted by the Information Security Manager and the Assistant Vice President and Senior Corporate Counsel for Privacy and Governance.

Cybersecurity Program

We have adopted a Written Information Security Program (WISP) designed to align with the guidelines recommended by the National Institute of Standards and Technology (NIST). We have made ongoing continuous improvements to our information security program; specifically in the implementation of secure remote access solutions with multifactor authentication, next-generation endpoint detection and remediation, cloud-based security controls, automated scanning and outside validation of security controls. Additionally, we require employees to complete cybersecurity training at least annually. When a specific cyber threat is identified, we may create additional trainings with targeted content for our employees. As part of our efforts to manage our cybersecurity risks, we have engaged an independent firm to assist with conducting penetration tests and provide advice on our information security program. We also carry insurance to mitigate losses from cyber events.

We have processes in place to oversee and identify risks from cybersecurity threats associated with our use of third-party service providers. All proposed third parties are subject to a preliminary assessment to identify those that may handle or have access to company information and scope appropriate due diligence activities relating to the engagement. Third parties that may handle or have access to company information are subject to enhanced due diligence procedures prior to onboarding and security risk assessments at the time of onboarding, contract renewal, and upon detection of an increase in risk profile. We use a variety of inputs in such risk assessments, including information supplied by third parties and information obtained through other channels. In addition, we require our providers to adhere to appropriate security requirements and controls, and we investigate security incidents that have impacted our third-party service providers, as appropriate.

We have established comprehensive incident response and recovery plans and continue to regularly test and evaluate the effectiveness of those plans. Our incident response and recovery plans address – and guide our employees, management and the Board of Directors on – our response to a cybersecurity incident, including the requirements of notification, classification, analysis and communication of cybersecurity incidents based on the identified severity level. The Executive ERM Committee regularly reviews and evaluates the corporate incident response plan and business continuity plan.

Cybersecurity Threats

To date, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have, or are likely to, materially affect us, our business strategy, results of operation or financial condition. Refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K, for additional discussion about cybersecurity-related risks.

ITEM 2. PROPERTIES

Our headquarters are located in Cedar Rapids, Iowa, where we own approximately 235,000 square feet of office and building space. In addition, we lease office and building space, including underwriting and claims offices, throughout the U.S. We believe our existing facilities, both owned and leased, are in good condition and suitable for the conduct of our business.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of its business, the Company is a party to a variety of legal proceedings. While the final outcome of these legal proceedings cannot be predicted with certainty, management believes all of the proceedings pending as of December 31, 2023 to be ordinary and routine and does not expect these legal proceedings to have a material adverse effect on the Company's financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Shareholders

United Fire Group, Inc.'s common stock is traded on the Nasdaq stock market under the symbol "UFCS." On February 23, 2024, there were 645 holders of record of United Fire Group, Inc. common stock. The number of record holders does not reflect shareholders who beneficially own common stock in nominee or street name but does include participants in our employee stock purchase plan.

Dividends

Our practice has been to pay quarterly cash dividends, which we have paid every quarter since March 1968.

As a holding company with no independent operations of its own, United Fire Group, Inc. relies on dividends received from its insurance company subsidiaries in order to pay dividends to its common shareholders. Dividends payable by our insurance subsidiaries are governed by the laws in the states in which they are domiciled. In all cases, these state laws permit the payment of dividends only from earned surplus arising from business operations. For example, under Iowa law, the maximum dividend or distribution that may be paid within a 12-month period without prior approval of the Iowa Insurance Commissioner is generally restricted to the greater of 10 percent of statutory surplus as of the preceding December 31, or net income of the preceding calendar year on a statutory basis, not greater than earned statutory surplus. Other states in which our insurance company subsidiaries are domiciled may impose similar restrictions on dividends and distributions. Based on these restrictions, at December 31, 2023, our insurance company subsidiary, United Fire & Casualty, is able to make a maximum of $58.6 million in dividend payments without prior regulatory approval.

Payments of any future dividends and the amounts of such dividends will depend upon factors such as net income, financial condition, capital requirements, and general business conditions. We will only pay dividends if declared by our Board of Directors out of legally available funds and there can be no assurance that we will continue to pay such dividends or the amount of such dividends.

Additional information about these restrictions is incorporated by reference from Note 6 "Statutory Reporting, Capital Requirements and Dividends and Retained Earnings Restrictions" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

Issuer Purchases of Equity Securities

Under our share repurchase program, we may purchase our common stock from time to time on the open market or through privately negotiated transactions. The amount and timing of any purchases will be at our discretion and will depend upon a number of factors, including the share price, general economic and market conditions, and corporate and regulatory requirements. Our share repurchase program may be modified or discontinued at any time. There were no repurchases during the year ended December 31, 2023. Our share repurchase program was most recently renewed in November 2022 through August 2024. As of December 31, 2023, we remained authorized to repurchase 1,719,326 shares of common stock.

United Fire Group, Inc. Common Stock Performance Graph

The following graph compares the performance of an investment in United Fire Group Inc.'s common stock from December 31, 2018 through December 31, 2023, with the Standard & Poor's 500 Index ("S&P 500 Index"), and the Standard & Poor's 600 Property and Casualty Index ("S&P 600 P&C Index"). The graph assumes $100 was invested on December 31, 2018 in our common stock and in each of the below listed indices and that all dividends were reinvested on the date of payment without payment of any commissions. Dollar amounts in the graph are rounded to the nearest whole dollar. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



The following table shows the data used in the total return performance graph above.

	Period Ended					
Index	12/31/2018	12/31/2019	12/31/2020	12/31/21	12/31/22	12/31/23
United Fire Group, Inc.	$ 100.00	$ 81.12	$ 48.48	$ 45.79	$ 55.17	$ 41.77
S&P 500 Index	100.00	131.49	155.68	200.38	164.05	207.13
S&P 600 P&C Index	100.00	109.99	110.97	129.93	118.03	124.69

The foregoing performance graph is being furnished as part of this Annual Report on Form 10-K solely in accordance with the requirement under Rule 14a-3(b)(9) to furnish our shareholders with such information, and therefore, shall not be deemed to be filed or incorporated by reference into any filings by the Company under the Securities Act or Exchange Act.

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operation should be read in conjunction with Part II, Item 8, "Financial Statements and Supplementary Data." Amounts (except per share amounts) are presented in thousands, unless otherwise noted.

FORWARD-LOOKING STATEMENTS

It is important to note that our actual results could differ materially from those projected in any forward-looking statements in this Annual Report on Form 10-K. Please refer to "Forward-Looking Information" and Part I, Item 1A, "Risk Factors" of this report for information concerning factors that could cause actual results to differ materially from the forward-looking statements contained in this Annual Report on Form 10-K.

BUSINESS OVERVIEW

Originally founded in 1946 as United Fire & Casualty Company, United Fire Group, Inc. and its consolidated insurance company subsidiaries provide insurance protection for individuals and businesses through several regional companies. Our property and casualty insurance company subsidiaries are licensed in 50 states plus the District of Columbia and are represented by approximately 1,000 independent agencies.

Reportable Segments

Our property and casualty insurance business operates and reports as one business segment. For more information, refer to Part I, Item 1 "Property and Casualty Insurance Business" under "Products and Operations".

Products and Lines of Business

Our core commercial products support a wide variety of customers including small business owners and middle market businesses operating in industries such as construction, services, retail trade, financial and manufacturing, along with contract surety and commercial surety bonds offered through approximately 1,000 independent property and casualty agencies. We also provide specialty and surplus lines coverage written exclusively through wholesale brokers on an admitted and non-admitted basis.Additionally, the Company offers reinsurance coverage for property and casualty insurance through traditional treaty reinsurance channels. The Company assumes premium in Lloyd's of London syndicates through a Funds at Lloyd's subsidiary. The reinsurance operation supports primarily commercial lines of business but also assumes risk in professional, financial and personal lines of insurance. We also partner with MGAs to offer delegated underwriting programs providing niche products including marine specialty, professional liability and earthquake coverages.

We review and report our results using lines of business. The following table shows the principle types of property and casualty insurance policies we write and issue, and which lines of business they are reported in:

	Direct Writer	Treaty Reinsurance[1]	Funds at Lloyd's	MGAs
Commercial Lines				
Other Liability	x	P		x
Fire and allied lines	x	P		x
Automobile	x	P		
Workers' compensation	x	P		
Fidelity and surety	x	P		
Other	x			x
Personal Lines				
Fire and allied lines	*	P		
Automobile	*			
Other	*			
Reinsurance Assumed		NP	x	

* Personal lines direct business was discontinued in 2020 with only a minimal number of exposures still in force due to certain regulatory non-renewal limitations. For more information, refer to Part I, Item 1 "Property and Casualty Insurance Business" under "Products and Operations"

(1) Treaty Reinsurance is split between proportional reinsurance (P) and non-proportional reinsurance (NP)

Commercial other liability - primarily business insurance covering bodily injury and property damage including construction defect, excess and surplus lines excess casualty, and standard umbrella. Proportional assumed reinsurance on these lines and professional liability coverage managed by an MGA partner.

Commercial fire and allied lines - primarily multi-peril non-liability property coverage, inland marine. Proportional assumed reinsurance on these lines and earthquake coverage managed by an MGA partner.

Commercial automobile - physical damage to an insured's vehicle, as well as liabilities to third parties. Automobile physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft, flood or other causes. Automobile liability insurance covers bodily injury, damage to property resulting from automobile accidents caused by the insured, uninsured or under-insured motorists and the legal costs of defending the insured against lawsuits. Proportional reinsurance on these lines is also included.

Workers' compensation - business coverage for employees who are injured or become ill as a result of their job, including proportional assumed reinsurance for this coverage. Our workers' compensation insurance covers primarily small- to mid-sized accounts.

Fidelity and surety - contract and commercial surety bond coverage which guarantees performance and payment by our bonded principals, protects owners from failure to perform on the part of our principals, and protects material suppliers and subcontractors from nonpayment by our contractors.

Commercial other - commercial theft coverage, boiler and machinery and ocean marine business managed by an MGA partner.

Personal fire and allied lines - proportional assumed reinsurance for homeowners multi-peril coverage.

Reinsurance assumed - primarily non-proportional assumed reinsurance and Funds at Lloyd's property and casualty syndicates.

Lloyd's Syndicates

On January 1, 2021, the Company became a member of Lloyd's of London ("Lloyd's") through McIntyre Cedar Corporate Member LLP. As a member of Lloyd's, the Company is required to maintain capital at Lloyd's, referred to as Funds at Lloyd's ("FAL"), to support underwriting of property and casualty and reinsurance business by

Syndicate 1492, Syndicate 1729, Syndicate 1969, Syndicate 1971, Syndicate 4747, Syndicate 2988, Syndicate 1699 and Syndicate 5623.

Pooling Arrangement

All of our property and casualty insurance subsidiaries are members of an intercompany reinsurance pooling arrangement. The Company's pooling arrangement permits the participating companies to rely on the capacity of the entire pool's capital and surplus, rather than being limited to policy exposures of a size commensurate with each participant's own surplus level.

Geographic Concentration

For 2023, 47.0 percent of our property and casualty premiums were written in Texas, California, Iowa, Missouri, and Louisiana.

In 2023, 2022 and 2021 the direct statutory premiums written by our property and casualty insurance operations were distributed as follows:

(In Thousands)	Years Ended December 31,			% of Total		
	2023	2022	2021	**2023**	2022	2021
Texas	$ **176,287**	$ 148,207	$ 158,676	**17.4 %**	16.6 %	17.4 %
California	**126,262**	111,037	119,171	**12.4**	12.4	13.1
Iowa	**71,975**	70,128	73,097	**7.1**	7.8	8.0
Missouri	**59,094**	54,090	55,693	**5.8**	6.1	6.1
Louisiana	**43,769**	37,124	39,280	**4.3**	4.2	4.3
New Jersey	**42,369**	41,030	49,468	**4.2**	4.6	5.4
Illinois	**37,157**	28,538	29,755	**3.7**	3.2	3.3
Colorado	**36,900**	34,480	38,761	**3.6**	3.9	4.3
Minnesota	**35,718**	32,659	35,697	**3.5**	3.7	3.9
South Dakota	**33,770**	31,609	30,429	**3.3**	3.5	3.3
All Other States	**350,976**	304,839	281,485	**34.6**	34.1	30.9
Direct Statutory Premiums Written	$ **1,014,277**	$ 893,741	$ 911,512	**100.0 %**	100.0 %	100.0 %

MEASUREMENT OF RESULTS

We evaluate profit or loss based upon operating and investment results. Profit or loss described in the following sections of this Management's Discussion and Analysis is reported on a pre-tax basis. Our primary sources of revenue are premiums and investment income. Major categories of expenses include losses and loss settlement expenses, underwriting and other operating expenses. Management uses metrics to provide financial statement users with a better understanding of results of operations, including net premiums written and three components of the loss ratio: underlying loss ratio, impacts of catastrophes and non-catastrophe prior period reserve development.

Net premiums written is frequently used by industry analysts and other recognized reporting sources to facilitate comparisons of the performance of insurance companies. Net premiums written is the amount charged for insurance policy contracts issued and recognized on an annualized basis at the effective date of the policy. Management believes net premiums written is a meaningful measure for evaluating insurance company sales performance and geographical expansion efforts. Net premiums written for an insurance company consists of direct premiums written and premiums assumed, less premiums ceded. Net premiums earned is calculated on a pro-rata basis over the terms of the respective policies. Unearned premium reserves are established for the portion of premiums written applicable to the unexpired terms of the insurance policies in force. The difference between net premiums earned and net premiums written is the change in unearned premiums and the change in prepaid reinsurance premiums.

Underlying loss ratio represents the net loss ratio less the impacts of catastrophes and non-catastrophe prior period reserve development. The underlying combined ratio represents the combined ratio less the impacts of catastrophes and non-catastrophe prior period reserve development. The Company believes that the underlying loss ratio and underlying combined ratio are meaningful measures to understand the underlying trends in the core business in the current accident year, removing the volatility of prior period impacts and catastrophes. Management believes separate discussions on catastrophe losses and prior period reserve development are important to understanding how the Company is managing catastrophe risk and in identifying developments in longer-tailed business.

Prior period reserve development is the increase (unfavorable) or decrease (favorable) in incurred loss and loss adjustment expense reserves at the valuation dates for losses which occurred in previous calendar years. This measure excludes development on catastrophe losses.

Catastrophe losses is an operational measure that utilizes the designations of the Insurance Services Office ("ISO") and is reported with losses and loss adjustment expense amounts net of reinsurance recoverables, unless specified otherwise. In addition to ISO catastrophes, we also include as catastrophes those events ("non-ISO catastrophes"), which may include U.S. or international losses, that we believe are, or will be, material to our operations, either in amount or in number of claims made. Catastrophes are not predictable and are unique in terms of timing and financial impact. While management estimates catastrophe losses as incurred, due to the inherently unique nature of catastrophe losses, the impact in a reporting period is inclusive of catastrophes that occurred in the reporting period, as well as development on catastrophes that may have occurred in prior periods. The following table shows the breakdown of ISO and non-ISO catastrophes in 2023, 2022 and 2021:

		Years Ended December 31,				
(In Thousands)		**2023**		2022		2021
ISO catastrophes	$	**61,269**	$	73,342	$	83,386
Non-ISO catastrophes [1]		**2,883**		124		15,230
Total catastrophes	$	**64,152**	$	73,466	$	98,616

(1) Includes international assumed losses.

We evaluate our property catastrophe exposure by considering planned portfolio growth, market conditions, business needs, portfolio aggregation, and results of third-party vendor model output. As a result of the evaluation, we may limit our exposure in regions that are prone to naturally occurring catastrophic events through a combination of geographic diversification and restrictions on the amount and location of new business production in such regions. We regularly assess our concentration of risk exposures in natural catastrophe exposed areas and consider the impacts of climate change and the unpredictability of future trends in adjusting our geographic concentrations. We have strategies and underwriting standards to manage these exposures through individual risk selection, subject to regulatory constraints. We use third-party vendor catastrophe modeling and a risk concentration management tool to monitor and control our accumulation of potential losses in natural catastrophe exposed areas, such as the Gulf Coast and East Coast. We model several perils against our exposure profile to produce a view into portfolio aggregation and property catastrophe exposure. Our staff regularly performs portfolio analysis, creating and utilizing custom model output which is used to further expand our insights into our exposure profile. We use all of these evaluations when renewing our catastrophe reinsurance programs on an annual basis.

Our profitability is influenced by many factors, including price, competition, economic conditions, investment returns, interest rates, catastrophic events and other natural disasters, man-made disasters, state regulations, court decisions, and changes in the law. To manage these risks and uncertainties, we seek to achieve consistent profitability through strong agency relationships, exceptional customer service, fair and prompt claims handling, disciplined underwriting, superior loss control services, prudent management of our investments, appropriate matching of assets and liabilities, effective use of ceded reinsurance and effective and efficient use of technology.

We measure our cash flows and liquidity to ensure we meet our short- and long-term cash obligations. We monitor our capital adequacy to support our business.

Ceded Reinsurance

Our reinsurance allows us to manage our risk, increase our underwriting capacity and protect us from large events. A summary of our key 2024 reinsurance program is as follows. For details on our 2021 - 2023 plans please refer to Part II, Item 8, Note 4 "Reinsurance"

Property Catastrophe Excess of Loss

Our corporate property catastrophe reinsurance program, effective January 1, 2024, is an excess of loss ("XOL") treaty. The program consists of $110 million in coverage for losses in excess of $20 million. The treaty protects from catastrophic events such as earthquakes, hail, windstorms, and fires. The treaty consists of three layers and is fully placed. It includes exclusions for communicable diseases and cyber loss. In addition, it includes a terrorism exclusion. Each layer can be reinstated once to its full amount at the same premium. The business written through our delegated underwriting arrangement for earthquake and flood business is no longer subject to the corporate treaty. That exposure is now completely, and separately, reinsured and detailed below.

Layer	Limit	Retention	Placement
First	$ 10,000	$ 20,000	100 %
Second	$ 30,000	$ 30,000	100 %
Third	$ 70,000	$ 60,000	100 %

Property & Casualty Core XOL Treaty

Our property and casualty working program, which we refer to as the core treaty, includes a multi-line layer which applies in excess of our retention and annual aggregate deductible, as well as property-only and casualty-only towers above the multi-line exhaustion point. Our core treaty begins January 1, 2024 and each layer is fully placed. Each layer includes provisions for extra-contractual and excess of policy limit losses. The multi-line treaty includes a provision that limits the per occurrence maximum limit to $24 million. Reinstatement is free and unlimited, upon erosion of the deductible. This treaty provides coverage to the majority of the commercial property and casualty business that we write. The multi-line treaty combined with the property per risk provide for a combined limit of $22 million coverage excess of the $3 million retention. If we have a property risk that requires limits in excess of our reinsured limit, facultative reinsurance is generally obtained.

Layer	Limit	Retention	Placement
Multi-Line	8,000	3,000	100 %
Property Per Risk	14,000	11,000	100 %
Casualty 2nd	9,000	11,000	100 %
Casualty 3rd	20,000	20,000	100 %
Casualty 4th	20,000	40,000	100 %

Surety Per Principal XOL Treaty

Our surety treaty begins on January 1, 2024 and is an excess of loss treaty. The program consists of $45 million in coverage for losses in excess of $5 million per principal. The first layer includes three reinstatements, while the second and third include one. Losses are considered discovered to the treaty year in accordance with the contract terms and conditions.

Layer	Limit	Retention	Placement
First	5,000	5,000	100 %
Second	15,000	10,000	100 %
Third	25,000	25,000	100 %

Earthquake and Flood XOL Treaty

We delegate underwriting authority to write a specific portfolio of flood and earthquake difference in conditions ("DIC") business. This arrangement began in 2019. An excess of loss treaty, effective January 1, 2024, is in place to specifically and exclusively reinsure business written through this arrangement. This program consists of $160 million for losses in excess of $10 million and is fully placed. This treaty replaces the earthquake quota share that we had previously placed in treaty years 2022 and 2023, as well as the remaining coverage that had been provided by the corporate property catastrophe XOL. Effecting the above change allowed us to reduce our retention to these events from $20 million to $10 million.

Layer	Limit	Retention	Placement
First	20,000	10,000	100 %
Second	30,000	30,000	100 %
Third	60,000	60,000	100 %
Fourth (Q1 only)	50,000	120,000	100 %

Assumed Reinsurance

The Company offers reinsurance coverage for property and casualty insurance through traditional treaty reinsurance channels and participates in the Funds at Lloyd's syndicates. We target diversifying risks that complement our direct portfolio. The following provides more detail on the type of assumed reinsurance business we target.

- Treaty reinsurance with regional property and casualty carriers, including casualty XOL, property per risk, and property catastrophe XOL.

- Treaty reinsurance with professional reinsurers and Lloyd's syndicates.

- Mortgage reinsurance with Freddie Mac and Fannie Mae, private mortgage insurers and surety carriers.

- Treaty reinsurance on risks underwritten by managing general agents.

- Treaty reinsurance underwritten on our behalf through reinsurance intermediary management agreements (RIMA) that define underwriting boundaries by product, class and type.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

FINANCIAL HIGHLIGHTS

| (In Thousands) | Years Ended December 31, | | | % Change | |
	2023	2022	2021	**2023 vs. 2022**	2022 vs. 2021
Revenues					
Net premiums earned	**$1,034,587**	$ 951,541	$ 962,823	**8.7 %**	(1.2)%
Investment income, net of investment expenses	**59,606**	44,932	55,778	**32.7**	(19.4)
Net investment gains (losses)	**1,274**	(15,892)	47,383	**(108.0)**	(133.5)
Other income	**—**	(295)	207	**(100.0)**	(242.5)
Total revenues	**$1,095,467**	$ 980,286	$1,066,191	**11.7 %**	(8.1)%
Benefits, losses and expenses					
Losses and loss settlement expenses	**$ 769,414**	$ 637,301	$ 652,155	**20.7 %**	(2.3)%
Amortization of deferred policy acquisition costs	**244,991**	213,075	203,432	**15.0**	4.7
Other underwriting expenses	**115,800**	115,169	110,103	**0.5**	4.6
Interest expense	**3,260**	3,188	3,187	**2.3**	—
Other non-underwriting expenses	**1,723**	(524)	471	**(428.8)**	(211.3)
Total benefits, losses and expenses	**$1,135,188**	$ 968,209	$ 969,348	**17.2 %**	(0.1)%
Income (loss) before income taxes	**$ (39,721)**	$ 12,077	$ 96,843	**(428.9)**	(87.5)%
Federal income tax expense (benefit)	**(10,021)**	(2,954)	16,249	**239.2**	(118.2)%
Net income (loss)	**$ (29,700)**	$ 15,031	$ 80,594	**(297.6)**	(81.3)%
GAAP Ratios:					
Net loss ratio [1]	**74.4 %**	67.0 %	67.7 %	**11.0 %**	(1.0)%
Expense ratio [2]	**34.9 %**	34.5 %	32.6 %	**1.2 %**	5.8 %
Combined ratio [3]	**109.3 %**	101.5 %	100.3 %	**7.7 %**	1.2 %
Additional Loss Ratios:					
Net loss ratio [1]	**74.4 %**	67.0 %	67.7 %	**11.0 %**	(1.0)%
Catastrophes - effect on net loss ratio [4]	**6.2 %**	7.7 %	10.2 %	**(19.5)%**	(24.5)%
Reserve development-effect on net loss ratio [4]	**6.0 %**	0.1 %	(6.9)%	**NM**	(101.4)%
Underlying loss ratio [4] (Non-GAAP)	**62.2 %**	59.2 %	64.4 %	**5.1 %**	(8.1)%

NM = not meaningful

(1) Net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premiums earned. We use the net loss ratio as a measure of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. Our net loss ratio is meaningful in evaluating our financial results as reported in our Consolidated Financial Statements.

(2) Expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. The expense ratio measures a company's operational efficiency in producing, underwriting and administering its insurance business.

(3) Combined ratio is a commonly used financial measure of property and casualty underwriting performance. A combined ratio below 100.0 percent generally indicates a profitable book of business. The combined ratio is the sum of the net loss ratio and the underwriting expense ratio.

(4) Underlying loss ratio is defined as the net loss ratio less impacts of catastrophes and non-catastrophe prior year reserve development.

Net loss reported in 2023 as compared to net income in 2022 was primarily due to an increase in losses and loss settlement expenses and an increase in amortization of deferred acquisition costs. These were partially offset with an increase in net premiums earned, higher investment income and net investment gains, as compared to net investment losses for the same period in 2022.

In 2022, the decrease in net income compared to 2021 was primarily due to lower premiums earned, lower net investment income from a decrease in value of other long-term assets, and net investment losses from a decrease in the fair value of equity securities, as compared to net investment gains for the same period in 2021.

Premiums

The following table shows our premiums earned and written for 2023, 2022 and 2021:

				% Change	
(In Thousands)				**2023**	2022
Years ended December 31,	**2023**	2022	2021	**vs. 2022**	vs. 2021
Direct premiums earned	**953,958**	889,301	978,190	**7.3 %**	(9.1)%
Assumed premiums earned	**225,587**	163,980	77,283	**37.6 %**	112.2 %
Ceded premiums earned	**(144,958)**	(101,740)	(92,650)	**42.5 %**	9.8 %
Net premiums earned	**$ 1,034,587**	$ 951,541	$ 962,823	**8.7 %**	(1.2)%
(In Thousands)				**2023**	2022
Years ended December 31,	**2023**	2022	2021	**vs. 2022**	vs. 2021
Direct premiums written	**$ 987,977**	$ 893,741	$ 911,514	**10.5 %**	(1.9)%
Assumed premiums written	**232,716**	190,215	130,375	**22.3**	45.9
Ceded premiums written	**(153,792)**	(99,732)	(100,541)	**54.2**	(0.8)
Net premiums written[(1)]	**$ 1,066,901**	$ 984,224	$ 941,348	**8.4 %**	4.6 %

NM = not meaningful

(1) **Net premiums written:** Net premiums written is frequently used by industry analysts and other recognized reporting sources to facilitate comparisons of the performance of insurance companies. Net premiums written are the amount charged for insurance policy contracts issued and recognized on an annualized basis at the effective date of the policy. Management believes net premiums written are a meaningful measure for evaluating insurance company sales performance and geographical expansion efforts. Net premiums written for an insurance company consists of direct premiums written and reinsurance assumed, less reinsurance ceded. Net premiums earned is calculated on a pro rata basis over the terms of the respective policies.

Net Premiums Written

Net premiums written comprise direct and assumed premiums written, less ceded premiums written. Direct premiums written are the total policy premiums, net of cancellations, associated with policies issued and underwritten by our property and casualty insurance business. Assumed premiums written are the total premiums associated with the insurance risk transferred to us by other insurance and reinsurance companies pursuant to reinsurance contracts. Ceded premiums written is the portion of direct premiums written that we cede to our reinsurers under our reinsurance contracts. Net premiums earned are recognized ratably over the life of a policy and differ from net premiums written, which are recognized on the effective date of the policy.

Direct Premiums Written

Direct premiums written increased $94.2 million in 2023 as compared to 2022 primarily due to growth in our core commercial lines. Direct premiums written decreased $17.8 million in 2022 as compared to 2021 due to our continued focus on improving profitability through non-renewal of under-performing accounts in our commercial automobile line of business.

Assumed Premiums Written

Assumed premiums written increased $42.5 million in 2023 as compared to 2022 due to growth of our Funds at Lloyd's participation along with increases in our assumed book by the addition of new programs.

Assumed premiums written increased $59.8 million in 2022 as compared to 2021 due to growth of our assumed book by the addition of new programs and cedant premium growth.

Ceded Premiums Written

Direct premiums written are reduced by the ceded premiums that we pay to reinsurers. For 2023, the ratio of ceded premiums to direct written premiums increased as compared to 2022 as a result of higher reinsurance costs, in addition to an increase in our direct written premiums. Ceded premiums also increased $12.8 million in 2023 as a result of increased surety reinstatement premium due to a small number of large claims. All these contributed to ceding 54.2 percent more premiums to reinsurers in 2023 as compared to 2022. For 2022, the ratio of ceded premiums to direct written premiums is nearly the same as it was in 2021, and thus ceded premiums written are only down as a reflection of decreased direct premiums written.

Losses and Loss Settlement Expenses

Climate Change and Catastrophe Exposures

Catastrophe losses are inherent risks of the property and casualty insurance business. Catastrophic events include, without limitation, hurricanes, tornadoes, earthquakes, hailstorms, wildfires, high winds, winter storms and other natural disasters, along with man-made exposures to losses resulting from, without limitation, acts of war, acts of terrorism and political instability. Such events result in insured losses that can be, and may continue to be, a material factor in our results of operations and financial position, as the extent of losses from a catastrophe is a function of both the total amount of insured exposure in an area affected by the event and the severity of the event. Because the level of insured losses that may occur in any one year cannot be accurately predicted, these losses contribute to fluctuations in our year-to-year results of operations and financial position. Some types of catastrophes are more likely to occur at certain times within the year than others, which adds an element of seasonality to our property and casualty insurance claims. The frequency and severity of catastrophic events are difficult to accurately predict in any year. However, some geographic locations are more susceptible to these events than others.
We control our direct insurance exposures in regions that are prone to naturally occurring catastrophic events through a combination of geographic diversification, restrictions on the amount and location of new business production in such regions, and reinsurance. We regularly assess our concentration of risk exposures in natural catastrophe exposed areas and consider the impacts of climate change and the unpredictability of future trends in adjusting our geographic concentrations in the United States. We have strategies and underwriting standards to manage these exposures through individual risk selection, subject to regulatory constraints, and through the purchase of catastrophe reinsurance coverage. We use catastrophe modeling and a risk concentration management tool to monitor and control our accumulations of potential losses in natural catastrophe exposed areas of the United States, such as the Gulf Coast and East Coast, as well as in areas of exposure in other countries where we are exposed to a portion of an insurer's underwriting risk under our assumed reinsurance contracts.

Overall, the models indicate increased risk estimates for our exposure to hurricanes in the U.S., but the impact of the models on our book of business varies significantly among the regions that we model for hurricanes. Based on our analysis, we have implemented more targeted underwriting and rate initiatives in some regions. We intend to continue to take underwriting actions and/or purchase additional reinsurance as necessary to reduce our exposure.

Catastrophe modeling generally relies on multiple inputs based on experience, science, engineering and history, and the selection of those inputs requires a significant amount of judgment. The modeling results may also fail to account for risks that are outside the range of normal probability or are otherwise unforeseen. Because of this, actual results may differ materially from those derived from our modeling assumptions.

Despite our efforts to manage our catastrophe exposure, the occurrence of one or more severe natural catastrophic events in heavily populated areas could have a material effect on our results of operations, financial condition or liquidity.

The process of estimating and establishing reserves for losses incurred from catastrophic events is inherently uncertain and the actual ultimate cost of a claim, net of reinsurance recoveries, may vary materially from the estimated amount reserved. Although we reinsure a portion of our exposure, reinsurance may prove to be inadequate if a major catastrophic event exceeds our reinsurance limits or if we experience a number of small catastrophic events that individually fall below our reinsurance retention level.

Catastrophe Losses

In 2023, our pre-tax catastrophe losses were $64.2 million, a decrease of $9.3 million compared to $73.5 million in 2022 and a decrease of $25.2 million as compared to $98.6 million in 2021. In 2023, our catastrophe losses included 61 events. Catastrophe losses in 2023 added 6.2 percentage points to the combined ratio, which is below our historical 10-year average of 7.2 percentage points.

Catastrophe Reinsurance

In 2023, the Company continued the pillared loss occurrence program in addition to the XOL ceded reinsurance program with no substantive structural changes. The catastrophe reinsurance retention level was increased from $15.0 million to $20.0 million, the pillar retention in the pillared loss occurrence program increased from $5.0 million to $6.0 million, and the first layer of the occurrence tower was placed with a co-participation. We did not experience any property catastrophe events that produced a reported loss to either program in 2022 or 2023. We use many reinsurers, both domestic and foreign, which helps us to avoid concentrations of credit risk associated with our reinsurance. Our criteria for selecting reinsurance markets is to require capital and surplus of at least $500.0 million and an A.M. Best rating or an S&P rating of at least "A-." If a reinsurer is rated by both rating agencies, then both ratings must be at least an "A-." All of our reinsurance capacity is placed with reinsurers holding a rating of A- or better. For the small amount of reinsurance capacity we utilize that doesn't meet our criteria, markets are required to collateralize the risk.

The following table represents the primary reinsurers we utilize and their financial strength ratings as of December 31, 2023:

Name of Reinsurer	A.M. Best	S&P Rating
Swiss Re[2]	A+	AA-
Hannover Re[1][2]	A+	AA-
Everest Re[1][2]	A+	AA-
Lloyd's[1][2]	A	AA-
Arch Re[1]	A+	A+
Berkely Re[1]	A+	A+
Partner Re[1][2]	A+	A+
R&V Re[1][2]	NR	A+
MS Amlin[1][2]	A	A
Renaissance Re[1]	A+	A+
SCOR[1][2]	A	A+

(1) Primary reinsurers participating in the property and casualty excess of loss programs.
(2) Primary reinsurers participating in the surety excess of loss program.

Refer to Part II, Item 8, Note 4 "Reinsurance" for further discussion of our reinsurance programs.

Terrorism Coverage

Our principal reinsurance protection is the coverage provided through the Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA"), effective through December 31, 2027. TRIPRA coverage includes most direct commercial lines of business, including coverage for losses from nuclear, biological and chemical exposures if coverage was afforded by an insurer, with exclusions for commercial automobile insurance, burglary and theft insurance, surety, professional liability insurance and farm owners' multiple peril insurance. For calendar year 2024, the aggregate losses exceeding a threshold of $200.0 million industry-wide would be covered under this protection. Our TRIPRA deductible was $124.8 million for 2023 and our TRIPRA deductible is expected to be $132.6 million for 2024. Our catastrophe and non-catastrophe reinsurance programs provide limited coverage for terrorism exposure excluding nuclear, biological and chemical-related claims.

2023 Results

In 2023, our loss and loss settlement expenses were 20.7 percent higher than 2022 and our net loss ratio increased 7.4 points. The primary driver for the increase was an increase in loss and loss settlement expenses of $80.4 million in commercial lines and $48.0 million in reinsurance assumed, which will be discussed in more detail in *Net Loss Ratios by Line.* In 2023, catastrophe losses were $64.2 million in both our direct and assumed reinsurance business as compared to $73.5 million in 2022.

2022 Results

In 2022, our losses and loss settlement expenses were 2.3 percent lower than 2021 and our net loss ratio decreased 0.7 points. The primary driver for the decline is a reduction of loss and loss settlement expenses of $27.0 million in personal lines related to our exit of that business. This was offset by an increase in reinsurance assumed related to our growth in that business from the prior year, and a slight decrease in our commercial lines. In 2022, catastrophe losses were $73.5 million in both our direct business and assumed reinsurance business as compared to $98.6 million in 2021.

Reserve Development

For many liability lines of business, several years (more than a decade for construction defect) may elapse between the occurrence of the loss, the reporting of the loss to us and the settlement or other disposition of the claim. As a result, loss experience in the more recent accident years for the long-tail liability coverages has limited statistical credibility in our reserving process because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses. In addition, long-tail liability claims are more susceptible to litigation and can be significantly affected by changing contract interpretations, the legal environment, and inflation (economic and social). Consequently, the estimation of loss reserves for long-tail coverages is more complex and subject to a higher degree of variability. As a result of this complexity and inherent uncertainty, reserve estimates may change over time as new information becomes available. Reserves for these long-tail coverages represent a significant portion of our overall carried reserves.

When establishing reserves and monitoring reserve adequacy, we analyze historical data and consider the potential impact of various loss development factors and trends including historical loss experience, legislative enactments, judicial decisions, legal developments in imposition of damages, experience with alternative dispute resolution, results of our medical bill review process and changes and trends in general economic conditions, including the effects of inflation.

2023 Development

The property and casualty insurance business experienced $67.8 million of adverse development in our net reserves for prior accident years for the twelve-month period ended December 31, 2023, which is comprised of $64.2 million on non-catastrophe losses and $3.6 million on catastrophe losses. Commercial other liability lines experienced adverse development of $52.9 million primarily in our excess and surplus lines excess casualty book along with some adverse development in standard umbrella and construction defect due to increasing severity pressures. The pressure on these longer tailed lines, especially in accident years 2016-2019, related to social and economic inflation, continued in 2023 and prompted a re-evaluation of trend assumptions for more recent accident years. The commercial automobile line of business also experienced adverse development of $9.0 million related to increasing severity largely in post-COVID-19 accident years. Commercial fire and allied lines experienced adverse development of $4.4 million largely due to development on both catastrophe and non-catastrophe losses, primarily from accident year 2022. The assumed reinsurance line of business contributed an additional $3.5 million of adverse development largely driven by catastrophe losses.

2022 Development

The property and casualty insurance business experienced $12.9 million of adverse development in our net reserves for prior accident years for the twelve-month period ended December 31, 2022. Most of the adverse development was in commercial other liability with $47.8 million and commercial fire and allied with $24.8 million adverse development. This was offset partially by favorable development on commercial automobile which contributed $56.7 million. The unfavorable development in commercial other liability and commercial fire and allied was due to paid loss and loss adjustment expense ("LAE") which was greater than reductions in reserves for unpaid loss and LAE. The favorable development for commercial automobile was from both loss and LAE where reductions of reserves for unpaid liabilities were more than sufficient to offset actual paid loss and paid LAE. Reductions in reserves for IBNR claims also contributed favorable development.

2021 Development

The property and casualty insurance business experienced $48.9 million of favorable development in our net reserves for prior accident years for the twelve-month period ended December 31, 2021. Two lines contributed the majority of favorable development with the largest contribution coming from commercial automobile which had $43.3 million favorable development, followed by workers' compensation which had $10.9 million favorable development. All other individual lines, with the exception of commercial other liability, experienced favorable development. Commercial other liability experienced $20.7 million of unfavorable development. The favorable development for commercial automobile was from both loss and LAE where reductions of reserves for unpaid liabilities were more than sufficient to offset actual paid loss and paid LAE. The favorable development for workers' compensation was from both loss and LAE and for loss the reductions in reserves for reported claims were more than sufficient to offset paid loss; reductions in reserves for IBNR claims also contributed favorable development in addition to LAE where reductions in reserves were more than sufficient to offset payments. Commercial other liability experienced unfavorable development due to paid loss which was greater than reductions in reserves for unpaid loss; LAE developed favorably and partially offset the unfavorable loss development.

Reserve development amounts can vary significantly from year-to-year depending on a number of factors (both internal and external).

Net Loss Ratios by Line

The following table depicts our net loss ratios for 2023, 2022 and 2021:

Years ended December 31,	2023			2022			2021		
(In Thousands)	Net Premiums Earned	Net Losses and Loss Settlement Expenses Incurred	Net Loss Ratio	Net Premiums Earned	Net Losses and Loss Settlement Expenses Incurred	Net Loss Ratio	Net Premiums Earned	Net Losses and Loss Settlement Expenses Incurred	Net Loss Ratio
Commercial lines									
Other liability	$ 320,762	$ 249,106	77.7 %	$ 302,446	$ 231,587	76.6 %	$ 299,961	$ 184,794	61.6 %
Fire and allied lines	244,674	183,533	75.0	232,156	204,278	88.0	238,881	177,136	74.2
Automobile	208,874	176,667	84.6	208,398	114,296	54.8	248,135	181,119	73.0
Workers' compensation	53,039	33,224	62.6	56,015	27,545	49.2	61,690	43,790	71.0
Fidelity and surety	39,922	22,259	55.8	37,975	6,790	17.9	30,989	2,913	9.4
Other	2,702	940	34.8	1,081	821	75.9	1,313	251	19.1
Total commercial lines	869,973	$ 665,729	76.5 %	838,071	$ 585,317	69.8 %	880,969	$ 590,003	67.0 %
Personal lines									
Fire and allied lines	$ 4,733	$ 3,402	71.9 %	$ 4,957	$ 2,959	59.7 %	$ 14,604	$ 20,215	138.4 %
Automobile	—	(837)	NM	1	(3,123)	NM	7,144	5,784	81.0
Other	22	(82)	NM	50	(1,009)	NM	361	(216)	(59.8)
Total personal lines	$ 4,755	$ 2,483	52.2 %	$ 5,008	$ (1,173)	(23.4)%	$ 22,109	$ 25,783	116.6 %
Reinsurance assumed	$ 159,859	$ 101,202	63.3 %	$ 108,462	$ 53,157	49.0 %	$ 59,745	$ 36,369	60.9 %
Total	$ 1,034,587	$ 769,414	74.4 %	$ 951,541	$ 637,301	67.0 %	$ 962,823	$ 652,155	67.7 %

Commercial Lines

The net loss ratio in our commercial lines of business, excluding assumed reinsurance, was 76.5 percent in 2023 compared to 69.8 percent in 2022 and 67.0 percent in 2021. The net loss ratio in 2023 increased primarily due to prior accident year reserve strengthening discussed in the *Reserve Development* section. The net loss dollars for 2022 compared to 2021 are lower by 0.8 percent, but the net loss ratio increased due to the contraction of premiums in 2022.

Other Liability

We write numerous types of risk that are exposed to liability losses in our direct and assumed books of business. This includes, but is not limited to, bodily injury, property damage, standard umbrella, excess liability, and product liability (including construction defect) loss and loss adjustment expenses.

The net loss ratio deteriorated 1.1 percentage points in 2023 compared to 2022. Both 2022 and 2023 results were the result of deeper analytical insights and emerging claim experience increasing our view of potential exposure in excess liability coverages as well as construction defect. Social and economic inflation pressures continue to increase severity in these lines, primarily in accident years 2016-2019. Additional detail on construction defect exposure is discussed in the *Critical Accounting Policies* section.

Commercial Fire and Allied Lines

The net loss ratio improved 13.0 percentage points in 2023 compared to 2022. The improvement in 2023 is related to lower catastrophe losses and improvement in severity in both current and prior accident years.

Commercial Automobile

The net loss ratio deteriorated 29.8 percentage points in 2023 compared to 2022 as the 2022 results reflected significant reserve releases. The 2023 results saw an increase in prior accident year reserves driven by severity trends in post-COVID-19 accident years offset by improved frequency and continued rate achievement in the current accident year.

Workers' Compensation

The net loss ratio deteriorated 13.4 percentage points in 2023 compared to 2022. This line deteriorated primarily due to less favorable prior accident year reserve releases in 2023 as compared to 2022. There was also a slight uptick in severity compared to a favorable result for accident year 2022.

Fidelity and Surety

When surety losses occur, our loss is determined by estimating the cost to complete the remaining work and to pay the contractor's unpaid bills, offset by contract funds due to the contractor, reinsurance, and the value of any collateral to which we may have access.

The net loss ratio deteriorated 37.9 percentage points in 2023 compared to 2022 due to a few large losses in 2023 and associated reinstatement premiums. The surety market has experienced pressure from construction industry factors, such as increased material costs and limited contractor availability. Due to the nature of this business, results can be volatile, and it is not uncommon to experience occasional outlier results like 2023 over an otherwise very profitable longer time horizon.

Personal Lines

The 2022 results reflected prior accident year reserve releases in lines which we were exiting. The 2023 results reflect a more normal level of loss for this line going forward.

Assumed Reinsurance

Our assumed reinsurance portfolio is comprised of contracts that provide reinsurance protection to insurance companies. We only reinsure companies with attractive expected profitability, relevant materiality, and strong reputation. Our reinsurance business focuses on long-term relationships.

Net earned premium grew to $159.9 million in 2023 compared to $108.5 million in 2022. The net loss ratio deteriorated 14.3 percentage points in 2023 compared to 2022. This is due to an enhanced analysis of our assumed book of business that lead to a realignment of loss reserves to better align with exposures. The realignment was between lines of business and accident years and had no impact on the total loss ratio results.

Underwriting Expense Ratio

Our underwriting expense ratio, which is a percentage of amortization of deferred policy acquisition costs and other underwriting expenses over net premiums earned, was 34.9 percent, 34.5 percent and 32.6 percent for 2023, 2022, and 2021, respectively. The increase in expense ratio in 2023 as compared to 2022 was primarily driven by prior year changes to our employee post-retirement benefit plans. These changes provided benefits to the underwriting expense ratio in 2022 and 2021 that concluded at the end of 2022. Additionally, the 2023 underwriting expense ratio increased due to reinsurance premiums which were offset by our ongoing actions to sustainably reduce expenses and direct premium growth. The increase in expense ratio in 2022 as compared to 2021 was primarily driven by the change in design of our employee post-retirement benefit plans.

During the fourth quarter of 2023, the Company evaluated categories of expenses included in the underwriting expense ratio and identified two categories of expenses that have been reclassified as non-underwriting expenses: foreign exchange gain/loss and charitable contributions. These expenses have been isolated in a new financial line "Other Non-Underwriting Expenses" on the income statement. As a result, there were immaterial changes to the historical underwriting expense ratio and the combined ratio.

Federal Income Taxes

We reported a federal income tax benefit on a consolidated basis of $10.0 million or 25.2 percent of pre-tax losses in 2023. For 2023, the effective tax rate varied from the statutory federal income tax expense rate at 21.0 percent, due primarily to our portfolio of tax-exempt securities and general business tax credits. In 2022, federal income tax benefit on a consolidated basis was $3.0 million or (24.5) percent of pre-tax income and federal income tax expense on a consolidated basis was $16.2 million or 16.8 percent of pre-tax income in 2021.

Deferred tax assets are reduced by a valuation allowance when management believes it is more likely than not that some, or all, of the deferred taxes will not be realized. After considering all positive and negative evidence of taxable income in the carryback and carryforward periods and our tax planning strategy of holding debt securities with unrealized losses to maturity or recovery, we believe it is more likely than not that all the deferred assets will be realized. As a result, we have no valuation allowance at December 31, 2023 and 2022.

As of December 31, 2023, we had no alternative minimum tax credit carryforwards.

INVESTMENTS

Investment Philosophy

The Company's assets are invested to preserve capital and maximize after-tax total return while maintaining an appropriate balance of risk. The risk-adjusted return on our portfolio is an important component of overall financial results, but quality and safety of principal is the highest priority of our investment program. Our general investment philosophy is to purchase financial instruments with the expectation that we will hold them to their maturity. However, active management of our portfolio is considered necessary to appropriately manage risk, achieve portfolio objectives and maximize investment income as market conditions change.
Each of our insurance company subsidiaries develops an appropriate investment strategy that aligns with its business needs and supports United Fire's strategic plan and risk appetite. The portfolio is structured to be compliant with

state insurance laws that prescribe the quality, concentration and type of investments that may be made by insurance companies.

Investment Portfolio

Our invested assets at December 31, 2023 totaled $1,886.5 million, compared to $1,844.9 million at December 31, 2022, an increase of $41.6 million. At December 31, 2023, fixed maturity securities and equity securities comprised 89.4 percent and 2.9 percent of our investment portfolio, respectively. Because the primary purpose of the investment portfolio is to fund future claims payments, we utilize a conservative investment philosophy, investing in a diversified portfolio of high-quality, intermediate-term taxable corporate bonds, taxable U.S. government and government agency bonds and tax-exempt U.S. municipal bonds. Our overall investment strategy is to stay fully invested (i.e., minimize cash balances). If additional cash is needed, we have the ability to take advances through the Federal Home Loan Bank of Des Moines ("FHLB Des Moines") facility.

Composition

We develop our investment strategies based on a number of factors, including estimated duration of reserve liabilities, short- and long-term liquidity needs, projected tax status, general economic conditions, expected rates of inflation and regulatory requirements. We administer our investment portfolio based on investment guidelines approved by management and the investment committee of our Board of Directors that comply with applicable statutory regulations.

The composition of our investment portfolio at December 31, 2023 is presented at carrying value in the following table:

(In Thousands)		Percent of Total
Fixed maturities:		
Available-for-sale	$ 1,686,502	89.4 %
Trading securities		—
Equity securities	55,019	2.9
Mortgage loans	45,366	2.4
Other long-term investments	99,507	5.3
Short-term investments	100	—
Total	$ 1,886,494	100.0 %

At December 31, 2023 and December 31, 2022, our fixed maturities portfolio is classified as available-for-sale. Available-for-sale fixed maturity securities are carried at fair value, with changes in fair value recognized as a component of accumulated other comprehensive income in stockholders' equity. We record convertible redeemable preferred debt securities and equity securities at fair value, with any changes in fair value recognized in earnings.

As of December 31, 2023 and 2022, we did not have direct exposure to investments in subprime mortgages or other credit enhancement vehicles.

Credit Quality

The following table shows the composition of fixed maturity securities held in our available-for-sale security portfolios by credit rating at December 31, 2023 and 2022. Information contained in the table is generally based upon the issue credit ratings provided by Moody's, unless the rating is unavailable, in which case we obtain it from Standard & Poor's.

(In Thousands)	December 31, 2023		December 31, 2022	
Rating	Carrying Value	% of Total	Carrying Value	% of Total
AAA	$ 635,023	37.7 %	$ 540,485	34.8 %
AA	456,310	27.1	482,369	31.1
A	255,490	15.1	232,668	15.0
Baa/BBB	312,246	18.5	278,247	17.9
Other/Not Rated	27,433	1.6	17,567	1.1
	$ 1,686,502	100.0 %	$ 1,551,336	100.0 %

Duration

Our investment portfolio is invested primarily in fixed maturity securities whose fair value is susceptible to market risk, specifically interest rate changes. Duration is a measurement used to quantify our inherent interest rate risk and analyze our ability to match our invested assets to our reserve liabilities. If our invested assets and reserve liabilities have similar durations, then any change in interest rates will have an equal and offsetting effect on these accounts. The primary purpose for matching invested assets and reserve liabilities is liquidity. With appropriate matching, our investments will mature when cash is needed, preventing the need to liquidate other assets prematurely. Mismatches in the duration of assets and liabilities can cause significant fluctuations in our results of operations.

The weighted average effective duration of our portfolio of fixed maturity securities was 4.0 years at December 31, 2023 compared to 4.3 years at December 31, 2022.

The amortized cost and fair value of available-for-sale and trading fixed maturity securities at December 31, 2023, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Asset-backed securities, mortgage-backed securities and collateralized mortgage obligations may be subject to prepayment risk and are therefore not categorized by contractual maturity.

(In Thousands)	Available-For-Sale	
December 31, 2023	Amortized Cost	Fair Value
Due in one year or less	$ 74,293	$ 74,066
Due after one year through five years	524,463	515,126
Due after five years through 10 years	523,999	496,643
Due after 10 years	321,300	304,810
Asset-backed securities	3,394	3,831
Mortgage-backed securities	23,800	21,483
Collateralized mortgage obligations	299,792	270,544
	$ 1,771,041	$ 1,686,503

Investment Results

We invest the premiums received from our policyholders in order to generate investment income, which is an important component of our revenues and profitability. The amount of investment income that we are able to generate is affected by many factors, some of which are beyond our control. Some of these factors are volatility in the financial markets, economic growth, inflation, changes in interest rates, world political conditions, terrorist attacks or threats of terrorism, adverse events affecting other companies in our industry or the industries in which we invest and other unpredictable national or world events. Net investment income increased 32.7 percent in 2023, compared with the same period of 2022. While interest on fixed maturities was up $7.5 million driven by higher interest rates, this was offset by a decrease in dividends on equity securities of $1.6 million, due to a strategic reallocation of equity securities to fixed income assets during 2023. Income on other long-term investments resulted in an additional $3.2 million of income as the valuation of the investments in limited liability partnerships varies from period to period in large part due to current equity market conditions. We expect to maintain our investment philosophy of purchasing quality investments rated investment grade or better.

An allowance for credit losses is recorded based on a number of factors including the current economic conditions, management's expectations of future economic conditions and performance indicators, such as market value versus amortized cost, investment spreads widening or contracting, rating actions, payment and default history. The following table contains a rollforward of the allowance for credit losses for available-for-sale fixed maturity securities at December 31, 2023:

Rollforward of allowance for credit losses for available-for-sale fixed maturity securities:		
		As of
		December 31, 2023
Beginning balance, January 1, 2023	$	3
Additions to the allowance for credit losses for which credit losses were not previously recorded		0
Reductions for securities sold during the period (realized)		—
Writeoffs charged against the allowance		—
Recoveries of amounts previously written off		(2)
Ending balance, December 31, 2023	$	1

Changes in unrealized gains and losses on available-for-sale fixed maturity securities do not affect net income and earnings per share but do impact comprehensive income, stockholders' equity and book value per share. We believe that any unrealized losses on our available-for-sale fixed maturity securities at December 31, 2023 are temporary based upon our current analysis of the issuers of the securities that we hold and current market conditions. We invest in high quality assets to provide protection from future credit quality issues. Non-credit related unrealized gains and losses are recognized as a component of other comprehensive income and represent other market movements that are not credit related, for example interest rate changes. We have no intent to sell, and it is more likely than not that we will not be required to sell, these securities until the fair value recovers to at least equal our cost basis or the securities mature.

Net Investment Income

In 2023, our investment income, net of investment expenses, increased $14.7 million to $59.6 million as compared to 2022, due to interest on fixed maturities, income on other long-term investments in limited liability partnerships, and other income. These increases were slightly offset by a decrease in dividends on equity securities.

In 2022, our investment income, net of investment expenses, decreased $10.8 million to $44.9 million as compared to 2021, primarily due to the change in the fair value of our investments in limited liability partnerships.

The following table summarizes the components of net investment income:

(In Thousands) Years Ended December 31,		2023		2022		2021
Investment income from operations:						
Interest on fixed maturities	$	56,243	$	48,702	$	43,224
Dividends on equity securities		3,548		5,163		5,031
Income on other long-term investments		—		0		0
Interest		2,833		4,742		4,481
Change in value [1]		(2,864)		(7,930)		9,699
Interest on mortgage loans		1,889		1,897		1,995
Interest on short-term investments		1,068		354		18
Interest on cash and cash equivalents		2,228		740		252
Other		4,139		780		152
Total investment income from operations	$	69,084	$	54,448	$	64,852
Less investment expenses		9,478		9,516		9,074
Net investment income	$	59,606	$	44,932	$	55,778

(1) Represents the change in value of our interests in limited liability partnerships that are recorded on the equity method of accounting.

In 2023, 81.4 percent of our gross investment income originated from interest on fixed maturities, compared to 89.4 percent and 66.7 percent in 2022 and 2021, respectively.

The following table details our annualized yield on average invested assets for 2023, 2022, and 2021, which is based on our invested assets (including money market accounts) at the beginning and end of the year divided by net investment income:

(In Thousands) Years ended December 31,		Average Invested Assets		Investment Income, Net	Annualized Yield on Average Invested Assets
2023	$	1,891,504	$	59,606	3.2 %
2022		1,992,108		44,932	2.3 %
2021		2,141,022		55,778	2.6 %

Net Investment Gains and Losses

The following table summarizes the components of our net investment gains or losses:

(In Thousands) Years Ended December 31,		2023		2022		2021
Net investment gains (losses):						
Net gains (losses):						
Fixed maturities:						
Available-for-sale	$	(442)	$	(1,397)	$	(277)
Allowance for credit losses		1		(3)		5
Trading securities						
Change in fair value		—		—		—
Sales		—		—		—
Equity securities:						
Net gains (losses) recognized on equity securities sold during the period		150		(1,767)		14,444
Unrealized gains (losses) recognized during the period on equity securities still held at reporting date		1,842		(12,802)		30,682
Net gains (losses) recognized during the reporting period on equity securities		1,992		(14,569)		45,126
Mortgage loans		(5)		109		5
Other long-term investments		(319)		(267)		2,780
Short-term investments		—		—		—
Other-than-temporary-impairment charges:						
Fixed maturities		—		—		—
Equity securities		—		—		—
Cash equivalents		—		—		—
Real Estate		47		235	$	(256)
Total net investment gains (losses)	$	1,274	$	(15,892)	$	47,383

Net Unrealized Investment Gains and Losses

As of December 31, 2023, net unrealized investment losses, after tax, totaled $67.0 million compared to unrealized losses of $88.4 million and unrealized gains of $49.8 million as of December 31, 2022 and 2021, respectively. The unrealized investment loss position is a result of continued elevated interest rates during 2023, with a slight improvement from 2022 that resulted in a small change in unrealized gains for 2023.

The net unrealized investment losses in 2022 was primarily the result of a change in the value of the fixed maturity portfolio due to higher interest rates during 2022. The decrease in net unrealized investment gains in 2021 was primarily the result of a decrease in fixed maturity securities held and a change in the value of the fixed maturity portfolio due to higher interest rates during 2021.

The following table summarizes the change in our net unrealized investment gains (losses):

(In Thousands) Years Ended December 31,		2023		2022		2021
Changes in net unrealized investment gains (losses):						
Available-for-sale fixed maturity securities	$	27,091	$	(174,858)	$	(42,159)
Income tax effect		(5,689)		36,720		8,858
Total change in net unrealized investment gains (losses), net of tax	$	21,402	$	(138,138)	$	(33,301)

MARKET RISK

Our Consolidated Balance Sheets include financial instruments whose fair values are subject to market risk. The active management of market risk is integral to our operations. Market risk is the potential for loss due to a decrease in the fair value of securities resulting from uncontrollable fluctuations, such as: interest rate risk, equity price risk, foreign exchange risk, credit risk, inflation, or geopolitical conditions. Our primary market risk exposures are: changes in interest rates, deterioration of credit quality in specific issuers, sectors or the economy as a whole, and an unforeseen decrease in the liquidity of securities we hold.

Interest Rate Risk

Interest rate risk is the price sensitivity of a fixed income maturity security or portfolio of securities to changes in level of interest rates. Generally, there is an inverse relationship between changes in interest rates and changes in the price of a fixed income/maturity security. Plainly stated, if interest rates go up (down), bond prices go down (up). A vast majority of our holdings are fixed income maturity and other interest rate sensitive securities that will decrease (increase) in value as interest rates increase (decrease). While it is generally our intent to hold our investments in fixed maturity securities to maturity or recovery, we have classified a majority of our fixed maturity portfolio as available-for-sale. Available-for-sale fixed income maturity securities are carried at fair value on the Consolidated Balance Sheets with unrealized gains or losses reported net of tax in Accumulated Other Comprehensive Income. A change in the prevailing interest rates generally translates into a change in the fair value of our fixed income/ maturity securities, and by extension, our overall book value.

Duration

We analyze potential changes in the value of our investment portfolio due to the market risk factors noted above within the overall context of asset and liability management. A technique we use in the management of our investment portfolio specifically related to interest rate risk is the calculation of duration. Our actuaries estimate the payout pattern of our reserve liabilities to determine their duration, which is the present value of the weighted average payments expressed in years. We then establish a target duration for our investment portfolio so that at any given time the estimated cash generated by the investment portfolio will closely match the estimated cash required for the payment of the related reserves. We structure the investment portfolio to meet the target duration to achieve the required cash flow, based on liquidity and market risk factors.

Impact of Interest Rate Changes

The amounts set forth in the following table detail the impact of hypothetical interest rate changes on the fair value of fixed maturity securities held at December 31, 2023. The sensitivity analysis measures the change in fair values arising from immediate changes in selected interest rate scenarios. We employed hypothetical parallel shifts in the yield curve of plus or minus 100 and 200 basis points in the simulations. Additionally, based upon the yield curve shifts, we employ estimates of prepayment speeds for mortgage-related products and the likelihood of call or put options being exercised within the simulations.

The selection of a 100-basis-point and 200-basis-point increase or decrease in interest rates should not be construed as a prediction by our management of future market events, but rather as an illustration of the potential impact of an event.

December 31, 2023 *(In Thousands)*	-200 Basis Points	-100 Basis Points	Base	+100 Basis Points	+ 200 Basis Points
AVAILABLE-FOR-SALE					
Fixed maturities					
Bonds					
U.S. Treasury	$ 52,859	$ 51,844	$ 50,861	$ 49,911	$ 48,992
U.S. government agency	102,613	99,114	94,493	89,071	83,292
States, municipalities and political subdivisions					
General obligations:					
Midwest	53,470	53,103	52,707	51,832	50,333
Northeast	11,601	11,493	11,380	11,156	10,728
South	55,992	55,118	54,207	52,835	50,921
West	79,588	78,553	77,426	75,825	73,272
Special revenue:					
Midwest	104,874	102,973	100,981	97,900	92,935
Northeast	54,484	53,365	52,227	50,716	48,367
South	172,308	168,451	164,266	158,149	149,398
West	106,032	103,876	101,565	98,023	92,858
Foreign bonds	20,915	20,020	19,172	18,371	17,617
Public utilities	155,483	147,723	140,467	133,688	127,364
Corporate bonds					
Energy	47,101	45,234	43,473	41,808	40,238
Industrials	78,246	74,246	70,548	67,124	63,953
Consumer goods and services	106,170	100,844	95,921	91,369	87,158
Health care	38,428	35,828	33,472	31,332	29,387
Technology, media and telecommunications	92,001	86,625	81,788	77,420	73,467
Financial services	155,386	150,555	145,691	140,838	136,095
Mortgage backed securities	23,117	22,375	21,483	20,504	19,509
Collateralized mortgage obligations					
Government national mortgage association	162,765	158,024	153,206	147,995	142,186
Federal home loan mortgage corporation	79,179	75,569	71,685	67,770	64,074
Federal national mortgage association	48,670	47,291	45,653	43,801	41,854
Asset-backed securities	4,829	4,251	3,831	3,519	3,284
Total Available-For-Sale Fixed Maturities	$ 1,806,111	$ 1,746,475	$ 1,686,503	$ 1,620,957	$ 1,547,282

To the extent actual results differ from the assumptions utilized, our duration and interest rate measures could be significantly affected. As a result, these calculations may not fully capture the impact of nonparallel changes in the relationship between short-term and long-term interest rates.

Equity Price Risk

Equity price risk is the potential loss arising from changes in the fair value (i.e., market price) of equity securities held in our portfolio. Changes in the price of an equity security may be due to a change in the future earnings capacity or strategic outlook of the security issuer, and what investors are willing to pay for those future earnings and related strategy. The carrying values of our equity securities are based on quoted market prices, from an independent source, as of the balance sheet date. Market prices of equity securities, in general, are subject to fluctuations that could cause the amount to be realized upon the future sale of the securities to differ significantly from the current reported value. The fluctuations may result from perceived changes in the underlying economic characteristics of the security issuer, the relative price of alternative investments, general market conditions, and supply/demand factors related to a particular security.

Impact of Price Change

The following table details the effect on the fair value of our investments in equity securities for a positive and negative 10 percent price change at December 31, 2023:

(In Thousands)	-10%	Base	+10%
Estimated fair value of equity securities	$ 49,517	$ 55,019	$ 60,521

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk arises from the possibility that changes in foreign exchange rates will impact our financial results. Foreign currency exchange rate risk can occur as a result of investment holdings in foreign currency, settlement of amounts due to or from foreign reinsurers or our participation in FAL. We consider this risk to be immaterial to our operations.

Credit Risk

Credit risk is the willingness and ability of a borrower to repay on time and in full any principal and interest due to the lender. Losses related to credit risk are realized through the income statement and have a direct impact on the earnings of UFG. We believe that we maintain the appropriate balance of risk in our portfolio, consistent with our Investment Policy Statement and ensure the portfolio is compensated appropriately for the credit risk it holds. We do have within our municipal bond holdings a small number of securities whose ratings were enhanced by third-party insurance for the payment of principal and interest in the event of an issuer default. Of the insured municipal securities in our investment portfolio, 98.2 percent and 98.7 percent were rated "A" or above, and 95.0 percent and 95.2 percent were rated "AA" or above at December 31, 2023 and 2022, respectively, without the benefit of insurance. Due to the underlying financial strength of the issuers of the securities, we believe that the loss of insurance would not have a material impact on our operations, financial position, or liquidity.

We have no direct exposure in any of the guarantors of our investments. Our largest indirect exposure with a single guarantor totaled $7.6 million or 28.9 percent of our insured municipal securities at December 31, 2023, as compared to $7.7 million or 29.1 percent at December 31, 2022. Our five largest indirect exposures to financial guarantors accounted for $28.6 million and $28.7 million of our municipal securities at December 31, 2023 and 2022, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity measures our ability to generate sufficient cash flows to meet our short- and long-term cash obligations. Our cash inflows are primarily a result of the receipt of premiums, reinsurance recoveries, sales or maturities of investments, and investment income. Cash provided from these sources is used to fund the payment of losses and loss settlement expenses, the purchase of investments, operating expenses, dividends, pension plan contributions, and in recent years, common stock repurchases.

We monitor our capital adequacy to support our business on a regular basis. The future capital requirements of our business will depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. Our ability to underwrite is largely dependent upon the quality of our claims paying and financial strength ratings as evaluated by independent rating agencies. In particular, we require (1) sufficient capital to maintain our financial strength ratings, as issued by various rating agencies, at a level considered necessary by management to enable our insurance company subsidiaries to compete and (2) sufficient capital to enable our insurance company subsidiaries to meet the capital adequacy tests performed by regulatory agencies in the United States.

Cash outflows may be variable because of the uncertainty regarding settlement dates for losses. In addition, the timing and amount of individual catastrophe losses are inherently unpredictable and could increase our liquidity requirements. The timing and amount of reinsurance recoveries may be affected by reinsurer solvency and reinsurance coverage disputes.

Historically, we have generated substantial cash inflows from operations. It is our policy to invest the cash generated from operations in securities with maturities that, in the aggregate, correlate to the anticipated timing of payments for losses and loss settlement expenses. The majority of our assets are invested in available-for-sale fixed maturity securities.

The following table displays a summary of cash sources and uses in 2023, 2022 and 2021:

Cash Flow Summary		Years Ended December 31,				
(In Thousands)		**2023**		2022		2021
Cash provided by (used in)						
Operating activities	$	**171,736**	$	(1,251)	$	29,917
Investing activities		**(149,886)**		(19,171)		31,731
Financing activities		**(16,454)**		(15,032)		(17,492)
Net increase (decrease) in cash and cash equivalents	$	**5,396**	$	(35,454)	$	44,156

Our cash flows were sufficient to meet our current liquidity needs for the full-year periods ended December 31, 2023, 2022 and 2021 and we anticipate they will be sufficient to meet our future liquidity needs. We also have the ability to take advances through the Federal Home Loan Bank facility. See Part II, Item 8, Note 13 "Debt" for more information.

Operating Activities

Net cash flows provided by operating activities totaled $171.7 million in 2023, used in operating activities totaled $(1.3) million in 2022 and provided by operating activities totaled $29.9 million in 2021, respectively. Our cash flows from operating activities were sufficient to meet our liquidity needs for 2023, 2022 and 2021.

Investing Activities

Cash in excess of operating requirements is generally invested in fixed maturity securities and equity securities. Fixed maturity securities provide regular interest payments and allow us to match the duration of our liabilities. Equity securities provide dividend income, potential dividend income growth and potential appreciation. For further discussion of our investments, including our philosophy and portfolio, see the "Investment Portfolio" section contained in this Item.

In addition to investment income, possible sales of investments and proceeds from calls or maturities of fixed maturity securities also can provide liquidity. During the next five years, $0.6 billion, or 35.64 percent of our fixed maturity portfolio will mature.

We invest funds required for short-term cash needs primarily in money market accounts, which are classified as cash equivalents. At December 31, 2023, our cash and cash equivalents included $20.3 million related to these money market accounts, compared to $31.3 million at December 31, 2022.

Net cash flows used in investing activities totaled $149.9 million in 2023 and net cash flows used in investing activities totaled $19.2 million in 2022. Net cash flows provided by investing activities totaled $31.7 million in 2021. In 2023, we had cash inflows from scheduled and unscheduled investment maturities, redemptions, prepayments, and sales of investments that totaled $162.1 million compared to $280.4 million and $451.1 million for the same period in 2022 and 2021, respectively.

Our cash outflows for investment purchases totaled $301.1 million in 2023, compared to $297.5 million and $405.4 million for the same period in 2022 and 2021, respectively.

Financing Activities

Net cash flows used in financing activities totaled $16.5 million in 2023 and $15.0 million in 2022. Net cash flow used in financing activities totaled $17.5 million in 2021. The net cash flows used in financing activities are primarily the payment of cash dividends of $16.2 million, $15.9 million and $15.1 million in 2023, 2022 and 2021, respectively, along with share repurchases of $2.0 million in 2021.

Contractual Obligations and Commitments

The following table shows our contractual obligations and commitments, including our estimated payments due by period at December 31, 2023. Time periods of less than one year are considered short-term cash obligations and time periods greater than one year are considered long-term cash obligations.

(In Thousands)			Payments Due By Period		
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Loss and loss settlement expense reserves	$ 1,638,755	$ 567,672	$ 563,091	$ 220,939	$ 287,053
Long term debt	105,250	3,250	6,500	6,500	89,000
Operating leases	32,262	9,361	16,777	5,313	811
Profit-sharing commissions	23,904	23,904	—	—	—
Total	$ 1,800,171	$ 604,187	$ 586,368	$ 232,752	$ 376,864

Loss and Loss Settlement Expense Reserves

The amounts presented are estimates of the dollar amounts and time periods in which we expect to pay out our gross loss and loss settlement expense reserves. Because the timing of future payments may vary from the stated contractual obligation, these amounts are estimates based upon historical payment patterns and may not represent actual future payments. Refer to "Critical Accounting Policies — Losses and Loss Settlement Expenses" in this section for further discussion.

Long term debt

The Company executed a private placement debt transaction on December 15, 2020 between United Fire & Casualty Company, Federated Mutual Insurance Company, a mutual insurance company domiciled in Minnesota ("Federated Mutual"), and Federated Life Insurance Company, an insurance company domiciled in Minnesota ("Federated Life" and together with Federated Mutual, the "Note Purchasers").

UFG sold an aggregate $50.0 million of notes due 2040 to the Note Purchasers. One note with a principal amount of $35.0 million was issued to Federated Mutual and one note with a principal amount of $15.0 million was issued to Federated Life.

Interest payments will be paid quarterly on March 15, June 15, September 15 and December 15 of each year (each such date, an "Interest Payment Date"). The interest rate will equal the rate that corresponds to the A.M. Best Co. (or its successor's) financial strength rating for members of the United Fire & Casualty Pooled Group as of the applicable Interest Payment Date. Interest expense totaled $3.3 million for the year ended December 31, 2023. Payment of interest is subject to approval by the Iowa Insurance Division.

Operating Leases

Our operating lease obligations are for the rental of office space, vehicles, computer equipment and office equipment. For further discussion of our operating leases, refer to Part II, Item 8, Note 12 "Lease Commitments."

Profit-Sharing Commissions

We offer our agents a profit-sharing plan as an incentive for them to place high-quality property and casualty insurance business with us. Based on business produced by the agencies in 2023, property and casualty agencies expect to receive profit-sharing payments of $23.9 million in 2024.

Guaranty Fund Assessments

The Company is subject to guaranty fund and other assessments by the states in which it writes business. At December 31, 2023 the accrued liability for guaranty fund assessments was $0 and the premium tax benefit asset was $1.6 million. Guaranty fund assets are typically realized over the next five to 10 years.

Commitments for Capital Expenditures

Dividends

Dividends paid to shareholders totaled $16.2 million, $15.9 million and $15.1 million in 2023, 2022 and 2021, respectively. Our practice has been to pay quarterly cash dividends, which we have paid every quarter since March 1968.

Payments of any future dividends and the amounts of such dividends, however, will depend upon factors such as net income, financial condition, capital requirements, and general business conditions. We will only pay dividends if declared by our Board of Directors out of legally available funds.

As a holding company with no independent operations of its own, United Fire Group, Inc. relies on dividends received from its insurance company subsidiaries in order to pay dividends to its common shareholders. Dividends payable by our insurance subsidiaries are governed by the laws in the states in which they are domiciled. In all cases, these state laws permit the payment of dividends only from earned surplus arising from business operations. For example, under Iowa law, the maximum dividend or distribution that may be paid within a 12-month period without prior approval of the Iowa Insurance Commissioner is generally restricted to the greater of 10 percent of statutory surplus as of the preceding December 31, or net income of the preceding calendar year on a statutory basis, not greater than earned statutory surplus. Other states in which our insurance company subsidiaries are domiciled may impose similar restrictions on dividends and distributions. Based on these restrictions, at December 31, 2023, our insurance company subsidiary, United Fire & Casualty, is able to make a maximum of $58.6 million in dividend payments without prior regulatory approval. These restrictions are not expected to have a material impact in meeting our cash obligations.

Share Repurchases

Under our share repurchase program, first announced in August 2007, we may purchase our common stock from time to time on the open market or through privately negotiated transactions. The amount and timing of any purchases will be at our discretion and will depend upon a number of factors, including the share price, economic and general market conditions, and corporate and regulatory requirements. Our share repurchase program may be modified or discontinued at any time.

During 2023, 2022 and 2021, pursuant to authorization by our Board of Directors, we repurchased 0, 0, and 67,651 shares of our common stock, respectively, which used cash totaling $0.0 million in 2023 and 2022 and $2.0 million in 2021. The Board of Directors reauthorized the share repurchase program in November 2022 through August 2024. At December 31, 2023, we were authorized to purchase an additional 1,719,326 shares of our common stock.

Credit Facilities

Information specific to our credit facilities is incorporated by reference from Note 13 "Debt" contained in Part II, Item 8. On December 29, 2023, the Company terminated its existing credit agreement, dated as of March 31, 2020, with Wells Fargo Bank, National Association, as administrative agent, issuing lender, swing-line lender and lender, and the other lenders from time to time party thereto.

In December 2023, the Company became a member of the Federal Home Loan Bank of Des Moines ("FHLB Des Moines"). Membership allows access to loans or advances. As of December 31, 2023, there were no advances outstanding under the FHLB Des Moines agreement. For further information regarding the agreement with FHLB Des Moines, see Note 13 "Debt" contained in Part II, Item 8.

Stockholders' Equity

Stockholders' equity decreased 0.9 percent to $733.7 million at December 31, 2023, from $740.1 million at December 31, 2022. The decrease is primarily attributed to a net loss of $29.7 million, and stockholder dividends of $16.2 million, offset by an increase in net unrealized value from our fixed maturity securities, net of tax, of $21.4 million and a $15.1 million increase due to a change in liability for employee benefit plans. As of December 31, 2023, the book value per share of our common stock was $29.04, compared to $29.36 at December 31, 2022.

Risk-Based Capital

The NAIC adopted risk-based capital requirements, which requires us to calculate a minimum capital requirement for each of our insurance companies based on individual company insurance risk factors. These "risk-based capital" results are used by state insurance regulators to identify companies that require regulatory attention or the initiation of regulatory action. At December 31, 2023, all of our insurance companies had capital well in excess of required levels.

Funding Commitments

We hold investments in limited liability partnerships as part of our investment strategy. Pursuant to agreements with our limited liability partnership investments, we are contractually committed through July 10, 2030 to make capital contributions upon request of the partnerships. Our remaining potential contractual obligation was $28.6 million at December 31, 2023. These partnerships are included in our other long term investments on the Consolidated Balance Sheets with a current fair value of $98.3 million, or 5.2 percent of our total invested assets, at December 31, 2023.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are representative of significant judgments and uncertainties and that may potentially result in materially different results under different assumptions and conditions. We base our discussion and analysis of our results of operations and financial condition on the amounts reported in our Consolidated Financial Statements, which we have prepared in accordance with GAAP. As we prepare these Consolidated Financial Statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on other assumptions we believe to be reasonable under the circumstances. Actual results could differ from those estimates. We believe our most critical accounting policies are as follows.

Investment Valuation

Upon acquisition, we classify investments in marketable securities as held-to-maturity, available-for-sale, or trading. We record investments in available-for-sale and trading fixed maturity securities and equity securities at fair value. Other long-term investments consist primarily of our interests in limited liability partnerships that are recorded on the equity method of accounting. We record mortgage loans at their amortized cost less any valuation allowance.

In general, investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Therefore, it is reasonably possible that changes in the fair value of our investment securities that are reported at fair value will occur in the near term and such changes could materially affect the amounts reported in the Consolidated Financial Statements. Also, it is reasonably possible that changes in the value of our investments in trading securities and limited liability partnerships could occur in the future and such changes could materially affect our results of operations as reported in our Consolidated Financial Statements.

Fair Value Measurement

Information specific to the fair value measurement of our financial instruments and disclosures is incorporated by reference from Note 3 "Fair Value of Financial Instruments" contained in Part II, Item 8.

Deferred Policy Acquisition Costs ("DAC")

We record an asset for certain costs of underwriting new business, primarily commissions, premium taxes and variable underwriting and policy issue expenses that have been deferred. The amount of underwriting compensation expense eligible for deferral is based on time studies and a ratio of success in policy placement. At December 31, 2023 and 2022, our DAC asset was $126.5 million and $104.2 million, respectively.

The DAC asset is amortized over the life of the policies written, generally one year. We assess the recoverability of DAC on a quarterly basis by line of business. This assessment is performed by comparing recorded unearned premium to the sum of unamortized DAC and estimates of expected losses and loss settlement expenses. If the sum of these costs exceeds the amount of recorded unearned premium (i.e., the line of business is expected to generate an operating loss), the excess is recognized in current period other underwriting expenses as an offset against the established DAC asset. We refer to this offset as a premium deficiency charge.

To calculate the premium deficiency charge by line of business, we estimate an expected loss and loss settlement expense ratio which is based on our best estimate of future losses for each line of business. This calculation is performed on a quarterly basis and developed in conjunction with our quarterly reserving process. The expected loss and loss settlement expense ratios are the only assumptions we utilize in our premium deficiency calculation. Changes in these assumptions can have a significant impact on the amount of premium deficiency charge recognized for a line of business. The premium deficiency calculation is aggregated by line of business in a manner consistent with how the policies are currently being marketed and managed. The Company does not consider anticipated investment income in determining if a premium deficiency exists.

The following table illustrates the hypothetical impact on the premium deficiency charge recorded for the quarter ended December 31, 2023, of reasonably likely changes in the assumed loss and loss settlement expense ratios utilized for purposes of this calculation. The entire impact of these changes would be recognized through income as other underwriting expenses. The following table illustrates the impact of potential changes in the expected loss and loss settlement expense ratios for all lines of business on the premium deficiency charge. The base amount indicated below is the actual premium deficiency charge recorded as an offset against the DAC asset established as of the quarter ended December 31, 2023:

Sensitivity Analysis — Impact of Changes in Projected Loss and Loss Settlement Expense Ratios

(In Thousands)	-10%	-5%	Base	+5%	+10%
Premium deficiency charge estimated	$ 66	$ 76	$ 86	$ 10,630	$ 22,276

Actual future results could differ materially from our assumptions used to calculate the recorded DAC asset. Changes in our assumed loss and loss settlement expense ratios in the future would impact the amount of deferred costs in the period such changes in assumptions are made. The premium deficiency charge calculated for the quarter ended December 31, 2023 was $0.1 million compared to the premium deficiency charge of $0.9 million calculated for the same period of 2022.

Losses and Loss Settlement Expenses

Reserves for losses and loss settlement expenses are reported using our best estimate of ultimate liability for claims that occurred prior to the end of any given reporting period but have not yet been paid. Before credit for reinsurance recoverables, these reserves were $1.6 billion and $1.5 billion at December 31, 2023 and 2022, respectively. We purchase reinsurance to mitigate the impact of large losses and catastrophic events. Loss and loss settlement expense reserves ceded to reinsurers were $191.6 million for 2023 and $146.9 million for 2022. Our reserves, before credit for reinsurance recoverables, by line of business as of December 31, 2023, were as follows:

(In Thousands)	Case Basis		IBNR		Loss Settlement Expense		Total Reserves	
Commercial lines								
Fire and allied lines	$	77,167	$	69,092	$	22,705	$	168,964
Other liability		341,276		319,604		158,326		819,206
Automobile		180,334		86,184		27,409		293,927
Workers' compensation		96,405		8,765		15,829		120,999
Fidelity and surety		35,527		7,705		1,819		45,051
Miscellaneous		1,781		1,054		182		3,017
Total commercial lines	$	732,490	$	492,404	$	226,270	$	1,451,164
Personal lines								
Automobile	$	2,081	$	158	$	292	$	2,531
Fire and allied lines		2,885		2,020		327		5,232
Miscellaneous		85		339		58		482
Total personal lines	$	5,051	$	2,517	$	677	$	8,245
Reinsurance assumed		88,175		89,971		1,200		179,346
Total	$	825,716	$	584,892	$	228,147	$	1,638,755

Case-Basis Reserves

For each of our lines of business, with respect to reported claims, we establish reserves on a case-by-case basis. Our experienced claims personnel estimate these case-basis reserves using adjusting guidelines established by management. Our goal is to set the case-basis reserves at the ultimate expected loss amount as soon as possible after information about the claim becomes available.

Establishing the case reserve for an individual claim is subjective and complex, requiring us to estimate future payments and values that will be sufficient to settle an individual claim. Setting a reserve for an individual claim is an inherently uncertain process. When we establish and adjust individual claim reserves, we do so based on our knowledge of the circumstances and facts of the claim. Upon notice of a claim, we establish a preliminary (average claim cost) reserve based on the limited claim information initially reported. Subsequently, we conduct an investigation of each reported claim, which allows us to more fully understand the factors contributing to the loss and our potential exposure. This investigation may extend over a long period of time. As our claim investigation progresses, and as our claims personnel identify trends in claims activity, we may refine and adjust our estimates of case reserves. To evaluate and refine our overall reserving process, we track and monitor all claims until they are settled and paid in full, with all salvage, subrogation claims, and liability deductible recoveries being resolved.

Most of our insurance policies are written on an occurrence basis that provides coverage if a loss occurs during the policy period, even if the insured reports the loss many years later. For example, some liability claims may be reported 10 years or more after the policy period, and the workers' compensation coverage provided by our policies pays unlimited medical benefits for the duration of the claimant's injury up to the lifetime of the claimant. In addition, final settlement of certain claims can be delayed for years due to litigation or other reasons. Reserves for these claims require us to estimate future costs, including the effect of judicial actions, litigation trends and medical cost inflation, among others. Reserve development can occur over time as conditions and circumstances change many years after the policy was issued and/or the loss occurred.

Our loss reserves include amounts related to both short-tail and long-tail lines of business. A short-tail insurance product is one where claim settlement values are known comparatively quickly. Final settlement values for long-tail insurance products are sometimes not known for many years. The longer the time span between the incidence of a loss and the settlement of the claim, the more the final settlement can vary from the reserves initially established. Accordingly, long-tail insurance products can have significant implications on the reserving process.

Our short-tail lines of business include fire and allied lines, commercial property, automobile physical damage and inland marine. The amounts of the case-based reserves that we establish for claims in these lines depend upon various factors, such as individual claim facts (including type of coverage and severity of loss), our historical loss experience and trends in general economic conditions (including changes in replacement costs, medical costs and inflation).

Our long-tail lines of business include workers' compensation and other liability. In addition, certain product lines such as commercial automobile, commercial multi-peril and surety include both long-tail coverages and short-tail coverages. For many long-tail liability claims, significant periods of time, ranging up to several years, may elapse between the occurrence of the loss, the reporting of the loss to us and the settlement of the claim. As a result, loss experience in the more recent accident years for the long-tail liability coverages has limited statistical credibility in our reserving process because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses. In addition, long-tail liability claims are more susceptible to litigation and can be significantly affected by changing contract interpretations and the legal environment. Consequently, the estimation of loss reserves for long-tail coverages is more complex and subject to a higher degree of variability than for short-tail coverages.

The amounts of the case-basis loss reserves that we establish for claims in long-tail lines of business depends upon various factors, including individual claim facts (including type of coverage, severity of loss and underlying policy limits), company historical loss experience, changes in underwriting practice, legislative enactments, judicial decisions, legal developments in the awarding of damages, changes in political attitudes and trends in general economic conditions, including inflation. As with our short-tail lines of business, we review and make changes to long-tail case-based reserves based on our review of continually evolving facts as they become available to us during the claims settlement process. Our adjustments to case-based reserves are reported in the financial statements in the period that new information arises about the claim. Examples of facts that become known that could cause us to change our case-based reserves include, but are not limited to: evidence that loss severity is different than previously assessed; new claimants who have presented claims; and the assessment that no coverage exists.

Incurred But Not Reported Reserves

On a quarterly basis, the Company's actuarial reserving department performs a detailed analysis of IBNR reserves. This analysis uses various projection methods to provide several estimates of ultimate loss (or LAE) for each individual accident year and line of business. The projection methods include, but are not limited to, paid development; reported development; expected loss ratio methods; and Bornhuetter Ferguson methods on both a paid and reported basis. These methods may need to be adjusted for anomalies or outliers in the data, unusual internal or external trends, or other factors impacting the reliability/credibility of the historical company experience. Results of the projection methods are compared, and a point estimate of ultimate loss (or LAE) is established for each individual accident year and line of business. The specific projection methods used to establish point estimates vary depending on what is deemed most appropriate for a particular line of business and accident year. IBNR estimates are derived by subtracting reported loss from the final point estimates.

Senior management meets with our actuarial team and controller quarterly to review the adequacy of carried IBNR reserves based on results from this actuarial analysis and makes adjustments for changes in business and other factors not completely captured by the data within the actuarial analysis. This method of establishing our IBNR reserves has consistently resulted in aggregate reserve levels that management believes are reasonable in comparison to the reserve estimates indicated by the actuarial analysis.

For our short-tail lines of business, IBNR reserves constitute a small portion of the overall reserves. These claims are generally reported and settled shortly after the loss occurs. In our long-tail lines of business, IBNR reserves constitute a relatively higher proportion of total reserves, because, for many liability claims, significant periods of time may elapse between the initial occurrence of the losses, the reporting of the losses to us, and the ultimate settlement of the losses.

Loss Settlement Expense Reserves

Loss settlement expense reserves include amounts ultimately allocable to individual claims, as well as amounts required for the general overhead of the claims handling operation that are not specifically allocable to individual claims. We do not establish case reserves for these expenses. Instead, on a quarterly basis, our internal reserving department performs a detailed statistical analysis (using historical data) to estimate the required reserve for unpaid loss settlement expenses.

LAE is composed of two distinct kinds of expenses which are defense and cost containment ("DCC") and adjusting and other ("A&O"). These two expense types have different purposes and characteristics which necessitates different estimation methods in order to provide a valid quarterly estimate of the required reserve for unpaid expense which is generally referred to as an LAE IBNR reserve.

Reserves for unpaid DCC are estimated quarterly by line of business for each individual accident year using three methods: (1) Paid development, (2) Expected emergence of DCC, and (3) Bornhuetter Ferguson. Each of the three methods produces an estimate of the ultimate DCC cost for an individual accident year and the final estimate is generally a weighted average of the various methods. Inception to date paid DCC is subtracted from the final ultimate DCC estimate to provide the estimated DCC unpaid reserve for each individual accident year.

Reserves for unpaid A&O are estimated quarterly by line of business for each individual accident year using a single method. This method consists of applying a percentage factor to unpaid loss reserves. The percentage factor used differs by line of business and is evaluated and established on an annual basis using year-end data. The percentage factor is evaluated and selected after reviewing the ratio of paid A&O to paid loss using calendar year data for the most recent five years.

Reinsurance Reserves

The estimation of assumed and ceded reinsurance loss and loss settlement expense reserves is subject to the same factors as the estimation of loss and loss settlement expense reserves. In addition to those factors, which give rise to inherent uncertainties in establishing loss and loss settlement expense reserves, there exists a delay in our receipt of reported claims for assumed business due to the procedure of having claims first reported through one or more intermediary insurers or reinsurers.

Reserves for assumed reinsurance are established using methods and techniques identical to those used for direct lines of business. The additional delay inherent in assumed reinsurance reporting is considered in our reserving process and payment is not problematic. Assumed reinsurance, like every independent line of business, has unique reporting and payment patterns that are reviewed as part of the reserve estimation process.

There are three distinct types of reserves for expected recoveries: (1) reported claim reserves, (2) loss IBNR, and (3) allocated LAE IBNR. Ceded reserves for reported claims are calculated by subtracting the primary retention from the claim value established by our claim adjuster. Ceded IBNR comes from multiple treaties and is reviewed quarterly by our reserving actuaries in conjunction with the direct reviews. Multiple methods are utilized in the ceded reviews which vary by line of business. These include estimates based on the relationship of ceded premium to direct premium, Bornhuetter Ferguson methods, and methods based on industry excess of loss factors. Some of our business is 100.0 percent ceded or based on a set quota share percentage. In those cases, ceded loss IBNR is typically formulaic based on direct loss IBNR. We will cede some allocated LAE expenses when we cede loss. Our ceded allocated LAE IBNR is estimated based on our ceded unpaid loss reserves and the general relation, by line of business, between LAE and loss. Our primary retention for the core multi-line reinsurance treaty was $2.0 million for 2012 through 2015, increased to $2.5 million from 2016 through 2021, and increased again to $3.0 million beginning in 2022.

Key Assumptions

Our actuarial reserving department uses a number of key assumptions in establishing an estimate of loss and loss settlement expense reserves, including the following assumptions: future loss settlement expenses can be estimated based on the Company's historical ratios of loss settlement expenses paid to losses; the Company's case-basis reserves reflect the most up-to-date information available about the unique circumstances of each individual claim;

no new judicial decisions or regulatory actions will increase our case-basis obligations; historical aggregate claim reporting and payment patterns will continue into the future consistent with the observable past; significant unique and unusual claim events have been identified and appropriate adjustments have been made; and, to the best of our knowledge, there are no new latent trends that would impact our case-basis reserves.

Our key assumptions are subject to change as actual claims occur and as we gain additional information about the variables that underlie our assumptions. Accordingly, management reviews and updates these assumptions periodically to ensure that the assumptions continue to be valid. If necessary, management makes changes not only in the estimates derived from the use of these assumptions, but also in the assumptions themselves. Due to the inherent uncertainty in the loss reserving process, management believes that there is a reasonable chance that modification to key assumptions could individually, or in aggregate, result in reserve levels that are either significantly above or below the actual amount for which the related claims will eventually settle.

As an example, if our loss and loss settlement expense reserves of $1.6 billion as of December 31, 2023, is 10.0 percent inadequate, we would experience a reduction in future pre-tax earnings of up to $163.9 million. This reduction could be recorded in one year or multiple years, depending on when we identify the deficiency. The deficiency would also affect our financial position in that our equity would be reduced by an amount equivalent to the reduction in net income. Any deficiency that would be recognized in our loss and loss settlement expense reserves usually does not have a material effect on our liquidity because the claims have not been paid. Conversely, if our estimates of ultimate unpaid loss and loss settlement expense reserves prove to be redundant, our future earnings and financial position would be improved. We believe our approach produces recorded reserves that are reasonable as to their relative position within a range of reasonable reserves from year-to-year.

We are unable to reasonably quantify the impact of changes in our key assumptions utilized to establish individual case-basis reserves on our total reported reserves because the impact of these changes would be unique to each specific case-basis reserve established. However, based on historical experience, we believe that aggregate case-basis reserve volatility levels of 5.0 percent and 10.0 percent can be attributed to the ultimate development of our net case-basis reserves. The impact to pre-tax earnings would be a decrease if the reserves were to be adjusted upwards and an increase if the reserves were to be adjusted downwards. The table below details the impact of this development volatility on our reported net case-basis reserves at December 31, 2023:

(In Thousands)				
Change in level of net case-basis reserve development		5%		10%
Impact on reported net case-basis reserves	$	36,019	$	72,038

Due to the formula-based nature of our IBNR and loss settlement expense reserve calculations, changes in the key assumptions utilized to generate these reserves can impact our estimate of projected loss and potentially impact reported results. It is not possible to isolate and measure the potential impact of just one of these factors, and future loss trends could be partially impacted by all factors concurrently. Nevertheless, it is meaningful to view the sensitivity of the reserves to potential changes in these variables such as claim frequency and severity. To demonstrate the sensitivity of reserves to changes in significant assumptions, the following example is presented. The amounts reflect the pre-tax impact on earnings from a hypothetical percentage change in the calculation of IBNR and loss settlement expense reserves at December 31, 2023. The impact to pre-tax earnings would be a decrease if the reserves were to be adjusted upwards and an increase if the reserves were to be adjusted downwards. We believe that the changes presented are reasonably likely based upon an analysis of our historical IBNR and loss settlement expense reserve experience.

(In Thousands)				
Change in claim frequency and claim severity assumptions		5%		10%
Impact due to change in IBNR reserving assumptions	$	25,339	$	50,678

(In Thousands)				
Change in LAE paid to losses paid ratio		1%		2%
Impact due to change in LAE reserving assumptions	$	2,200	$	4,399

In 2023, we did not change the key method through which we develop our assumptions on which we based our reserving calculations. In estimating our 2023 loss and loss settlement expense reserves, we did not anticipate future events or conditions that were inconsistent with past development patterns.

Certain of our lines of business are subject to the potential for greater loss and loss settlement expense development than others, which are discussed below:

Other Liability Reserves

Other liability is considered a long-tail line of business, as it can take a relatively long period of time to settle claims from prior accident years. This is partly due to the lag time between the date a loss or event occurs that triggers coverage and the date when the claim is actually reported. Defense costs are also a part of the insured expenses covered by liability policies and can be significant, sometimes greater than the cost of the actual paid claims. For the majority of our products, defense costs are outside of the policy limit, meaning that the amounts paid for defense costs are not subtracted from the available policy limit.

Factors that can cause reserve uncertainty in estimating reserves in this line include: reporting time lags; the number of parties involved in the underlying tort action; whether the "event" triggering coverage is confined to only one time period or is spread over multiple time periods; the potential dollars involved in the individual claim actions; whether such claims were reasonably foreseeable and intended to be covered at the time the contracts were written (i.e., coverage disputes); and the potential for mass claim actions.

Claims with longer reporting time lags may result in greater inherent risk. This is especially true for alleged claims with a latency feature, particularly where courts have ruled that coverage is spread over multiple policy years, hence involving multiple defendants (and their insurers and reinsurers) and multiple policies (thereby increasing the potential dollars involved and the underlying settlement complexity). Claims with long latencies also increase the potential time lag between writing a policy in a certain market and the recognition that such policy has potential mass tort and/or latent claim exposure.

Our reserve for other liability claims at December 31, 2023 was $819.2 million and consisted of 4,351 claims, compared with $757.5 million, consisting of 4,860 claims at December 31, 2022. Of the $819.2 million total reserve for other liability claims, $103.7 million is identified as defense costs and $54.6 million is identified as general overhead required in the settlement of claims.

Included in the other liability line of business are gross reserves for construction defect losses and loss settlement expenses. Construction defect exposure is unique because of its very long tail as claims can often take over six years to be reported to us and another four years to settle. This exposure relates to a deficiency in the design or construction of a building or structure resulting from a failure to design or construct in a reasonably workmanlike manner, and/or in accordance with a buyer's reasonable expectation. In the cases involving latent defects, the determination of when a loss occurred is often unclear and governed by various theories that vary by state. Further, each state has a unique Statute of Repose that determines the length of time an insured has to report a claim generally from the date of substantial completion of a project.

In addition to these issues, other variables also contribute to a high degree of uncertainty in establishing reserves for construction defect claims. These variables include: whether coverage exists; when losses occur; the size of each loss; expectations for future interpretive rulings concerning contract provisions; and the extent to which the assertion of these claims will expand geographically. In recent years, we have implemented various underwriting measures that we anticipate will mitigate the amount of construction defect losses experienced. These initiatives include increased care regarding additional insured endorsements; stricter underwriting guidelines on the writing of residential contractors; and an increased utilization of loss control.

Asbestos and Environmental Reserves

Included in the other liability and assumed reinsurance lines of business are reserves for asbestos and other environmental losses and loss settlement expenses. At December 31, 2023 and 2022, we had $0.8 million and $1.9 million, respectively, in direct and assumed asbestos and environmental loss reserves. The estimation of loss reserves for environmental claims and claims related to long-term exposure to asbestos and other substances is one of the most difficult aspects of establishing reserves, especially given the inherent uncertainties surrounding such claims. Although we record our best estimate of loss and loss settlement expense reserves, the ultimate amounts paid upon settlement of such claims may be more or less than the amount of the reserves, because of the significant uncertainties involved and the likelihood that these uncertainties will not be resolved for many years.

Commercial Automobile Reserves

Commercial automobile claim reserves are established at exposure based on information either known and provided or obtained through the investigation. Incorporated are the perspective and experience the claims staff has acquired, which may include assumptions as to how the claim will develop over time. Exposures are identified and reserves established within 30 to 60 days depending on the complexity of the case.

Workers' Compensation Reserves

Like the other liability line of business, workers' compensation losses and loss settlement expense reserves are based upon variables that create uncertainty in estimating the ultimate reserve. Estimates for workers' compensation are particularly sensitive to assumptions about medical cost inflation, which has been relatively stable over the past few years. Other variables that we consider and that contribute to the uncertainty in establishing reserves for workers' compensation claims include: state legislative and regulatory environments; trends in jury awards; and mortality rates. Because of these variables, the process of reserving for the ultimate loss and loss settlement expense to be incurred requires the use of informed judgment and is inherently uncertain. Consequently, actual loss and loss settlement expense reserves may deviate from our estimates. Such deviations may be significant. Our reserve for workers' compensation claims at December 31, 2023 was $121.0 million and consisted of 1,077 claims, compared with $138.9 million, consisting of 1,414 claims, at December 31, 2022.

Reserve Development

The following reserve development section should be read in conjunction with the "Results of Operations for the Years Ended December 31, 2023, 2022 and 2021" section of this Item 7.

In 2023, we recognized an adverse development in our net reserves for prior accident years totaling $67.8 million and adverse development of $12.9 million and favorable $48.9 million in 2022 and 2021, respectively.

The adverse development in 2023 was driven by the commercial other liability and commercial automobile lines of business. The adverse development in commercial other liability was primarily in our excess and surplus lines excess casualty book along with some adverse development in standard umbrella and construction defect due to increasing severity pressures. The pressure on these longer tailed lines, especially in accident years 2016-2019, related to social and economic inflation continued in 2023. Commercial automobile also experienced adverse development related to increasing severity largely in post-COVID-19 accident years. The remaining lines experienced very small amounts of reserve development.

Adverse development in 2022 was driven by leveraging deeper data insights and emerging claim experience on longer tailed lines where the most uncertainty in the reserving process exists. Our actions were focused on other liability lines, including excess umbrella business and construction defect, where increased loss exposure in these longer tailed businesses are also subject to social and economic inflation. This was offset by continued favorable development in commercial automobile which has seen consistent releases over the past two years.

Other factors contributing to our development include: establishing reserves at their ultimate expected loss amount as soon as practicable after information becomes available; using claims negotiation to control the size of settlements; assuming that we have liability for all claims, even though the issue of liability may, in some cases, be resolved in our favor; promoting claims management services to encourage return-to-work programs; case management by nurses for serious injuries and management of medical provider services and billings; and using programs and services to help prevent fraud and to assist in favorably resolving cases.

Based upon our comparison of carried reserves to actual claims experience over the last several years, we believe that using our Company's historical premium and claims data to establish reserves for losses and loss settlement expenses results in adequate and reasonable reserves. Reserve development is discussed in more detail under the heading "Reserve Development" in the "Results of Operations for the Years Ended December 31, 2023, 2022 and 2021" section in this Item 7.

The following table details the pre-tax impact on our property and casualty insurance business' financial results and financial condition of reasonably likely reserve development. Our lines of business that have historically been most susceptible to significant volatility in reserve development have been shown separately and utilize hypothetical levels of volatility of 5.0 percent and 10.0 percent. Our other, less volatile, lines of business have been aggregated and utilize hypothetical levels of volatility of 3.0 percent and 5.0 percent.

(In Thousands)								
Hypothetical Reserve Development Volatility Levels		-10%		-5%		+5%		+10%
Impact on loss and loss settlement expenses								
Other liability	$	(81,920)	$	(40,960)	$	40,960	$	81,920
Workers' compensation		(12,100)		(6,050)		6,050		12,100
Automobile		(29,646)		(14,823)		14,823		29,646

Hypothetical Reserve Development Volatility Levels		-5%		-3%		+3%		+5%
Impact on loss and loss settlement expenses								
All other lines	$	(20,105)	$	(12,063)	$	12,063	$	20,105

Independent Actuary

We engage an independent actuarial firm to render an opinion as to the reasonableness of the statutory reserves that are established by management. During 2023 and 2022, we engaged the services of Regnier Consulting Group, Inc. ("Regnier") as our independent actuarial firm for the property and casualty insurance business.

It is management's policy to utilize staff adjusters to develop our estimate of case-basis loss reserves. IBNR and loss settlement expense reserves are established through various formulae that utilize pertinent, recent Company historical data. The calculations are supplemented with knowledge of current trends and events that could result in adjustments to the level of IBNR and loss settlement expense reserves. On a quarterly basis, we compare our estimate of total reserves to the estimates prepared by Regnier by line of business to ensure that our estimates are within the actuary's acceptable range. Regnier performs a review of loss and loss settlement expense reserves at each year end using generally accepted actuarial guidelines to ensure that the recorded reserves appear reasonable. Our reserves for losses and loss settlement expenses, net of reinsurance recoverables, as of December 31, 2023 and 2022 were $1,447.1 million and $1,350.4 million, respectively. In 2023 and 2022, after considering the independent actuary's range of reasonable estimates, management believes that carried reserves were reasonable and therefore did not adjust the recorded amount.

Regnier uses four projection methods in its actuarial analysis of our loss reserves and uses two projection methods in its actuarial analysis of our loss settlement expense reserves. Based on the results of the projection methods, the actuaries select an actuarial point estimate of the reserves, which is compared to our carried reserves to evaluate the reasonableness of the carried reserves. The four methods utilized by Regnier to project losses are: paid loss development; reported loss development; expected loss emergence based on paid losses; and expected loss emergence based on reported losses. The two methods utilized by Regnier to project loss expenses are: paid expenses-to-paid loss and paid expense-to-ultimate loss.

Pension Benefit Obligation

The process of estimating our pension benefit obligation and related benefit expense is inherently uncertain, and the actual cost of benefits may vary materially from the estimates recorded. These liabilities are particularly volatile due to their long-term nature and are based on several assumptions. The main assumptions used in the valuation of our benefit obligation are: estimated mortality of the employees and retirees eligible for benefits; estimated expected long-term rates of return on investments; estimated compensation increases; estimated employee turnover; and estimated rate used to discount the ultimate estimated liability to a present value. We engage a consulting actuary from Principal Financial Group, an independent firm, to assist in evaluating and establishing assumptions used in the valuation of our benefit obligations.

A change in any one or more of these assumptions is likely to result in an ultimate liability different from the original actuarial estimate. Such changes in estimates may be material. For example, a 100 basis point decrease in our estimated discount rate would increase the benefit obligation at December 31, 2023 by $28.0 million while a 100 basis point increase in the rate would decrease the benefit obligation by $22.9 million, for the same period.

A 100 basis point decrease in our estimated long-term rate of return on pension plan assets would increase the benefit expense for the year ended December 31, 2023 by $2.6 million, while a 100 basis point increase in the rate would decrease benefit expense by $2.6 million, for the same period.

Recently Issued Accounting Standards

Information specific to accounting standards that we adopted in 2023 or pending accounting standards that we expect to adopt in the future is incorporated by reference from Note 1 "Summary of Significant Accounting Policies" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information required by this Item 7A is incorporated by reference from Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Investments" and "Market Risk."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

United Fire Group, Inc.
Consolidated Balance Sheets

	December 31,	
(In Thousands, Except Share Data)	**2023**	2022
Assets		
Investments		
Fixed maturities		
Available-for-sale, at fair value (amortized cost $1,771,041 in 2023 and $1,662,680 in 2022; allowance for credit losses $1 in 2023 and $3 in 2022)	**$ 1,686,502**	$ 1,551,336
Equity securities, at fair value (cost $29,238 in 2023 and $75,292 in 2022)	**55,019**	169,106
Mortgage loans	**45,421**	37,947
Less: allowance for mortgage loan losses	**55**	49
Mortgage loans, net	**45,366**	37,898
Other long-term investments	**99,507**	86,276
Short-term investments	**100**	275
	1,886,494	1,844,891
Cash and cash equivalents	**102,046**	96,650
Accrued investment income	**15,934**	14,480
Premiums receivable (net of allowance for doubtful accounts of $1,794 in 2023 and $1,575 in 2022)	**464,791**	365,729
Deferred policy acquisition costs	**126,532**	104,225
Property and equipment (primarily land and buildings, at cost, less accumulated depreciation of $68,242 in 2023 and $59,566 in 2022)	**134,247**	133,113
Reinsurance receivables and recoverables (net of allowance for credit losses of $97 in 2023 and $82 in 2022)	**223,269**	170,953
Prepaid reinsurance premiums	**27,682**	11,300
Goodwill and net intangible assets	**4,615**	5,324
Deferred tax asset, net	**13,621**	15,531
Income taxes receivable	**21,463**	31,418
Other assets	**123,496**	88,672
Total assets	**$ 3,144,190**	$ 2,882,286
Liabilities and stockholders' equity		
Liabilities		
Losses and loss settlement expenses	**$ 1,638,755**	$ 1,497,274
Unearned premiums	**549,384**	474,388
Accrued expenses and other liabilities	**172,306**	120,510
Long term debt	**50,000**	50,000
Total liabilities	**$ 2,410,445**	$ 2,142,172
Stockholders' equity		
Common stock, $0.001 par value; authorized 75,000,000 shares; 25,269,842 and 25,210,541 shares issued and outstanding in 2023 and 2022, respectively	**$ 25**	$ 25
Additional paid-in capital	**209,986**	207,030
Retained earnings	**574,691**	620,555
Accumulated other comprehensive income (loss), net of tax	**(50,957)**	(87,496)
Total stockholders' equity	**$ 733,745**	$ 740,114
Total liabilities and stockholders' equity	**$ 3,144,190**	$ 2,882,286

The Notes to Consolidated Financial Statements are an integral part of these statements.

United Fire Group, Inc.
Consolidated Statements of Income and Comprehensive Income

		For the Years Ended December 31,				
(In Thousands, Except Share Data)		**2023**		2022		2021
Revenues						
Net premiums earned	$	**1,034,587**	$	951,541	$	962,823
Investment income, net of investment expenses		**59,606**		44,932		55,778
Net investment gains (losses) (includes reclassifications for net unrealized gains (losses) on available-for-sale securities of $(718) in 2023; $(1,323) in 2022; and $2,256 in 2021 previously included in accumulated other comprehensive income)		**1,274**		(15,892)		47,383
Other income (loss)		**—**		(295)		207
Total revenues	$	**1,095,467**	$	980,286	$	1,066,191
Benefits, losses and expenses						
Losses and loss settlement expenses	$	**769,414**	$	637,301	$	652,155
Amortization of deferred policy acquisition costs		**244,991**		213,075		203,432
Other underwriting expenses (includes reclassifications for employee benefit costs of $(207) in 2023; $(3,601) in 2022; and $(6,603) in 2021 previously included in accumulated other comprehensive income)		**115,800**		115,169		110,103
Interest Expense		**3,260**		3,188		3,187
Other nonunderwriting expenses		**1,723**		(524)		471
Total benefits, losses and expenses	$	**1,135,188**	$	968,209	$	969,348
Income (loss) before income taxes	$	**(39,721)**	$	12,077	$	96,843
Federal income tax expense (benefit) (includes reclassifications of $194 in 2023; $1,034 in 2022 and $913 in 2021 previously included in accumulated other comprehensive income)		**(10,021)**		(2,954)		16,249
Net income (loss)	$	**(29,700)**	$	15,031	$	80,594
Other comprehensive income (loss)						
Change in net unrealized appreciation on investments	$	**26,373**	$	(176,181)	$	(39,901)
Change in liability for underfunded employee benefit plans		**18,953**		(8,278)		19,633
Other comprehensive income (loss), before tax and reclassification adjustments		**45,326**		(184,459)		(20,268)
Income tax effect		**(9,518)**		38,736		4,260
Other comprehensive income (loss), after tax, before reclassification adjustments		**35,808**		(145,723)		(16,008)
Reclassification adjustment for net (gains) losses included in income		**718**		1,323		(2,256)
Reclassification adjustment for employee benefit costs included in expense		**207**		3,601		6,603
Total reclassification adjustments, before tax		**925**		4,924		4,347
Income tax effect		**(194)**		(1,034)		(913)
Total reclassification adjustments, after tax		**731**		3,890		3,434
Comprehensive income (loss)	$	**6,839**	$	(126,802)	$	68,020
Earnings (loss) per common share:						
Basic	$	**(1.18)**	$	0.60	$	3.21
Diluted		**(1.18)**		0.59		3.16

The Notes to Consolidated Financial Statements are an integral part of these statements.

United Fire Group, Inc.
Consolidated Statement of Stockholders' Equity

| (In Thousands, Except Share Data) | Common Stock | | | | | |
	Shares outstanding	Common stock	Additional paid-in capital	Retaining earnings	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2021	25,055,479 $	25 $	202,359 $	555,854 $	66,911 $	825,149
Net income (loss)	—	—	—	80,594	—	80,594
Shares repurchased	(67,651)	—	(2,007)	—	—	(2,007)
Stock based compensation	94,276	—	3,023	—	—	3,023
Dividends on common stock ($0.60 per share)	—	—	—	(15,064)	—	(15,064)
Change in net unrealized investment appreciation[1]	—	—	—	—	(33,301)	(33,301)
Change in liability for underfunded employee benefit plans[2]	—	—	—	—	20,727	20,727
Balance, January 1, 2022	25,082,104 $	25 $	203,375 $	621,384 $	54,337 $	879,121
Net income (loss)	— $	— $	— $	15,031 $	— $	15,031
Stock based compensation	128,437	—	3,655	—	—	3,655
Dividends on common stock ($0.63 per share)	—	—	0	(15,860)	—	(15,860)
Change in net unrealized investment appreciation[1]	—	—	—	—	(138,138)	(138,138)
Change in liability for underfunded employee benefit plans[2]	—	—	—	—	(3,695)	(3,695)
Balance, January 1, 2023	25,210,541 $	25 $	207,030 $	620,555 $	(87,496) $	740,114
Net income (loss)	— $	— $	— $	(29,700) $	— $	(29,700)
Stock based compensation	59,301	—	2,956	—	—	2,956
Dividends on common stock ($0.64 per share)	—	—	—	(16,164)	—	(16,164)
Change in net unrealized investment appreciation[1]	—	—	—	—	21,402	21,402
Change in liability for underfunded employee benefit plans[2]	—	—	—	—	15,137	15,137
Balance, December 31, 2023	25,269,842 $	25 $	209,986 $	574,691 $	(50,957) $	733,745

(1) The change in net unrealized appreciation is net of reclassification adjustments and income taxes.
(2) The change in liability for underfunded employee benefit plans is net of income taxes.

The Notes to Consolidated Financial Statements are an integral part of these statements.

United Fire Group, Inc.
Consolidated Statements of Cash Flows

(In Thousands)		For the Years Ended December 31,				
		2023		2022		2021
Cash Flows From Operating Activities						
Net income (loss)	$	**(29,700)**	$	15,031	$	80,594
Adjustments to reconcile net income to net cash provided by operating activities						
Net accretion of bond premium		**7,092**		9,000		13,597
Depreciation and amortization		**10,508**		7,670		6,570
Stock-based compensation expense		**3,246**		2,826		3,444
Net investment (gains) losses		**(1,547)**		15,622		(47,383)
Net cash flows from trading investments		**116,080**		29,725		38,411
Deferred income tax benefit		**(8,308)**		(3,930)		5,632
Changes in:						
Accrued investment income		**(1,454)**		(1,084)		1,219
Premiums receivable		**(99,062)**		(48,958)		521
Deferred policy acquisition costs		**(22,307)**		(12,779)		(4,352)
Reinsurance receivables		**(52,316)**		(43,138)		32,725
Prepaid reinsurance premiums		**(16,382)**		(1,972)		3,637
Income taxes receivable		**9,955**		960		33,816
Other assets		**(34,403)**		(8,136)		(43,865)
Losses, claims and loss settlement expenses		**141,481**		(16,991)		(63,866)
Unearned premiums		**74,996**		34,655		(25,112)
Accrued expenses and other liabilities		**70,956**		12,972		2,430
Deferred income taxes		**—**		(652)		(464)
Other, net		**2,901**		7,928		(7,637)
Cash from operating activities		**201,436**		(16,282)		(50,677)
Net cash provided by (used in) operating activities	$	**171,736**	$	(1,251)	$	29,917
Cash Flows From Investing Activities						
Proceeds from sale of available-for-sale investments	$	**77,388**	$	83,559	$	180,514
Proceeds from call and maturity of available-for-sale investments		**80,081**		184,210		264,237
Proceeds from short-term and other investments		**4,615**		12,648		6,387
Purchase of available-for-sale investments		**(273,081)**		(284,054)		(395,787)
Purchase of mortgage loans		**(8,137)**		(103)		—
Purchase of short-term and other investments		**(19,866)**		(13,294)		(9,644)
Net purchases and sales of property and equipment		**(10,886)**		(2,137)		(13,976)
Net cash provided by (used in) investing activities	$	**(149,886)**	$	(19,171)	$	31,731
Cash Flows From Financing Activities						
Borrowings of long-term debt	$	**—**	$	—	$	—
Payment of cash dividends		**(16,164)**		(15,860)		(15,064)
Repurchase of common stock		**—**		—		(2,007)
Issuance of common stock		**(290)**		828		(421)
Net cash provided by (used in) financing activities	$	**(16,454)**	$	(15,032)	$	(17,492)
Net Change in Cash and Cash Equivalents	$	**5,396**	$	(35,454)	$	44,156
Cash and Cash Equivalents at Beginning of Year		**96,650**		132,104		87,948
Cash and Cash Equivalents at End of Year	$	**102,046**	$	96,650	$	132,104
Supplemental Disclosures of Cash Flow Information						
Income taxes paid	$	**1,348**	$	21,548	$	5,360
Interest paid	$	**3,260**	$	3,188	$	3,187

The Notes to Consolidated Financial Statements are an integral part of these statements.

UNITED FIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data unless otherwise noted)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

United Fire Group, Inc. ("UFG", "United Fire", the "Registrant", the "Company", "we", "us", or "our") and its consolidated subsidiaries and affiliates are engaged in the business of writing property and casualty insurance through a network of independent agencies. Our insurance company subsidiaries are licensed as property and casualty insurers in 50 states, plus the District of Columbia.

Principles of Consolidation

The accompanying Consolidated Financial Statements include United Fire and its wholly owned subsidiaries: United Fire & Casualty Company, United Real Estate Holdings, LLC, Addison Insurance Company, Lafayette Insurance Company, United Fire & Indemnity Company, United Fire Lloyds, UFG Specialty Insurance Company, Financial Pacific Insurance Company, Franklin Insurance Company, Mercer Insurance Company, Mercer Insurance Company of New Jersey, Inc, McIntyre Cedar UK Limited, Mercer Insurance Company and McIntyre Cedar Corporate Member LLP.

United Fire Lloyds, an affiliate of United Fire & Indemnity Company, is organized as a Texas Lloyds plan, which is an aggregation of underwriters who, under a common name, engage in the business of insurance through a corporate attorney-in-fact. United Fire Lloyds is financially and operationally controlled by United Fire & Indemnity Company, its corporate attorney-in-fact, pursuant to three types of agreements: trust agreements between United Fire & Indemnity Company and certain individuals who agree to serve as trustees; articles of agreement among the trustees who agree to act as underwriters to establish how the Lloyds plan will be operated; and powers of attorney from each of the underwriters appointing a corporate attorney-in-fact, who is authorized to operate the Lloyds plan. Because United Fire & Indemnity Company can name the trustees, the Lloyds plan is perpetual, subject only to United Fire & Indemnity Company's desire to terminate it.

United Fire & Indemnity Company provides all of the statutory capital necessary for the formation of the Lloyds plan by contributing capital to each of the trustees. The trust agreements require the trustees to become underwriters of the Lloyds plan, to contribute the capital to the Lloyds plan, to sign the articles of agreement and to appoint the attorney-in-fact. The trust agreements also require the trustees to pay to United Fire & Indemnity Company all of the profits and benefits received by the trustees as underwriters of the Lloyds plan, which means that United Fire & Indemnity Company has the right to receive 100 percent of the gains and profits from the Lloyds plan. The trustees serve at the pleasure of United Fire & Indemnity Company, which may remove a trustee and replace that trustee at any time. Termination of a trustee must be accompanied by the resignation of the trustee as an underwriter, so that the trustee can obtain the capital contribution from the Lloyds plan to reimburse United Fire & Indemnity Company. By retaining the ability to terminate trustees, United Fire & Indemnity Company possesses the ability to name and remove the underwriters.

United Real Estate Holdings, LLC, formed in 2013, is a wholly owned subsidiary of United Fire & Casualty Company and is organized as an Iowa limited liability corporation, an unincorporated association formed for the purpose of holding United Fire & Casualty Company's ownership in commercial real estate.

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared on the basis of U.S. generally accepted accounting principles ("GAAP"), which differ in some respects from those followed in preparing our statutory reports to insurance regulatory authorities. Our stand-alone and consolidated subsidiary financial statements submitted to insurance regulatory authorities are presented on the basis of accounting practices prescribed or permitted by the insurance departments of the states in which we are domiciled ("statutory accounting principles").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statement categories that are most dependent on management estimates and assumptions include: investments; deferred policy acquisition costs; reinsurance receivables and recoverables; goodwill impairment; losses and loss settlement expenses; and pension benefit obligations.

Property and Casualty Insurance Business

Premiums written are deferred and recorded as earned premium on a daily pro rata basis over the terms of the respective policies. Unearned premium reserves are established for the portion of premiums written applicable to the unexpired term of insurance policies in force. Premiums receivable are presented net of an estimated allowance for doubtful accounts, which is based on a periodic evaluation of the aging and collectability of amounts due from agents and policyholders.

To establish loss and loss settlement expense reserves, we make estimates and assumptions about the future development of claims. Actual results could differ materially from those estimates, which are subjective, complex and inherently uncertain. When we establish and adjust reserves, we do so given our knowledge at the time of the circumstances and facts of known claims. To the extent that we have overestimated or underestimated our loss and loss settlement expense reserves, we adjust the reserves in the period in which such adjustment is determined.

We record our best estimate of reserves for claim litigation that arises in the ordinary course of business. We consider all of our pending litigation as of December 31, 2023 to be ordinary, routine and incidental to our business.

Segment Information

Our property and casualty insurance business is reported as one business segment. The property and casualty insurance business profit or loss is consistent with consolidated reporting as disclosed on the Consolidated Statements of Income and Comprehensive Income. We analyze the property and casualty insurance business results based on profitability (i.e., loss ratios), expenses and return on equity. The Company's property and casualty insurance business was determined using a management approach to make decisions on operating matters, including allocating resources, assessing performance, determining which products to market and sell, determining distribution networks with insurance agents and monitoring the regulatory environment. The property and casualty insurance business products have similar economic characteristics and use a similar marketing and distribution strategy with our independent agents. We continually evaluate our operations on the basis of both statutory accounting principles prescribed or permitted by our states of domicile and GAAP.

Reinsurance

Net premiums earned and losses and loss settlement expenses are reported net of reinsurance ceded. Ceded insurance business is accounted for on a basis consistent with the original policies issued and the terms of the reinsurance contracts. Refer to Note 4 "Reinsurance" for a discussion of our reinsurance activities.

Investments

Investments in fixed maturities includes bonds. Our investments in available-for-sale fixed maturities and trading securities are recorded at fair value. Changes in unrealized appreciation and depreciation, with respect to available-for-sale fixed maturities are reported as a component of accumulated other comprehensive income, net of applicable deferred income taxes, in stockholders' equity. Changes in unrealized appreciation and depreciation, with respect to trading securities, are reported as a component of income.

Investments in equity securities, which includes common stocks, are recorded at fair value with changes in value recorded as a component of income.

Other long-term investments consist primarily of our interests in limited liability partnerships that are recorded on the equity method of accounting.

Included in investments at December 31, 2023 and 2022, are securities on deposit with, or available to, various regulatory authorities as required by law, with fair values of $106,297 and $92,932 respectively.

We review all of our investment holdings for appropriate valuation on an ongoing basis. Refer to Note 2 "Summary of Investments" for a discussion of our accounting policy for impairment recognition.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, money market accounts and non-negotiable certificates of deposit with original maturities of three months or less.

Deferred Policy Acquisition Costs ("DAC")

Certain costs associated with underwriting new business (primarily commissions, premium taxes and variable underwriting and policy issue expenses associated with successful acquisition efforts) are deferred. The following table is a summary of the components of DAC that are reported in the accompanying Consolidated Financial Statements.

Property and Casualty Insurance		**2023**		2022		2021
Recorded asset at beginning of year	$	**104,225**	$	91,446	$	87,094
Underwriting costs deferred		**267,298**		225,854		207,784
Amortization of deferred policy acquisition costs		**(244,991)**		(213,075)		(203,432)
Recorded asset at end of year	$	**126,532**	$	104,225	$	91,446

Our property and casualty insurance DAC is amortized as premium revenue is recognized. The method followed in computing DAC limits the amount of such deferred costs to their estimated realizable value. This takes into account the premium to be earned, losses and loss settlement expenses expected to be incurred and certain other costs expected to be incurred as the premium is earned. This calculation is performed by line of business in a manner consistent with how the policies are currently being marketed and managed.

Property, Equipment and Depreciation

Property and equipment is presented at cost less accumulated depreciation. The following table is a summary of the components of the property and equipment that are reported in the accompanying Consolidated Financial Statements.

		2023		2022
Real estate:				
Land	$	78,683	$	80,346
Buildings		1,203		1,202
Furniture and fixtures		4,451		4,818
Internally developed software		48,787		44,303
Other computer equipment and software		1,123		2,444
Total property and equipment	$	134,247	$	133,113

Expenditures for maintenance and repairs on property and equipment are generally expensed as incurred. We periodically review these assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the underlying asset may not be recoverable. A loss would be recognized if the estimated fair value of the asset were less than its carrying value.

Depreciation is computed primarily by the straight-line method over the following estimated useful lives:

	Useful Life
Computer equipment and software	Three years
Furniture and fixtures	Seven years
Internally developed software	Ten years
Leasehold improvements	Shorter of the lease term or useful life of the asset
Real estate	Seven years to thirty-nine years

Depreciation expense totaled $9,799, $6,961 and $5,861 for 2023, 2022 and 2021, respectively.

Goodwill and Other Intangible Assets

Goodwill assets arise as a result of business combinations and consist of the excess of the fair value of consideration paid over the tangible and intangible assets acquired and liabilities assumed. The goodwill has been impaired to $0 for 2023, 2022 and 2021.

Our other intangible assets, which consist primarily of agency relationships, trade names, state insurance licenses, and software, are being amortized by the straight-line method over periods ranging from two years to 15 years, with the exception of state insurance licenses, which are indefinite-lived and not amortized. In 2023, 2022 and 2021 we performed a qualitative impairment assessment of our indefinite lived intangible assets. As a result of these assessments, we did not recognize an impairment charge on our intangible assets in 2023, 2022 and 2021. Amortization expense totaled $709, $709 and $709 in 2023, 2022 and 2021, respectively.

Long term debt

The Company executed a private placement debt transaction on December 15, 2020 between United Fire & Casualty Company ("UF&C"), and Federated Mutual Insurance Company, a mutual insurance company domiciled in Minnesota ("Federated Mutual"), and Federated Life Insurance Company, an insurance company domiciled in Minnesota ("Federated Life" and, together with Federated Mutual, the "Note Purchasers").

UFG sold an aggregate $50,000 of notes due 2040 to the Note Purchasers. One note with a principal amount of $35,000 was issued to Federated Mutual and one note with a principal amount of $15,000 was issued to Federated Life subject to the terms of their respective notes. The notes are presented as a long term debt liability in the Consolidated Balance Sheets and as a financing activity in the Consolidated Statement of Cash Flows.

Interest payments under the long term debt are paid quarterly on March 15, June 15, September 15 and December 15 of each year (each such date, an "Interest Payment Date"). The interest rate equals the rate that corresponds to the A.M. Best Co. (or its successor's) financial strength rating for members of the United Fire & Casualty Pooled Group as of the applicable Interest Payment Date. As of December 31, 2023, interest totaled $3,260 and is included in accrued expenses and other liabilities in the Consolidated Balance Sheets and as interest expense in the Consolidated Statements of Income and Comprehensive Income. Payment of interest is subject to approval by the Iowa Insurance Division.

Income Taxes

Deferred tax assets and liabilities are established based on differences between the financial statement bases of assets and liabilities and the tax bases of those same assets and liabilities, using the currently enacted statutory tax rates. Deferred income tax expense is measured by the year-to-year change in the net deferred tax asset or liability, except for certain changes in deferred tax amounts that affect stockholders' equity and do not impact federal income tax expense.

The Company performs a quarterly review of its tax positions and makes a determination whether it is more likely than not that the tax position will be sustained upon examination. If, based on this review, it appears not more likely than not that the position will be sustained, the Company will calculate any unrecognized tax benefits and calculate any interest and penalties. At December 31, 2023, 2022, and 2021 the Company did not recognize any liability for unrecognized tax benefits. In addition, we have not accrued for interest and penalties related to unrecognized tax benefits. However, if interest and penalties would need to be accrued related to unrecognized tax benefits, such amounts would be recognized as a component of federal income tax expense.

Deferred tax assets are reduced by a valuation allowance when management believes it is more likely than not that some, or all, of the deferred taxes will not be realized. After considering all positive and negative evidence of taxable income in the carryback and carryforward periods and our tax planning strategy of holding debt securities with unrealized losses to recovery, we believe it is more likely than not that all the deferred assets will be realized. As a result, we have no valuation allowance at December 31, 2023 and 2022.

In 2023, 2022, and 2021, we made cash payments for income taxes of $1,348, $21,548 and $5,360, respectively. In 2023, 2022 and 2021 we received federal tax refunds of $14,017, $20,789 and $28,083, respectively, which resulted from the utilization of our net operating losses and net capital loss carryforwards and carrybacks. We have $185 of tax credit carryforwards expiring in 2039 through 2042. We made no interest payments in 2023, 2022 and 2021.

We file a consolidated federal income tax return. We also file income tax returns in various state jurisdictions. We are no longer subject to federal or state income tax examination for years before 2018.

Leases

The Company determines if a contract contains a lease at inception of the contract. The Company's inventory of leases consists of operating leases which are recorded as a lease obligation liability disclosed in the "Accrued expenses and other liabilities" line on the Consolidated Balance Sheets and as a lease right-of-use asset disclosed in the "Other assets" line on the Consolidated Balance Sheets. The Company's operating leases consist of office space, vehicles, computer equipment and office equipment. The lease right-of-use asset represents the Company's right to use each underlying asset for the lease term and the lease obligation liability represents the Company's obligation over the lease term. The Company's lease obligation is recorded at the present value of the lease payments based on the term of the applied lease. Short-term leases of 12 months or less are recorded on the Consolidated Balance Sheets and lease payments are recognized on the Consolidated Statements of Income and Comprehensive Income. For more information on leases refer to Note 12 "Lease Commitments."

Variable Interest Entities

The Company and certain related parties are equity investors in one investment in which the Company determined is a variable interest entity ("VIE") as a result of participation in the risks and rewards of the VIE based on the objectives and strategies of the VIE. The VIE is a limited liability company that primarily invests in commercial real estate. The Company and certain related parties are not the primary beneficiaries largely due to their inability to influence management or direct the activities that most significantly impact the VIE's economic performance. Based on these facts and circumstances, the Company has a variable interest in the VIE, but has not consolidated the VIE's financial results as it is not the primary beneficiary. The Company's investment is reported in other long-term investments in the Consolidated Balance Sheets and accounted for under the equity method of accounting. The fair value of the VIE at December 31, 2023 was $2.9 million and there are no future funding commitments.

Stock-Based Compensation

We currently have two equity compensation plans. One plan allows us to grant restricted and unrestricted stock, stock appreciation rights, incentive stock options, and non-qualified stock options to employees. The other plan allows us to grant restricted and non-qualified stock options to non-employee directors.

We utilize the Black-Scholes option pricing method to establish the fair value of non-qualified stock options granted under our equity compensation plans. Our determination of the fair value of stock options on the date of grant using this option-pricing model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables, which include the expected volatility in our stock price, the expected term of the award, the expected dividends to be paid over the term of the award and the expected risk-free interest rate. Any changes in these assumptions may materially affect the estimated fair value of the award. For our restricted and unrestricted stock awards, we utilize the fair value of our common stock on the date of grant to establish the fair value of the award. Refer to Note 9 "Stock-Based Compensation" for further discussion.

Credit Losses

The Company recognizes credit losses for our available-for-sale fixed-maturity portfolio, reinsurance receivables, mortgage loans and premium receivables by setting up allowances which are remeasured each reporting period and recorded in the Consolidated Statements of Income and Comprehensive Income.

For our available-for-sale fixed-maturity portfolio an allowance for credit losses is recorded net of available-for-sale fixed maturities in the Consolidated Balance Sheets and a corresponding credit loss recognized as a recognized loss or gain in the Consolidated Statements of Income and Comprehensive Income. The Company determines if an allowance for credit losses is recorded based on a number of factors including the current economic conditions, management's expectations of future economic conditions and performance indicators, such as market value versus amortized cost, investment spreads widening or contracting, rating actions, payment and default history. For more information on credit losses and the allowance for credit losses for available-for-sale fixed-maturity portfolio, see Note 2 "Summary of Investments."

An allowance for mortgage loan losses is established based on historical loss information of the collective pool of the Company's commercial mortgage loan investments which have similar risk characteristics. To calculate the allowance for mortgage loan losses, the Company starts with historical loan experience to predict the future expected losses and then layers on a market-linked adjustment. On a quarterly basis, quantitative credit risk metrics, including for example, cash-flows, rent rolls and financial statements are reviewed for each loan to determine if it is performing in line with its expectations. This allowance is presented as a separate line in the Consolidated Balance Sheets beneath the asset value as well as presented net and recorded through "Net investment gains (losses)" in the Consolidated Statements of Income and Comprehensive Income. For more information on credit losses and the allowance for credit losses for our investment in mortgage loans see Note 3 "Fair Value of Financial Instruments."

For reinsurance receivables, the Company's model estimates expected credit loss by multiplying the exposure at default by both the probability of default and loss given default ("LGD"). The LGD is estimated by the rating of the reinsurer, historical relationship with UFG, existence of letters of credit and known regulation for which the Company may be held accountable. The ultimate LGD percentage is estimated after considering Moody's experience with unsecured year 1 bond recovery rates from 1983-2017. The allowance calculated as of December 31, 2023 is recorded through the line "Reinsurance receivables and recoverables" in the Consolidated Balance Sheets and through the line "Other underwriting expenses" in the Consolidated Statements of Income and Other Comprehensive Income. As of December 31, 2023, the Company had a credit loss allowance for reinsurance receivables of $97.

Rollforward of Credit Loss Allowance for Reinsurance Receivable		
		As of
		December 31, 2023
Beginning balance, January 1, 2023	$	82
Current-period provision for expected credit losses		15
Ending balance of the allowance for reinsurance receivable, December 31, 2023	$	97

With respect to premiums receivable, the Company utilizes an aging method to estimate credit losses. An allowance for doubtful accounts is based on a periodic evaluation of the aging and collectability of amounts due from agents and policyholders. "Premiums receivable" are presented in the Consolidated Balance Sheets net of an estimated allowance for doubtful accounts and recorded through "Other underwriting expenses" in the Consolidated Statements of Income and Comprehensive Income. Outstanding audit premiums that are overdue after six months with no payments are written off and turned over to our collection agency.

Comprehensive Income

Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by and dividends to stockholders.

Subsequent Events

In the preparation of the accompanying financial statements, the Company has evaluated all material subsequent events or transactions that occurred after the balance sheet date through the date on which the financial statements were issued for potential recognition or disclosure in the Company's financial statements.

On February 1, 2024, the Company filed a Form 8-K with the SEC to disclose that we entered into an investment management agreement (the "Investment Management Agreement") with New England Asset Management ("NEAM"), effective as of February 1, 2024, pursuant to which NEAM will provide investment management services subject to the terms and conditions set forth in the Investment Management Agreement. The Investment Management Agreement can be terminated at any time upon 30 days' written notice by either party and will remain in effect until terminated.

On January 31, 2024, the Company and Robert Cataldo mutually agreed to the separation of Mr. Cataldo's employment as Vice President and Chief Investment and Strategy Officer of the Company, effective no later than May 24, 2024. The complete terms of Mr. Cataldo's separation package are under negotiation and are expected to be set forth in a definitive separation agreement.

Recently Issued Accounting Standards

Accounting Standards Adopted in 2021

Defined Benefit Plans - Disclosures

In August 2018, the FASB issued new guidance which modifies the disclosure requirements for employers that sponsor defined benefit pension and postretirement plans. The new guidance removes the requirement for disclosing the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit costs in the next year and the sensitivity of postretirement health plans to one-percentage-point changes in medical trend rates. The new guidance is effective for annual periods beginning after December 15, 2020. The Company adopted the new guidance as of January 1, 2021. The new guidance modified disclosures but did not have an impact on the Company's financial position and results of operations.

Income Taxes

In December 2019 the FASB issued new guidance which simplifies the accounting for income taxes by removing certain exceptions to income tax accounting. The amendments also improve consistent application of and simplify GAAP for other areas of income tax accounting. The new guidance clarifies and amends existing guidance, including removing certain requirements that an entity evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction, and requiring an entity to reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The new guidance is effective for annual periods beginning after December 15, 2020. The Company adopted the new guidance as of January 1, 2021. The new guidance did not have an impact on the Company's financial position and results of operations.

Accounting Standards Adopted in 2022

Inflation Reduction Act

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act ("IRA") which, among other changes, created a new corporate alternative minimum tax ("CAMT") based on adjusted financial statement income and imposes a 1% excise tax on corporate stock repurchases. The effective date of these provisions is January 1, 2023. The Company was not subject to CAMT in 2023, does not expect to be subject to CAMT in 2024 and does not expect the IRA to have an impact on the Company's financial position and results of operations.

NOTE 2. SUMMARY OF INVESTMENTS

Fair Value of Investments

The table that follows is a reconciliation of the amortized cost to fair value of investments in available-for-sale fixed maturity securities, presented on a consolidated basis as of December 31, 2023 and 2022.

December 31, 2023

Type of Investment	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value	Allowance for Credit Losses	Carrying Value
AVAILABLE-FOR-SALE						
Fixed maturities:						
Bonds						
U.S. Treasury	$ 51,211	$ 325	$ 675	$ 50,861	$ —	$ 50,861
U.S. government agency	102,540	255	8,302	94,493	—	94,493
States, municipalities and political subdivisions						
General obligations:						
Midwest	52,712	132	137	52,707	—	52,707
Northeast	11,422	1	43	11,380	—	11,380
South	54,560	47	400	54,207	—	54,207
West	77,874	23	471	77,426	—	77,426
Special revenue:						
Midwest	101,037	302	358	100,981	—	100,981
Northeast	52,708	79	560	52,227	—	52,227
South	166,119	302	2,155	164,266	—	164,266
West	102,254	147	836	101,565	—	101,565
Foreign bonds	21,255	—	2,083	19,172	—	19,172
Public utilities	149,734	787	10,054	140,467	—	140,467
Corporate bonds						
Energy	45,351	249	2,127	43,473	—	43,473
Industrials	74,760	727	4,939	70,548	—	70,548
Consumer goods and services	103,315	271	7,665	95,921	—	95,921
Health care	37,872	99	4,499	33,472	—	33,472
Technology, media and telecommunications	87,002	451	5,665	81,788	—	81,788
Financial services	152,329	743	7,381	145,691	1	145,690
Mortgage-backed securities	23,800	11	2,328	21,483	—	21,483
Collateralized mortgage obligations						
Government national mortgage association	164,666	1,282	12,742	153,206	—	153,206
Federal home loan mortgage corporation	84,842	20	13,177	71,685	—	71,685
Federal national mortgage association	50,284	33	4,664	45,653	—	45,653
Asset-backed securities	3,394	524	87	3,831	—	3,831
Total Available-for-Sale Fixed Maturities	$1,771,041	$ 6,810	$ 91,348	$ 1,686,503	$ 1	$ 1,686,502

December 31, 2022

Type of Investment	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value	Allowance for Credit Losses	Carrying Value
AVAILABLE-FOR-SALE						
Fixed maturities:						
Bonds						
U.S. Treasury	$ 15,684	$ —	$ 1,009	$ 14,675	$ —	$ 14,675
U.S. government agency subdivisions	94,092	35	9,721	84,406	—	84,406
General obligations:						
Midwest	61,191	185	263	61,113	—	61,113
Northeast	15,518	18	73	15,463	—	15,463
South	64,851	57	927	63,981	—	63,981
West	87,094	163	712	86,545	—	86,545
Special revenue:						
Midwest	103,107	224	1,065	102,266	—	102,266
Northeast	55,292	76	1,148	54,220	—	54,220
South	184,108	278	3,529	180,857	—	180,857
West	113,594	275	1,657	112,212	—	112,212
Foreign bonds	36,129	—	4,480	31,649	—	31,649
Public utilities	138,752	65	13,406	125,411	—	125,411
Corporate bonds						
Energy	36,507	—	3,298	33,209	—	33,209
Industrials	58,334	62	5,554	52,842	—	52,842
services	100,539	—	10,598	89,941	—	89,941
Health care	32,987	24	5,419	27,592	—	27,592
Technology, media and telecommunications	67,193	—	7,253	59,940	—	59,940
Financial services	132,849	851	9,408	124,292	3	124,289
Mortgage-backed securities	20,450	—	2,750	17,700	—	17,700
Collateralized mortgage obligations						
Government national mortgage association	97,839	—	13,291	84,548	—	84,548
Federal home loan mortgage corporation	92,366	—	13,528	78,838	—	78,838
Federal national mortgage association	50,272	5	4,891	45,386	—	45,386
Asset-backed securities	3,932	466	145	4,253	—	4,253
Total Available-for-Sale Fixed Maturities	$ 1,662,680	$ 2,784	$ 114,125	$1,551,339	$ 3	$ 1,551,336

Maturities

The amortized cost and fair value of available-for-sale fixed maturity securities at December 31, 2023, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Asset-backed securities, mortgage-backed securities and collateralized mortgage obligations may be subject to prepayment risk and are therefore not categorized by contractual maturity.

Maturities

December 31, 2023	Available-For-Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 74,293	$ 74,066
Due after one year through five years	524,463	515,126
Due after five years through 10 years	523,999	496,643
Due after 10 years	321,300	304,810
Asset-backed securities	3,394	3,831
Mortgage-backed securities	23,800	21,483
Collateralized mortgage obligations	299,792	270,544
	$ 1,771,041	$ 1,686,503

Net Investment Gains and Losses

Net gains (losses) on disposition of investments are computed using the specific identification method and are included in the computation of net income. A summary of net investment gains (losses) for 2023, 2022 and 2021, is as follows:

	2023	2022	2021
Net investment gains (losses)			
Fixed maturities:			
Available-for-sale	$ (442)	$ (1,397)	$ (277)
Allowance for Credit Losses	1	(3)	5
Equity securities:			
Net gains (losses) recognized on equity securities sold during the period	150	(1,767)	14,444
Unrealized gains (losses) recognized during the period on equity securities still held at reporting date	1,842	(12,802)	30,682
Net gains (losses) recognized during the reporting period on equity securities	1,992	(14,569)	45,126
Mortgage loans	(5)	109	5
Other long-term assets	(319)	(267)	2,780
Real Estate	47	235	(256)
Total net investment gains (losses)	$ 1,274	$ (15,892)	$ 47,383

The proceeds and gross realized gains (losses) on the sale of available-for-sale fixed maturity securities for 2023, 2022 and 2021, are as follows:

	2023	2022	2021
Proceeds from sales	$ 77,388	$ 83,559	$ 180,514
Gross realized gains	265	459	843
Gross realized losses	707	1,857	1,120

Net investment income for the years ended December 31, 2023, 2022 and 2021, is comprised of the following:

Years Ended December 31,	2023	2022	2021
Investment income:			
Interest on fixed maturities	$ 56,243	$ 48,702	$ 43,224
Dividends on equity securities	3,548	5,163	5,031
Income on other long-term investments			
Investment income	2,833	4,742	4,481
Change in value [1]	(2,864)	(7,930)	9,699
Interest on mortgage loans	1,889	1,897	1,995
Interest on short-term investments	1,068	354	18
Interest on cash and cash equivalents	2,228	740	252
Other	4,139	780	152
Total investment income	$ 69,084	$ 54,448	$ 64,852
Less investment expenses	9,478	9,516	9,074
Net investment income	$ 59,606	$ 44,932	$ 55,778

(1) Represents the change in value of our interests in limited liability partnerships that are recorded on the equity method of accounting.

Funding Commitment

Pursuant to agreements with our limited liability partnership investments, we are contractually committed through July 10, 2030 to make capital contributions upon request of the partnerships. Our remaining potential contractual obligation was $28,630 at December 31, 2023.

Credit Risk

An allowance for credit losses is recorded based on a number of factors including the current economic conditions, management's expectations of future economic conditions and performance indicators, such as market value versus amortized cost, investment spreads widening or contracting, rating actions, payment and default history. The following table contains a rollforward of the allowance for credit losses for available-for-sale fixed maturity securities at December 31, 2023:

Rollforward of allowance for credit losses for available-for-sale fixed maturity securities:	
	As of December 31, 2023
Beginning balance, January 1, 2023	$ 3
Additions to the allowance for credit losses for which credit losses were not previously recorded	$ —
Reductions for securities sold during the period (realized)	—
Writeoffs charged against the allowance	—
Recoveries of amounts previously written off	(2)
Ending balance, December 31, 2023	$ 1

Unrealized Appreciation and Depreciation

A summary of changes in net unrealized investment appreciation for 2023, 2022 and 2021, is as follows:

	2023	2022	2021
Change in net unrealized investment appreciation (depreciation)			
Available-for-sale fixed maturities	$ 27,091	$ (174,858) $	(42,159)
Income tax effect	(5,689)	36,720	8,858
Total change in net unrealized investment appreciation (depreciation), net of tax	$ 21,402	$ (138,138) $	(33,301)

The following tables summarize our fixed maturity securities that were in an unrealized loss position reported on a consolidated basis at December 31, 2023 and 2022. The securities are presented by the length of time they have been continuously in an unrealized loss position. Non-credit related unrealized losses are recognized as a component of other comprehensive income and represent other market movements that are not credit related, for example, interest rate changes. We have no intent to sell, and it is more likely than not that we will not be required to sell, these securities until the fair value recovers to at least equal our cost basis or the securities mature.

December 31, 2023	Less than 12 months			12 months or longer			Total	
Type of Investment	Number of Issues	Fair Value	Gross Unrealized Depreciation	Number of Issues	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
AVAILABLE-FOR-SALE								
Fixed maturities:								
Bonds								
U.S. Treasury	2	$ 4,138	$ 46	6	$ 12,717	$ 629	$ 16,855	$ 675
U.S. government agency	3	10,986	14	23	71,375	8,288	82,361	8,302
States, municipalities and political subdivisions								
General obligations:								
Midwest	11	19,534	61	3	10,737	76	30,271	137
Northeast	3	5,371	8	1	3,469	35	8,840	43
South	12	21,753	91	9	16,610	309	38,363	400
West	17	38,204	140	7	20,064	331	58,268	471
Special revenue:								
Midwest	17	29,535	113	11	23,375	245	52,910	358
Northeast	6	15,131	67	8	24,271	493	39,402	560
South	21	45,639	232	32	66,925	1,923	112,564	2,155
West	20	32,789	248	16	38,495	588	71,284	836
Foreign bonds	—	—	—	9	19,172	2,083	19,172	2,083
Public utilities	4	7,151	74	48	111,793	9,980	118,944	10,054
Corporate bonds								
Energy	—	—	—	15	34,331	2,127	34,331	2,127
Industrials	1	1,210	19	21	47,462	4,920	48,672	4,939
Consumer goods and services	4	14,724	98	28	68,837	7,567	83,561	7,665
Health care	1	3,000	2	11	26,544	4,497	29,544	4,499
Technology, media and telecommunications	1	3,969	35	27	62,988	5,630	66,957	5,665
Financial services	5	14,327	223	44	112,517	7,158	126,844	7,381
Mortgage-backed securities	3	2,783	33	48	15,758	2,295	18,541	2,328
Collateralized mortgage obligations								
Government National Mortgage Association	2	7,055	27	40	72,565	12,715	79,620	12,742
Federal Home Loan Mortgage Corporation	2	2,589	22	31	66,361	13,155	68,950	13,177
Federal National Mortgage Association	2	5,454	55	20	31,460	4,609	36,914	4,664
Asset-backed securities	—	—	—	1	2,962	87	2,962	87
Total Available-for-Sale Fixed Maturities	137	$ 285,342	$ 1,608	459	$960,788	$ 89,740	$1,246,130	$ 91,348

The unrealized losses on our investments in available-for-sale fixed maturities were the result of interest rate movements. We have no intent to sell, and it is more likely than not that we will not be required to sell, these securities until the fair value recovers to at least equal our cost basis or the securities mature.

December 31, 2022	Less than 12 months			12 months or longer			Total		
Type of Investment	Number of Issues	Fair Value	Gross Unrealized Depreciation	Number of Issues	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
AVAILABLE-FOR-SALE								
Fixed maturities								
Bonds								
U.S. Treasury	4	$ 6,656	$ 212	4	$ 8,019	$ 797	$ 14,675	$ 1,009
U.S. government agency	24	70,158	5,606	3	11,242	4,115	81,400	9,721
States, municipalities and political subdivisions								
South	58	126,388	3,124	1	866	405	127,254	3,529
Foreign bonds	9	21,377	1,861	5	10,272	2,619	31,649	4,480
Public utilities	45	101,867	8,737	9	19,979	4,669	121,846	13,406
Corporate bonds								
Energy	15	28,612	1,930	1	4,597	1,368	33,209	3,298
Industrials	21	43,639	3,542	4	7,049	2,012	50,688	5,554
Consumer goods and services	28	69,320	4,440	7	20,620	6,157	89,940	10,597
Health care	5	9,829	487	6	15,928	4,933	25,757	5,420
Technology, media and telecommunications	23	49,970	3,279	5	9,970	3,974	59,940	7,253
Financial services	40	101,411	6,997	5	11,236	2,208	112,647	9,205
Mortgage-backed securities	38	7,909	1,056	12	9,791	1,693	17,700	2,749
Collateralized mortgage obligations								
Government National Mortgage Association	29	48,898	4,500	12	35,650	8,791	84,548	13,291
Federal Home Loan Mortgage Corporation	21	35,456	5,629	19	43,383	7,900	78,839	13,529
Federal National Mortgage Association	14	24,146	1,281	7	16,674	3,611	40,820	4,892
Total Available-for-Sale Fixed Maturities	534	$1,085,847	$ 58,671	100	$225,276	$ 55,252	$1,311,123	$ 113,923

NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Current accounting guidance on fair value measurements includes the application of a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Our financial instruments that are recorded at fair value are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (i.e., Level 1) and the lowest priority to unobservable inputs (i.e., Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.

Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:

- *Level 1*: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments that we have the ability to access.

- *Level 2*: Valuations are based on quoted prices for similar financial instruments, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.

- *Level 3*: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

We review our fair value hierarchy categorizations on a quarterly basis at which time the classification of certain financial instruments may change if the input observations have changed. Transfers between levels, if any, are recorded as of the beginning of the reporting period.

To determine the fair value of the majority of our investments, we utilize prices obtained from independent, nationally recognized pricing services. We obtain one price for each security. When the pricing services cannot provide a determination of fair value for a specific security, we obtain non-binding price quotes from broker-dealers with whom we have had several years of experience and who have demonstrated knowledge of the subject security. We request and utilize one broker quote per security.

In order to determine the proper classification in the fair value hierarchy for each security where the price is obtained from an independent pricing service, we obtain and evaluate the vendors' pricing procedures and inputs used to price the security, which include unadjusted quoted market prices for identical securities, such as a New York Stock Exchange closing price, and quoted prices for identical securities in markets that are not active. For fixed maturity securities, an evaluation of interest rates and yield curves observable at commonly quoted intervals, volatility, prepayment speeds, credit risks and default rates may also be performed. We have determined that these processes and inputs result in fair values and classifications consistent with the applicable accounting guidance on fair value measurements.

When possible, we use quoted market prices to determine the fair value of fixed maturities, equity securities, trading securities and short-term investments. When quoted market prices do not exist, we base estimates of fair value on market information obtained from independent pricing services and brokers or on valuation techniques that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument. Our valuation techniques are discussed in more detail throughout this section.

The mortgage loan portfolio consists entirely of commercial mortgage loans. The fair value of our mortgage loans is determined by modeling performed by our third party fund manager based on the stated principal and coupon payments provided for in the loan agreements. These cash flows are then discounted using an appropriate risk-adjusted discount rate to determine the security's fair value.

Our other long-term investments consist primarily of our interests in limited liability partnerships that are recorded on the equity method of accounting. The fair value of the partnerships is obtained from the fund managers, which is based on the fair value of the underlying investments held in the partnerships. In management's opinion, these values represent a reasonable estimate of fair value. We have not adjusted the net asset value provided by the fund managers.

For cash and cash equivalents and accrued investment income, carrying value is a reasonable estimate of fair value due to the short-term nature of these financial instruments.

The Company formed a rabbi trust in 2014 to fund obligations under the United Fire & Casualty Company Non-qualified Deferred Compensation Plan and United Fire Group Supplemental Executive Retirement and Deferral Plan (collectively the "Executive Retirement Plans"). Within the rabbi trust, corporate-owned life insurance ("COLI") policies are utilized as an investment vehicle and source of funding for the Company's Executive Retirement Plans. The COLI policies invest in mutual funds, which are priced daily by independent sources. As of December 31, 2023, the cash surrender value of the COLI policies was $11,913, which is equal to the fair value measured using Level 2 inputs, based on the underlying assets of the COLI policies, and is included in other assets in the Consolidated Balance Sheets.

A summary of the carrying value and estimated fair value of our financial instruments at December 31, 2023 and 2022 is as follows:

| | December 31, 2023 | | December 31, 2022 | |
	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets				
Investments				
Fixed maturities:				
Available-for-sale securities	$ 1,686,503	$ 1,686,502	$ 1,551,339	$ 1,551,336
Equity securities	55,019	55,019	169,106	169,106
Mortgage loans	42,632	45,366	35,302	37,898
Other long-term investments	99,507	99,507	86,276	86,276
Short-term investments	100	100	275	275
Cash and cash equivalents	102,046	102,046	96,650	96,650
Corporate-owned life insurance	11,913	11,913	10,588	10,588
Liabilities				
Long term debt	38,413	50,000	36,168	50,000

The following tables present the categorization for our financial instruments measured at fair value on a recurring basis and financial instruments not recorded at fair value on a recurring basis. The tables include financial instruments at December 31, 2023 and 2022:

Description	December 31, 2023		Level 1		Level 2		Level 3
				Fair Value Measurements			
AVAILABLE-FOR-SALE							
Fixed maturities:							
Bonds							
U.S. Treasury	$	50,861	$	—	$	50,861	$	—
U.S. government agency		94,493		—		94,493		—
States, municipalities and political subdivisions							
General obligations							
Midwest		52,707		—		52,707		—
Northeast		11,380		—		11,380		—
South		54,207		—		54,207		—
West		77,426		—		77,426		—
Special revenue							
Midwest		100,981		—		100,981		—
Northeast		52,227		—		52,227		—
South		164,266		—		164,266		—
West		101,565		—		101,565		—
Foreign bonds		19,172		—		19,172		—
Public utilities		140,467		—		140,467		—
Corporate bonds							
Energy		43,473		—		43,473		—
Industrials		70,548		—		70,548		—
Consumer goods and services		95,921		—		95,921		—
Health care		33,472		—		33,472		—
Technology, media and telecommunications		81,788		—		81,788		—
Financial services		145,691		—		140,799		4,892
Mortgage-backed securities		21,483		—		21,483		—
Collateralized mortgage obligations							
Government national mortgage association		153,206		—		153,206		—
Federal home loan mortgage corporation		71,685		—		66,862		4,823
Federal national mortgage association		45,653		—		45,653		—
Asset-backed securities		3,831		—		2,962		869
Total Available-for-Sale Fixed Maturities	$	1,686,503	$	—	$	1,675,919	$	10,584
EQUITY SECURITIES							
Public utilities		3,993		3,993		—		—
Energy		9,477		9,477		—		—
Industrials		14,164		14,164		—		—
Consumer goods and services		11,385		11,385		—		—
Health care		2,060		2,060		—		—
Technology, media and telecommunications		6,405		6,405		—		—

Financial services		**7,535**		**7,535**	**—**		**—**
Total Equity Securities	**$**	**55,019**	**$**	**55,019**	**$**	**—**	**$**	**—**
Short-Term Investments	**$**	**100**	**$**	**100**	**$**	**—**	**$**	**—**
Money Market Accounts	**$**	**20,333**	**$**	**20,333**	**$**	**—**	**$**	**—**
COLI	**$**	**11,913**	**$**	**—**	**$**	**11,913**	**$**	**—**
Total Assets Measured at Fair Value	**$**	**1,773,868**	**$**	**75,452**	**$**	**1,687,832**	**$**	**10,584**

The fair value of financial financial instruments that are not carried at fair value on a recurring basis in the financial statements at December 31, 2023 are summarized below:

Description		Fair Value Total		Level 1		Level 2		Level 3		Net Asset Value
Financial assets:										
Cash and cash equivalents	$	81,713	$	81,713	$	—	$	—	$	—
Other Long Term Investments	$	99,507	$	—	$	1,249	$	—	$	98,258
Mortgage Loans	$	42,632	$	—	$	—	$	42,632	$	—
Total Financial assets not accounted for at fair value	**$**	**223,852**	**$**	**81,713**	**$**	**1,249**	**$**	**42,632**	**$**	**98,258**
Long Term Debt	$	38,413	$	—	$	38,413	$	—	$	—
Total Financial liabilities not accounted for at fair value	**$**	**38,413**	**$**	**—**	**$**	**38,413**	**$**	**—**	**$**	**—**

			Fair Value Measurements	
Description	December 31, 2022	Level 1	Level 2	Level 3
AVAILABLE-FOR-SALE				
Fixed maturities:				
Bonds				
U.S. Treasury	$ 14,675	$ —	$ 14,675	$ —
U.S. government agency	84,406	—	84,406	—
States, municipalities and political subdivisions				
General obligations				
Midwest	61,113	—	61,113	—
Northeast	15,463	—	15,463	—
South	63,981	—	63,981	—
West	86,545	—	86,545	—
Special revenue				
Midwest	102,266	—	102,266	—
Northeast	54,220	—	54,220	—
South	180,857	—	180,857	—
West	112,212	—	112,212	—
Foreign bonds	31,649	—	31,649	—
Public utilities	125,411	—	125,411	—
Corporate bonds				
Energy	33,209	—	33,209	—
Industrials	52,842	—	52,842	—
Consumer goods and services	89,941	—	89,941	—
Health care	27,592	—	27,592	—
Technology, media and telecommunications	59,940	—	59,940	—
Financial services	124,292	—	118,617	5,675
Mortgage-backed securities	17,700	—	17,700	—
Collateralized mortgage obligations				
Government national mortgage association	84,548	—	84,548	—
Federal home loan mortgage corporation	78,838	—	78,838	—
Federal national mortgage association	45,386	—	45,386	—
Asset-backed securities	4,253	—	3,452	801
Total Available-for-Sale Fixed Maturities	$ 1,551,339	$ —	$ 1,544,863	$ 6,476
Equity securities				
Public utilities	$ 14,846	$ 14,846	$ —	$ —
Energy	19,743	19,743	—	—
Industrials	27,163	27,163	—	—
Consumer goods and services	43,139	43,139	—	—
Health care	7,981	7,981	—	—
Financial Services	28,213	28,213	—	—
Technology, media and telecommunications	28,021	28,021	—	—
Total Equity Securities	$ 169,106	$ 169,106	$ —	$ —
Short-Term Investments	$ 275	$ 275	$ —	$ —

Money Market Accounts	$	31,289 $	31,289 $	— $	—
Corporate-Owned Life Insurance	$	10,588 $	— $	10,588 $	—
Total Assets Measured at Fair Value	$	1,762,597 $	200,670 $	1,555,451 $	6,476

The fair value of financial financial instruments that are not carried at fair value on a recurring basis in the financial statements at December 31, 2022 are summarized below:

Description		Fair Value Total	Level 1	Level 2	Level 3	Net Asset Value
Financial assets:						
Cash and cash equivalents	$	65,361 $	65,361 $	— $	— $	—
Other Long Term Investments	$	86,276 $	— $	— $	— $	86,276
Mortgage Loans	$	35,302 $	— $	— $	35,302 $	—
Total Financial assets not accounted for at fair value	$	**186,939 $**	**65,361 $**	**— $**	**35,302 $**	**86,276**
Long Term Debt	$	36,168 $	— $	36,168 $	— $	—
Total Financial liabilities not accounted for at fair value	$	**36,168 $**	**— $**	**36,168 $**	**— $**	**—**

The fair value of securities that are categorized as Level 1 is based on quoted market prices that are readily and regularly available.

We use a market-based approach for valuing all of our Level 2 securities and submit them primarily to a third-party valuation service provider. Any of these securities not valued by this service provider are submitted to another third-party valuation service provider. Both service providers use a market approach to find pricing of similar financial instruments. The market inputs our service providers normally seek to value our securities include the following, listed in approximate order of priority: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. The method and inputs for these securities classified as Level 2 are the same regardless of industry category, credit quality, duration, geographical concentration or economic characteristics. For our mortgage-backed securities, collateralized mortgage obligations and asset-backed securities, our service providers use additional market inputs to value these securities, including the following: new issue data, periodic payment information, monthly payment information, collateral performance and real estate analysis from third parties. Our service providers prioritize inputs based on market conditions, and not all inputs listed are available for use in the valuation process for each security on any given day.

At least annually, we review the methodologies and assumptions used by our valuation service providers and verify that they are reasonable and representative of the fair value of the underlying securities held in the investment portfolio. We validate the prices obtained from independent pricing services and brokers prior to their use for reporting purposes by evaluating their reasonableness on a monthly basis. In addition, on a quarterly basis, we also test all securities in the portfolio and independently corroborate the valuations obtained from our third-party valuation service providers. Quarterly, we also perform deep dive analysis of the pricing method used by our third-party valuation service provider by selecting a random sample of securities by asset class and reviewing methodologies. In our opinion, the pricing obtained at December 31, 2023 and 2022 was reasonable.

Securities categorized as Level 3 include holdings in certain private placement fixed maturity and equity securities for which an active market does not currently exist. The fair value of our Level 3 private placement securities is determined by management relying on pricing received from our independent pricing services and brokers consistent with the process to estimate fair value for Level 2 securities. However, securities are categorized as Level 3 if these quotes cannot be corroborated by other market observable data due to the unobservable nature of the brokers' valuation processes. Level 3 fair value measurements are inherently uncertain in nature due to management's reliance on significant unobservable inputs which reasonably could have been different at the reporting date. The following table provides a quantitative information about our Level 3 securities at December 31, 2023.

	Fair Value at December 31, 2023	Valuation Technique(s)	Unobservable inputs	Range of weighted average significant unobservable inputs
Quantitative Information about Level 3 Fair Value Measurements				
Fixed Maturities corporate	$ 4,892	Third Party Valuation	Offered Quotes	$90 - $100
Fixed Maturities asset-backed securities	869	Discounted cash flow	Probability of default	4% - 6%
Fixed Maturities Federal Home Loan Mortgage Corporation	4,823	Third Party Valuation	Offered Quotes	$45 - $55

During the twelve month period ended December 31, 2023 and 2022, there were two securities transferred in or out of Level 3.

The following table provides a summary of the changes in fair value of our Level 3 securities for 2023:

	Corporate bonds	Asset-backed securities	Equities	Total
Beginning Balance - January 1, 2023	$ 5,675	$ 801	$ —	$ 6,476
Realized gains (loss) [1]	—	—	—	—
Unrealized gains (losses) [1]	(783)	68	—	(715)
Purchases	—	—	—	—
Disposals	—	—	—	—
Amortization	—	—	—	—
Transfers in	—	4,823	—	4,823
Transfers out	—	—	—	—
Ending Balance - December 31, 2023	$ 4,892	$ 5,692	$ —	$ 10,584

(1) Unrealized gains (losses) are recorded as a component of comprehensive income.

The following table provides a summary of the changes in fair value of our Level 3 securities for 2022:

	Corporate bonds	Asset-backed securities	Equities	Total
Beginning Balance - 01/01/2022	$ 150	$ 925	$ 595	$ 1,670
Realized gains (losses) [1]	—	—	(595)	(595)
Unrealized gains (losses) [1]	—	(124)	—	(124)
Purchases	—	—	—	—
Disposals	(150)	—	—	(150)
Transfers in	5,675	—	—	5,675
Transfers out	—	—	—	—
Ending Balance - 12/31/2022	$ 5,675	$ 801	$ —	$ 6,476

(1) Unrealized gains (losses) are recorded as a component of comprehensive income.

The fixed maturities reported as disposals relate to the receipt of principal on calls or sinking fund bonds, in accordance with the indentures.

Commercial Mortgage Loans

The following tables present the carrying value of our commercial mortgage loans and additional information at December 31, 2023 and 2022:

Commercial Mortgage Loans		
Loan-to-value	December 31, 2023	December 31, 2022
Less than 65%	$ 36,762	29,231
65%-75%	8,659	8,716
Total amortized cost	$ 45,421	$ 37,947
Valuation allowance	(55)	(49)
Total mortgage loans	$ 45,366	$ 37,898

Mortgage Loans by Region				
	December 31, 2023		December 31, 2022	
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
East North Central	$ 3,245	7.1 %	$ 3,245	8.6 %
Southern Atlantic	17,217	37.9	9,397	24.7
East South Central	7,526	16.6	7,783	20.5
New England	6,588	14.5	6,588	17.4
Middle Atlantic	5,979	13.2	6,139	16.2
Mountain	1,992	4.4	1,992	5.2
West North Central	2,874	6.3	2,803	7.4
Total mortgage loans at amortized cost	$ 45,421	100.0 %	$ 37,947	100.0 %

Mortgage Loans by Property Type				
	December 31, 2023		December 31, 2022	
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Commercial				
Multifamily	$ 8,507	18.7 %	$ 8,493	22.4 %
Office	10,950	24.1	11,267	29.7
Industrial	9,985	22.0	10,056	26.5
Retail	10,000	22.0	1,992	5.2
Mixed use/Other	5,979	13.2	6,139	16.2
Total mortgage loans at amortized cost	$ 45,421	100.0 %	$ 37,947	100.0 %

Amortized Cost Basis by Year of Origination and Credit Quality Indicator							
	2023	**2022**	**2020**	**2019**	**2018**		Total
Commercial mortgage loans:							
Risk Rating:							
1-2 internal grade	$ 8,135	$ 100	$ 5,263	$ 7,866	$ 17,469	$	38,833
3-4 internal grade	—	—	—	—	6,588		6,588
5 internal grade	—	—	—	—	—		—
6 internal grade	—	—	—	—	—		—
7 internal grade	—	—	—	—	—		—
Total commercial mortgage loans	$ 8,135	$ 100	$ 5,263	$ 7,866	$ 24,057	$	45,421
Current-period write-offs	—	—	—	—	—		—
Current-period recoveries	—	—	—	—	—		—
Current-period net write-offs	$ —	$ —	$ —	$ —	$ —	$	—

Commercial mortgage loans carrying value excludes accrued interest of $174. As of December 31, 2023, all loan receivables were current, with no delinquencies. The commercial mortgage loans originate with an initial loan-to-value ratio to provide sufficient collateral to absorb losses should a loan be required to foreclose. Mortgage loans are evaluated on a quarterly basis for impairment on an individual basis through a monitoring process and review of key credit indicators, such as economic trends, delinquency rates, property valuations, occupancy and rental rates and loan-to-value ratios. A loan is considered impaired when the Company believes it will not collect the contractual principal and interest set forth in the contractual terms of the loan. An internal grade is assigned to each mortgage loan, with a grade of 1 being the highest and least likely for an impairment and the lowest rating of 7 being the most likely for an impairment. An allowance for mortgage loan losses is established on each loan recognizing a loss for amounts which we believe will not be collected according to the contractual terms of the respective loan agreement. As of December 31, 2023, the Company had an allowance for mortgage loan losses of $55, summarized in the following rollforward:

Rollforward of allowance for mortgage loan losses:	
	As of December 31, 2023
Beginning balance, January 1, 2023	$ 49
Current-period provision for expected credit losses	6
Ending balance of the allowance for mortgage loan losses, December 31, 2023	$ 55

NOTE 4. REINSURANCE

Ceded and Assumed Reinsurance

Reinsurance is a contract by which one insurer, called the reinsurer, agrees to cover, under certain defined circumstances, a portion of the losses incurred by a primary insurer if a claim is made under a policy issued by the primary insurer. Our property and casualty insurance companies follow the industry practice of reinsuring a portion of their exposure by ceding to reinsurers a portion of the premium received and a portion of the risk under the policies written. We purchase reinsurance to reduce the net liability on individual risks to predetermined limits and to protect us against catastrophic losses, such as a hurricane or tornado. We do not engage in any reinsurance transactions classified as finite risk reinsurance. As we are able to obtain information required to estimate ultimate premiums and periods of recognition, we account for assumed foreign reinsurance utilizing the Periodic Method, which provides for current recognition of profits and losses.

We account for premiums, written and earned, and losses and loss settlement expenses incurred net of reinsurance ceded. The ceding of insurance does not legally discharge us from primary liability under our policies, and we must pay the loss if the reinsurer fails to meet its obligation. We periodically monitor the financial condition of our reinsurers to confirm that they are financially stable. We believe that all of our reinsurers are in an acceptable financial condition and there were no reinsurance balances at December 31, 2023 for which collection is at risk that would result in a material impact on our Consolidated Financial Statements. The amount of reinsurance recoverable on paid losses totaled $31,725 and $24,160 at December 31, 2023 and 2022, respectively.

We also assume both property and casualty insurance from other insurance or reinsurance companies.

Premiums and losses and loss settlement expenses related to our ceded and assumed business are as follows:

Years Ended December 31		2023		2022		2021
Ceded Business						
Ceded premiums written	$	**153,792**	$	99,732	$	100,541
Ceded premiums earned		**144,958**		101,740		92,650
Loss and loss settlement expenses ceded		**96,603**		89,102		51,878
Assumed Business						
Assumed premiums written	$	**232,716**	$	190,215	$	130,375
Assumed premiums earned		**225,587**		163,980		77,283
Loss and loss settlement expenses assumed		**133,423**		104,096		45,543

In 2023 we continued to grow our assumed programs by renewing the programs added in 2022 and continuing to diversify our risks. We reduced exposure in property catastrophe retrocessional treaty and managing general agent treaty, while significantly growing our standard property and casualty treaty and Funds at Lloyd's businesses. This increased our assumed written premiums by 22.3 percent and earned premiums by 37.6 percent over the prior year.

In 2022, we continued to grow our assumed programs by renewing the programs added in 2021 and continuing to diversify our risks in retrocessional treaty, managing general agent, reinsurance intermediary, and financial lines. This increased our assumed written premiums by 45.9 percent and earned premiums by 112.2 percent over the prior year. Losses and loss settlement expenses ceded increased in 2022 due to two lines of business, other liability and fire and allied lines. Other liability is seeing more recoveries due to inflationary pressures and fire and allied lines has seen an increase in severity, with both of these issues driving increasing ceded recovery.

In 2021, we renewed our participation in all of our 2020 assumed programs. We also grew our assumed book significantly by signing on to new programs in various channels; including retrocessional treaty, managing general agent, reinsurance intermediary, and financial lines.

Refer to Note 5 "Reserves for Losses and Loss Settlement Expenses" for an analysis of changes in our overall property and casualty insurance reserves.

Ceded Reinsurance Programs and Retentions

We elect to cede parts of our business into various treaties, which allows us to increase our underwriting capacity, manage our risk profile, and protect us from a single large event, series of events, or a catastrophic event. The majority of our treaties are excess of loss, meaning we retain a portion of the loss prior to ceding to reinsurers. We place some treaties on a proportional basis, meaning we cede a portion of losses beginning with the first dollar of loss. Through each of our treaties, we cede a portion of each risk in exchange for a portion of the premium on those policies. Our treaties cover us from individual risk losses as well as a loss to more than one risk.

We generally work with reinsurance brokers to facilitate our reinsurance treaty procurement.

We have several programs that provide reinsurance coverage. The following tables provide a summary of our primary reinsurance programs. Retention amounts reflect the accumulated retentions and co-participation of all layers within a program. Reinsurance coverage limits the risk of loss that we retain by reinsuring direct risks in excess of our retention limits. New reinsurance programs beginning in 2023 include our marine liability quota share and our specialty variable quota share. For 2022 we decided not to renew the all lines aggregate excess loss program. In its place we added the pillared occurrence program. Another new program for 2022 was the addition of the earthquake quota share program. For 2021, there was an all lines annual aggregate excess of loss program with variable retention of 7.02 percent of gross net earned premium with a minimum retention of $58.5 million and a maximum of $71.5 million. Our all lines aggregate recovery is also limited to $30.0 million and 65.0 percent of the program was placed.

Type of Reinsurance	2023 Reinsurance Programs					
	Stated Retention		Exhaustion Point	Placement and Limit		
Casualty excess of loss	$	3,000	$ 60,000	100 %	of $	57,000
Property excess of loss		3,000	25,000	100 %	of $	22,000
Surety excess of loss		2,000	50,000	100 %	of $	48,000
Marine liability quota share		N/A	5,000	70 %	of $	5,000
Specialty casualty variable quota share		N/A	5,000	70 %	of $	5,000
Property catastrophe, excess		20,000	110,000	100 %	of $	107,150
Boiler and machinery		N/A	100,000	100 %	of $	100,000
Pillared Occurrence Program		6,000	16,000	90 %	of $	10,000
Earthquake Quota Share Program		N/A	170,000	100 %	of $	56,525

Type of Reinsurance	2022 Reinsurance Programs					
	Stated Retention		Limits	Coverage		
Casualty excess of loss	$	3,000	$ 60,000	100 %	of $	57,000
Property excess of loss		3,000	25,000	100 %	of $	22,000
Surety excess of loss		1,500	45,000	100 %	of $	43,500
Property catastrophe, excess		15,000	180,000	100 %	of $	165,000
Boiler and machinery		N/A	50,000	100 %	of $	50,000
Pillared Occurrence Program		5,000	15,000	100 %	of $	10,000
Earthquake Quota Share Program		N/A	180,000	100 %	of $	180,000

Type of Reinsurance	2021 Reinsurance Programs						
	Stated Retention		Limits		Coverage		
Casualty excess of loss	$	2,500	$	60,000	100 %	of $	57,500
Property excess of loss		2,500		25,000	100 %	of $	22,500
Surety excess of loss		1,500		45,000	100 %	of $	43,500
Property catastrophe, excess		20,000		250,000	100 %	of $	230,000
Boiler and machinery		N/A		50,000	100 %	of $	50,000

If we incur property catastrophe losses and loss settlement expenses that exceed the retention, our property catastrophe program provides one guaranteed reinstatement. In such an instance, we are required to pay the reinsurers a reinstatement premium equal to the full amount of the original premium, which will reinstate the full amount of reinsurance available under the property catastrophe program.

NOTE 5. RESERVES FOR LOSSES AND LOSS SETTLEMENT EXPENSES

Property insurance indemnifies an insured with an interest in physical property for loss of, or damage to, such property or the loss of its income-producing abilities. Casualty insurance is primarily concerned with losses caused by injuries to persons and legal liability imposed on the insured for such injury or for damage to property of others. In most cases, casualty insurance also obligates the insurance company to provide a defense for the insured in litigation, arising out of events covered by the policy.

Liabilities for losses and loss settlement expenses reflect management's best estimates at a given point in time of what we expect to pay for claims that have been reported and those that have been incurred but not reported ("IBNR"), based on known facts, circumstances, and historical trends. Because property and casualty insurance reserves are estimates of the unpaid portions of incurred losses that have been reported to us, as well as losses that have been incurred but not reported, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses and related loss settlement expenses may vary materially from recorded amounts. We regularly update our reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reported as a component of losses and loss settlement expenses incurred in the period such changes are determined.

The determination of reserves (particularly those relating to liability lines of insurance that have relatively longer lag in claim reporting) requires significant work to reasonably project expected future claim reporting and payment patterns. If, during the course of our regular monitoring of reserves, we determine that coverages previously written are incurring higher than expected losses, we will evaluate an appropriate response that may include, among other things, increasing the related reserves. Any adjustments we make to reserves are reflected in operating results in the year in which we make those adjustments. We engage an independent actuary, Regnier Consulting Group, Inc. ("Regnier"), to render an opinion as to the reasonableness of our statutory reserves annually. The actuarial opinion is filed in those states where we are licensed.

On a quarterly basis, our actuarial reserving department performs a detailed actuarial review of IBNR reserves. This review includes a comparison of results from the most recent analysis of reserves completed by both our internal and external actuaries. Senior management meets with our actuarial team to review, on a regular and quarterly basis, the adequacy of carried reserves based on results from this actuarial analysis. There are two fundamental types or sources of IBNR reserves. We record IBNR reserves for "normal" types of claims and also specific IBNR reserves related to unique circumstances or events. A major hurricane is an example of an event that might necessitate establishing specific IBNR reserves because an analysis of existing historical data would not provide an appropriate estimate.

Our IBNR methodologies and assumptions are reviewed periodically, but changes are infrequent. In response to an increase in severity of losses, we revised our commercial automobile assumptions, resulting in an increase to our carried loss IBNR. We also reviewed our methodology and assumptions in our product liability line, associated with our construction defects business and have revised our assumptions related to expected severity resulting in an increase to our IBNR reserves. Additionally, similar reviews were completed for standard umbrella and excess liability exposures which led to a change in assumptions related to severity, resulting in an increase in IBNR reserves for other liability. Besides the changes to our assumptions used for our commercial automobile, product liability and other liability lines, we continually review and revise items affecting our projections of required reserves for unpaid loss and LAE. Items reviewed and revised include development factors for paid and reported loss, paid development factors for allocated LAE, and ratios of paid unallocated LAE to paid loss.

We do not discount loss reserves based on the time value of money.

The following table provides an analysis of changes in our property and casualty losses and loss settlement expense reserves for 2023, 2022 and 2021 (net of reinsurance amounts):

Years Ended December 31,		2023		2022		2021
Gross liability for losses and loss settlement expenses at beginning of year	$	1,497,274	$	1,514,265	$	1,578,131
Ceded losses and loss settlement expenses		(146,875)		(112,900)		(131,843)
Net liability for losses and loss settlement expenses at beginning of year	$	1,350,399	$	1,401,365	$	1,446,288
Losses and loss settlement expenses incurred for claims occurring during						
Current year	$	701,664	$	624,411	$	701,064
Prior years		67,750		12,890		(48,909)
Total incurred	$	769,414	$	637,301	$	652,155
Losses and loss settlement expense payments for claims occurring during						
Current year	$	191,899	$	215,891	$	277,115
Prior years		480,800		472,377		419,963
Total paid	$	672,699	$	688,268	$	697,078
Net liability for losses and loss settlement expenses at end of year	$	1,447,115	$	1,350,399	$	1,401,365
Ceded losses and loss settlement expenses		191,640		146,875		112,900
Gross liability for losses and loss settlement expenses at end of year	$	1,638,755	$	1,497,274	$	1,514,265

There are a multitude of factors that can impact loss reserve development. Those factors include, but are not limited to: historical data, the potential impact of various loss reserve development factors and trends including historical loss experience, legislative enactments, judicial decisions, legal developments in imposition of damages, experience with alternative dispute resolution, results of our medical bill review process, the potential impact of salvage and subrogation and changes and trends in general economic conditions, including the effects of inflation. All of these factors influence our estimates of required reserves and for long tail lines these factors can change over the course of the settlement of the claim. However, there is no precise method for evaluating the specific monetary impact of any individual factor on the development of reserves.

Generally, we base reserves for each claim on the estimated ultimate exposure for that claim. We believe that it is appropriate and reasonable to establish a best estimate for reserves within a range of reasonable estimates, especially when we are reserving for claims for bodily injury, disabilities and similar claims, for which settlements and verdicts can vary widely. We believe our approach produces recorded reserves that are reasonably consistent as to their relative position within a range of reasonable reserves from year-to-year. However, conditions and trends that have affected the reserve development for a given year do change. Therefore, such development cannot be used to project future reserve redundancies or deficiencies.

We are not aware of any significant contingent liabilities related to environmental issues. Because of the type of property coverage we write, we have potential exposure to environmental pollution, mold and asbestos claims. Our underwriters are aware of these exposures and use riders or endorsements to limit exposure.

Reserve Development

The significant drivers of the adverse reserve development in 2023 were the commercial other liability and commercial automobile lines of business. The adverse development in commercial other liability was primarily in our excess and surplus lines excess casualty book along with some adverse development in standard umbrella and construction defect due to increasing severity pressures. The pressure on these longer tailed lines, especially in accident years 2016-2019, related to social and economic inflation continued in 2023. The commercial automobile line of business also experienced adverse development related to increasing severity largely in post-COVID-19 accident years. The remaining lines experienced small amounts of reserve development.

The significant drivers of the adverse reserve development in 2022 were commercial other liability and commercial fire and allied lines. This was offset partially by favorable development in commercial automobile, workers' compensation and fidelity and surety. Commercial other liability experienced adverse development as emerging claim experience and deeper data insights during 2022 pointed to an increase in loss exposure on these longer tailed businesses driven in part by social and economic inflation. Commercial fire and allied developed adversely driven by catastrophe losses and increased severity on non-catastrophe claims. The favorable development for commercial automobile was from both loss and LAE where reductions of reserves for unpaid liabilities were more than sufficient to offset actual paid loss and paid LAE reductions in reserves for IBNR claims also contributed favorable development in addition to LAE where reductions in reserves were more than sufficient to offset payments.

The following tables provide information about incurred and paid losses and loss settlement expense development as of December 31, 2023, net of reinsurance, as well as cumulative development, cumulative claim frequency and IBNR liabilities. Claim data for Mercer Insurance Group, Inc., which was acquired on March 28, 2011, is presented retrospectively.

The cumulative number of reported claims, for calendar years 2023, 2022 and 2021, are counted for all lines of business on a per claimant per coverage basis and a single event may result in multiple claims due to the involvement of multiple individual claimants and/or multiple independent coverages. Claim counts for calendar years 2016 and prior are counted on a per claim and per coverage basis. Claim counts include open claims, claims that have been paid and closed, and reported claims that have been closed without the need for any payment.

Line of business: Commercial other liability

Incurred losses and allocated loss settlement expenses, net of reinsurance

Accident Year	For the years ended December 31,										Total of incurred but not reported liabilities plus expected development on reported claims	Cumulative development	Cumulative number of reported claims
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	As of December 31, 2023		
						(Unaudited)							
2014	$ 118,928	$ 117,958	$ 106,486	$ 97,809	$ 102,487	$ 105,507	$ 107,417	$ 111,517	$ 111,558	$ 112,733	$ 2,806	$ (6,195)	6,838
2015		137,385	125,307	120,005	127,091	129,945	131,325	132,694	136,161	137,040	5,348	(345)	8,005
2016			139,144	130,041	136,275	142,397	140,784	148,324	153,490	159,284	8,576	20,140	9,627
2017				139,602	139,032	152,547	156,369	159,653	173,091	174,013	16,109	34,411	9,308
2018					163,059	172,894	176,496	187,841	197,696	207,501	21,311	44,442	9,184
2019						149,173	169,344	183,918	179,667	186,205	25,861	37,032	8,573
2020							171,013	158,022	162,471	179,080	37,085	8,067	6,392
2021								145,822	162,359	162,879	52,056	17,057	3,457
2022									161,826	175,579	64,525	13,753	2,878
2023										172,398	118,157		1,944
									Total	$1,666,711			

Line of business: Commercial other liability

Cumulative paid losses and allocated loss settlement expenses, net of reinsurance

For the years ended December 31,

(Unaudited)

Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 10,207	$ 29,679	$ 50,211	$ 70,363	$ 83,109	$ 93,060	$ 96,509	$ 102,042	$ 103,075	$ 105,035
2015		11,185	27,182	53,901	74,292	96,339	104,472	109,540	117,734	126,364
2016			13,782	38,184	63,526	88,885	102,757	115,107	126,561	136,400
2017				17,716	43,172	70,500	91,984	111,085	128,430	138,127
2018					16,200	44,772	79,168	105,515	130,943	158,851
2019						18,221	46,986	72,179	102,510	127,650
2020							17,011	43,596	60,114	98,592
2021								12,434	33,642	59,278
2022									10,468	42,168
2023										9,335
									Total	$ 1,001,801

All outstanding liabilities for unpaid losses and loss settlement expenses before 2014, net of reinsurance   13,905

Liabilities for unpaid losses and loss settlement expenses, net of reinsurance $ 678,815

Line of business: Commercial fire and allied

Incurred losses and allocated loss settlement expenses, net of reinsurance

Accident Year	For the years ended December 31,										Total of incurred but not reported liabilities plus expected development on reported claims	Cumulative development	Cumulative number of reported claims
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	As of December 31, 2023		
	(Unaudited)												
2014	$ 126,216	$ 131,198	$ 128,762	$ 128,185	$ 128,503	$ 126,811	$ 127,068	$ 128,180	$ 128,491	$ 129,178	$ 361	2,962	7,964
2015		103,177	108,293	110,633	108,235	105,218	104,646	105,043	104,978	105,385	400	2,208	7,598
2016			147,473	144,208	143,721	143,724	143,108	144,109	145,351	142,644	499	(4,829)	9,879
2017				155,139	160,240	160,945	161,693	161,232	161,456	161,611	573	6,472	13,519
2018					143,280	146,950	146,378	146,010	147,356	147,058	1,095	3,778	10,791
2019						164,030	155,482	158,475	157,667	155,850	2,191	(8,180)	11,208
2020							207,207	201,391	202,929	207,256	4,095	49	14,629
2021								156,794	169,669	157,905	(7,859)	1,111	5,342
2022									161,776	170,594	18,916	8,818	4,225
2023										164,526	59,002		3,223
									Total	$ 1,542,008			

Line of business: Commercial fire and allied

Cumulative paid losses and allocated loss settlement expenses, net of reinsurance

For the years ended December 31,

(Unaudited)

Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 84,456	$ 113,663	$ 116,750	$ 122,370	$ 123,697	$ 125,745	$ 126,307	$ 127,883	$ 128,033	$ 128,403
2015		67,217	90,454	95,515	101,367	104,115	103,975	104,127	104,339	104,638
2016			92,895	125,962	132,429	137,907	139,353	141,104	142,248	141,008
2017				99,484	137,058	145,900	152,219	157,512	159,286	159,456
2018					92,770	123,559	133,703	137,794	141,841	145,021
2019						100,980	136,084	142,342	150,196	151,739
2020							128,704	173,055	192,902	197,602
2021								97,451	140,406	154,242
2022									96,160	138,479
2023										75,304
Total									$	1,395,891

All outstanding liabilities for unpaid losses and loss settlement expenses before 2014, net of reinsurance   1,453

Liabilities for unpaid losses and loss settlement expenses, net of reinsurance $ 147,570

104

Line of business: Commercial automobile

Incurred losses and allocated loss settlement expenses, net of reinsurance

Accident Year	For the years ended December 31,										As of December 31, 2023		
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total of incurred but not reported liabilities plus expected development on reported claims	Cumulative development	Cumulative number of reported claims
	(Unaudited)												
2014	$ 107,723	$ 106,076	$ 113,720	$ 118,869	$ 120,385	$ 121,077	$ 120,599	$ 119,214	$ 121,311	$ 121,230	$ 154	$ 13,507	17,327
2015		125,506	129,816	132,206	138,987	137,395	137,335	136,826	137,240	137,934	552	12,428	20,090
2016			174,018	175,357	174,337	175,655	173,823	174,588	175,016	175,387	1,407	1,369	27,309
2017				227,919	224,553	235,110	233,159	233,007	233,535	234,229	2,823	6,310	32,902
2018					236,629	245,173	253,045	255,017	255,409	255,198	3,309	18,569	34,487
2019						279,229	291,139	289,929	282,155	282,680	8,017	3,451	34,757
2020							243,360	216,951	196,412	194,162	6,893	(49,198)	24,181
2021								179,880	172,599	173,708	10,210	(6,172)	12,332
2022									157,165	161,672	21,313	4,507	10,136
2023										153,502	48,545		8,586
									Total	$ 1,889,702			

105

Line of business: Commercial automobile

Cumulative paid losses and allocated loss settlement expenses, net of reinsurance

For the years ended December 31,

(Unaudited)

Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 45,704	$ 68,033	$ 87,590	$ 99,922	$ 109,682	$ 113,751	$ 116,843	$ 117,770	$ 118,985	$ 119,087
2015		50,782	78,225	99,201	118,395	129,317	134,100	135,462	137,075	137,085
2016			66,013	103,528	128,156	148,224	164,341	168,950	171,380	172,928
2017				81,311	126,644	166,170	197,893	212,947	223,076	228,749
2018					81,572	138,092	187,405	211,123	235,519	244,284
2019						91,919	153,244	205,614	246,800	264,151
2020							67,660	109,686	138,158	161,798
2021								64,381	99,116	128,283
2022									62,477	95,785
2023										56,175
								Total	$	1,608,325

All outstanding liabilities for unpaid losses and loss settlement expenses before 2014, net of reinsurance   345

Liabilities for unpaid losses and loss settlement expenses, net of reinsurance $ 281,722

Line of business: Workers' compensation

Accident Year	Incurred losses and allocated loss settlement expenses, net of reinsurance										As of December 31, 2023		
	For the years ended December 31,										Total of incurred but not reported liabilities plus expected development on reported claims	Cumulative development	Cumulative number of reported claims
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023			
	(Unaudited)												
2014	$ 64,051	$ 60,729	$ 58,284	$ 56,630	$ 54,636	$ 53,023	$ 52,889	$ 52,388	$ 51,861	$ 51,773	$ 391	(12,278)	4,821
2015		53,788	55,578	51,003	46,682	46,019	44,706	43,751	43,209	43,654	851	(10,134)	5,683
2016			70,419	66,575	61,648	55,168	53,964	52,870	53,090	53,617	1,131	(16,802)	7,982
2017				76,184	69,528	55,982	51,874	49,362	47,801	48,074	1,590	(28,110)	8,216
2018					71,972	67,883	59,192	56,109	53,812	54,783	1,102	(17,189)	8,059
2019						52,136	49,189	49,336	48,945	49,084	(1,087)	(3,052)	7,415
2020							45,365	46,612	43,724	46,624	735	1,259	4,581
2021								45,177	42,283	39,649	(1,731)	(5,528)	1,875
2022									29,597	26,721	1,623	(2,876)	1,307
2023										29,262	6,455		1,025
									Total	$ 443,240			

Line of business: Workers' compensation

Cumulative paid losses and allocated loss settlement expenses, net of reinsurance

For the years ended December 31,

(Unaudited)

Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 13,965	$ 30,289	$ 38,441	$ 42,964	$ 45,193	$ 45,825	$ 46,299	$ 46,664	$ 47,192	$ 47,548
2015		12,063	27,304	35,229	38,424	39,305	40,034	41,006	41,211	41,865
2016			14,413	32,345	40,680	45,743	47,082	48,277	50,127	51,023
2017				14,647	31,309	38,083	41,672	43,833	45,508	45,742
2018					16,949	35,369	43,189	47,173	48,807	49,964
2019						13,582	29,668	38,382	43,044	46,101
2020							17,603	29,605	35,542	39,479
2021								17,949	29,453	34,074
2022									9,434	17,851
2023										10,227
								Total	$	383,875

All outstanding liabilities for unpaid losses and loss settlement expenses before 2014, net of reinsurance   13,649

Liabilities for unpaid losses and loss settlement expenses, net of reinsurance $ 73,014

Line of business: Personal

Incurred losses and allocated loss settlement expenses, net of reinsurance

	For the years ended December 31,										As of December 31, 2023		
											Total of incurred but not reported liabilities plus expected development on reported claims	Cumulative development	Cumulative number of reported claims
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023			
					(Unaudited)								
2014	$ 53,910	$ 52,661	$ 52,944	$ 52,782	$ 52,615	$ 52,702	$ 52,810	$ 52,854	$ 52,910	$ 52,975	$ 9	(935)	10,969
2015		42,847	41,088	40,336	40,368	40,220	40,194	40,189	40,190	40,191	13	(2,656)	9,553
2016			48,072	45,840	45,379	45,961	45,113	45,297	45,199	45,179	22	(2,893)	11,905
2017				60,330	59,342	58,695	58,544	59,023	58,790	58,863	32	(1,467)	14,717
2018					51,639	51,721	52,715	52,062	51,457	51,115	113	(524)	13,688
2019						59,548	58,378	58,745	57,929	57,630	175	(1,918)	13,609
2020							81,206	73,761	73,204	72,531	588	(8,675)	17,095
2021								28,537	26,489	26,372	291	(2,165)	2,588
2022									1,493	2,287	(556)	794	64
2023										2,391	2,019		10
									Total	$ 409,534			

Line of business: Personal

Cumulative paid losses and allocated loss settlement expenses, net of reinsurance

For the years ended December 31,

(Unaudited)

Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 37,055	$ 47,912	$ 49,710	$ 51,837	$ 52,018	$ 52,543	$ 52,519	$ 52,526	$ 52,565	$ 52,615
2015		29,551	37,431	39,027	39,428	39,865	40,029	40,053	40,053	40,053
2016			32,999	40,910	42,660	44,046	44,618	44,737	44,828	44,827
2017				42,135	53,111	55,982	57,169	57,824	58,206	58,377
2018					37,410	47,433	49,464	50,185	50,661	50,852
2019						40,544	52,390	54,935	56,658	56,852
2020							54,181	68,124	70,543	71,416
2021								20,298	23,829	24,889
2022									551	2,128
2023										297
								Total	$	402,305

All outstanding liabilities for unpaid losses and loss settlement expenses before 2014, net of reinsurance   340

Liabilities for unpaid losses and loss settlement expenses, net of reinsurance $ 7,568

The reconciliation of the net incurred and loss development tables to the liability for unpaid losses and loss settlement expenses in the consolidated statement of financial position is as follows:

	December 31, 2023
Net outstanding liabilities for unpaid losses and allocated loss settlement expenses:	
Commercial other liability	$ 678,815
Commercial fire and allied	147,570
Commercial automobile	281,722
Commercial workers' compensation	73,014
Personal	7,568
All other lines	170,119
Net outstanding liabilities for unpaid losses and allocated loss settlement expenses	1,358,808
Net outstanding liabilities for unpaid unallocated loss settlement expenses	87,949
Fair value adjustment (purchase accounting adjustment for Mercer acquisition)	560
Liabilities for unpaid losses and loss settlement expenses, net of reinsurance	1,447,317
Reinsurance recoverable on unpaid losses and allocated loss settlement expenses:	
Commercial other liability	85,753
Commercial fire and allied	9,750
Commercial automobile	2,624
Commercial workers' compensation	38,231
Personal	294
All other lines	55,322
Reinsurance recoverable on unpaid losses and allocated loss settlement expenses	191,974
Reinsurance fair value amortization (purchase accounting adjustment for Mercer acquisition)	(536)
Total reinsurance recoverable on unpaid losses and loss settlement expenses	191,438
Total gross liability for unpaid losses and loss settlement expenses	$ 1,638,755

The following is supplementary information about average historical claims duration as of December 31, 2023.

	Average annual percentage payout of incurred claims by age, net of reinsurance									
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
					(Unaudited)					
Commercial other liability	8.2 %	14.9 %	15.5 %	15.9 %	12.1 %	9.2 %	4.9 %	5.7 %	3.6 %	1.7 %
Commercial fire and allied	61.0 %	23.1 %	5.8 %	4.0 %	1.9 %	1.2 %	0.4 %	0.2 %	0.2 %	0.3 %
Commercial automobile	35.9 %	20.6 %	16.4 %	12.2 %	7.9 %	3.4 %	1.8 %	0.9 %	0.5 %	0.1 %
Commercial workers' compensation	32.4 %	31.9 %	15.0 %	8.3 %	3.8 %	2.1 %	1.8 %	0.9 %	1.3 %	0.7 %
Personal	62.0 %	24.2 %	4.0 %	2.2 %	0.8 %	0.5 %	0.1 %	— %	— %	0.1 %

NOTE 6. STATUTORY REPORTING, CAPITAL REQUIREMENTS AND DIVIDENDS AND RETAINED EARNINGS RESTRICTIONS

Statutory capital and surplus in regards to policyholders at December 31, 2023, 2022 and 2021 and statutory net income (loss) for the years then ended are as follows:

	Statutory Capital and Surplus		Statutory Net Income (Loss)	
2023				
Property and casualty business	$	**635,474**	$	**(13,251)**
2022				
Property and casualty business	$	717,709	$	43,111
2021				
Property and casualty business	$	754,411	$	110,827

State insurance holding company laws and regulations generally require approval from the insurer's domicile state insurance commissioner for any material transaction or extraordinary dividend. For property and casualty insurers, a material transaction is defined as any sale, loan, exchange, transfer or guarantee with an affiliate where the aggregate value of the transaction exceeds 25 percent of the insurer's policyholders' surplus or three percent of its admitted assets (measured at December 31 of the preceding year), whichever is less.

The Company executed a $50,000 surplus note private placement transaction on December 15, 2020 among UF&C and Federated Mutual and Federated Life. See additional details in Note 13 "Debt."

State laws and regulations generally limit the amount of funds that an insurance company may distribute to a parent as a dividend without commissioner approval. As a holding company with no independent operations of its own, United Fire Group, Inc. relies on dividends received from its insurance company subsidiaries in order to pay dividends to its common shareholders. Dividends payable by our insurance subsidiaries are governed by the laws in the states in which they are domiciled. In all cases, these state laws permit the payment of dividends only from earned surplus arising from business operations. For example, under Iowa law, the maximum dividend or distribution that may be paid within a 12-month period without prior approval of the Iowa Insurance Commissioner is generally restricted to the greater of 10 percent of statutory surplus as of the preceding December 31, or net income of the preceding calendar year on a statutory basis, not greater than earned statutory surplus. Other states in which our insurance company subsidiaries are domiciled may impose similar restrictions on dividends and distributions. Based on these restrictions, at December 31, 2023, our insurance company subsidiary, United Fire & Casualty, is able to make a maximum of $58.6 million in dividend payments without prior regulatory approval. At December 31, 2023, we were in compliance with applicable state laws and regulations.

We paid dividends to our common shareholders of $16,164, $15,860 and $15,064 in 2023, 2022 and 2021, respectively. Payments of any future dividends and the amounts of such dividends, however, will depend upon factors such as net income, financial condition, capital requirements, and general business conditions. We will only pay dividends if declared by our Board of Directors, out of funds legally available, and subject to any other restrictions that may be applicable to us.

In 2023, 2022 and 2021, United Fire & Casualty Company received dividends from its wholly owned subsidiaries of $0, $0, and $0, respectively. In 2023, 2022 and 2021, United Fire & Casualty Company paid dividends to United Fire Group, Inc. totaling $13,200, $12,000 and $10,000, respectively. These intercompany dividend payments are eliminated for reporting in our Consolidated Financial Statements.

Our property and casualty subsidiaries are required to prepare and file statutory-basis financial statements in conformity with the National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director. The accounting principles used to prepare these statutory-basis financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile, as well as a variety of publications and manuals of the NAIC. Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. No material permitted accounting practices were used to prepare our statutory-basis financial statements during 2023, 2022 and 2021. Statutory accounting principles primarily differ from GAAP in that policy acquisition and certain sales inducement costs are charged to expense as incurred, goodwill is amortized, life insurance reserves are established based on different actuarial assumptions and the values reported for investments, pension obligations and deferred taxes are established on a different basis.

We are directed by the state insurance departments' solvency regulations to calculate a required minimum level of statutory capital and surplus based on insurance risk factors. The risk-based capital results are used by the NAIC and state insurance departments to identify companies that merit regulatory attention or the initiation of regulatory action. United Fire & Casualty Company and its property and casualty insurance subsidiaries and affiliates had statutory capital and surplus in regards to policyholders well in excess of their required levels at December 31, 2023.

NOTE 7. FEDERAL INCOME TAX

Federal income tax expense (benefit) is composed of the following:

Years Ended December 31,		2023		2022		2021
Current	$	(2,217)	$	1,627	$	11,081
Deferred		(7,803)		(4,581)		5,168
Total	$	(10,021)	$	(2,954)	$	16,249

A reconciliation of income tax expense (benefit) computed at the applicable federal tax rate of 21.0 percent in 2023, 2022 and 2021 to the amount recorded in the accompanying Consolidated Statements of Income and Comprehensive Income is as follows:

Years Ended December 31,		2023		2022		2021
Computed expected income tax expense (benefit)	$	(8,339)	$	2,536	$	20,337
Tax-exempt municipal bond interest income		(2,763)		(3,115)		(3,412)
Nontaxable dividend income		(269)		(378)		(361)
Compensation		596		582		770
Research & development credit		540		(1,591)		(1,545)
Other, net		215		(988)		460
Consolidated federal income tax expense (benefit)	$	(10,021)	$	(2,954)	$	16,249
Reconciliation of consolidated federal income tax expense (benefit) from:						
Consolidated federal income tax expense (benefit)	$	(10,021)	$	(2,954)	$	16,249

We measure certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is 21.0 percent. The significant components of our net deferred tax liability at December 31, 2023 and 2022 are as follows:

December 31,		**2023**		2022
Deferred tax liabilities				
Net unrealized appreciation on investment securities:				
Equity securities	$	**5,414**	$	19,701
Deferred policy acquisition costs		**26,572**		21,887
Investments in partnerships		**1,713**		1,303
Over funded pension benefit		**4,256**		232
Prepaid pension cost		**7,090**		5,653
Net bond discount accretion		**213**		238
Depreciation		**3,637**		3,996
Revaluation of investment basis (1)		**—**		119
Identifiable intangible assets (1)		**944**		1,093
Capitalized Software		**2,310**		3,607
Other		**2,432**		1,550
Gross deferred tax liability		**54,581**	$	59,379
Deferred tax assets				
Financial statement reserves in excess of income tax reserves	$	**20,414**	$	22,522
Unearned premium adjustment		**20,618**		18,513
Employee profit sharing		**1,623**		1,624
Other-than-temporary impairment of investments		**451**		1,109
Compensation expense related to stock options		**1,760**		1,822
Nonqualified deferred compensation		**2,493**		2,399
Net Unrealized Appreciation - all other securities		**17,753**		23,382
Revaluation of investment basis (1)		**23**		—
Other		**3,067**		3,539
Gross deferred tax asset	$	**68,202**	$	74,910
Valuation allowance		**—**		—
Deferred tax asset	$	**68,202**	$	74,910
Net deferred tax liability (asset)	$	**(13,621)**	$	(15,531)

(1) Related to our acquisition of Mercer Insurance Group, Inc.

Deferred tax assets are reduced by a valuation allowance when management believes it is more likely than not that some, or all, of the deferred taxes will not be realized. After considering all positive and negative evidence of taxable income in the carryback and carryforward periods and our tax planning strategy of holding debt securities with unrealized losses to recovery, we believe it is more likely than not that all the deferred assets will be realized. As a result, we have no valuation allowance at December 31, 2023 and 2022.

NOTE 8. EMPLOYEE BENEFITS

We offer various benefits to our employees including a non-contributory cash balance pension plan and an employee health and dental benefit plan.

In September 2023, we offered an Early Retirement Package ("ERP") as a voluntary program for a select group of eligible employees to consider retiring earlier than planned. Employees that accepted the offering received a one-time separation package. At the same time, we announced to employees that we would be changing our paid time off ("PTO") policy to a discretionary time off policy as of the end of 2023. As a result, the company will no longer maintain an accrued liability on the balance sheet for PTO. The expense of the severance benefits offered with the ERP largely offset the benefit of the liability released with the change in time off policy in the financial statements. A partial plan curtailment was triggered during the period due to the reduction in active lives resulting from the ERP reduction in force, providing the benefit shown in the table for the Net Periodic Benefit Cost below.

Pension and Post-Retirement Benefit Plans

We offer a non-contributory cash balance pension plan in which all of our employees are eligible to participate after they have completed one year of service, attained 21 years of age and have met the hourly service requirements. Retirement benefits under our cash balance pension plan are based on the number of years of service and level of compensation. Our policy to fund the pension plan on a current basis to not less than the minimum amounts required by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended, is designed to ensure that plan assets will be adequate to provide retirement benefits. We are not required to make a contribution to the pension plan in 2024.

In December 2020, the Company made the decision to amend the non-contributory defined benefit pension plan and put in place a non-contributory cash balance pension plan effective July 1, 2021. All benefits under the former non-contributory defined benefit pension plan stopped accruing on June 30, 2021.

We also offer health and dental benefit plans to all of our eligible employees that are self-funded. We previously offered a fully-funded (post-65) retiree health and dental plan (the "post-retirement benefit plan"). In January 2021, the Company changed the post-retirement benefit plan to a voluntary plan funded exclusively by participants, commencing at the start of 2023. The impact of this decision is reflected in the tables in this note, with a one-time adjustment presented in the line "Special event plan closure" and an additional adjustment in the line "Amortization of prior service credit." The amortization of prior service credits continued through the end of 2022 related to these plan changes. As of December 31, 2023, the post-retirement benefit obligation was $0.

Investment Policies and Strategies

Our investment policy and objective for the pension plan is to generate long-term capital growth and income by way of a diversified investment portfolio along with appropriate employer contributions, which is intended to allow us to provide for the pension plan's benefit obligation. We have an internal investment/retirement committee, which includes our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, Chief Operating Officer, and Chief Claims Officer, all of whom periodically receive information on the value of the pension plan assets and their performance. Quarterly, the committee meets to review and discuss the performance of the pension plan assets as well as the allocation of investments within the pension plan.

In September 2023, the investment/retirement committee made a shift in investment strategy to a liability driven investment ("LDI") approach to better match the timing of cash flows between payouts from the plan with cash flows from the asset portfolio, as well as hedge interest rate risk between assets and liabilities. Changing to this approach now, while the plan is overfunded, should also reduce the likelihood of having to make a contribution to the plan in the future.

The investments held by the pension plan at December 31, 2023 include the following asset categories:

- Fixed income securities, which may include bonds, and convertible securities;

- Equity securities, which may include various types of stock, such as large-cap, mid-cap, small-cap, and international stocks;

- Pooled separate accounts, which includes two separate funds, a real estate separate account and a liquid assets separate account;

- A group annuity contract that is administered by United Life, a former subsidiary of United Fire; and

- Cash and cash equivalents, which include money market funds.

As a result of the shift in investment strategy in the second half of 2023, we have reduced the number of external investment managers by which the assets are managed, with most of the portfolio now part of the hedge portfolio.

The following is a summary of the pension plan's actual and target asset allocations at December 31, 2023 and 2022 by asset category:

Pension Plan Assets	2023	% of Total	2022	% of Total	Target Allocation
Hedge portfolio:					**80 %**
Fixed maturity securities - corporate bonds	**166,063**	**62.9**	18,102	7.9	
Redeemable preferred stock	**—**	**—**	2,946	1.3	
Pooled separate accounts					
Liquid assets separate account fund	**4,475**	**1.7**	—	—	
Core plus bond separate account fund	**—**	**—**	16,768	7.3	
Cash and cash equivalents	**785**	**0.3**	5,356	2.3	
Return seeking portfolio:					**20 %**
Equity Securities	**53,981**	**20.5**	134,663	58.6	
Pooled separate account					
U.S. property separate account fund	**25,407**	**9.6**	28,468	12.4	
United Life annuity	**13,195**	**5.0**	12,567	5.5	
Arbitrage fund	**—**	**—**	10,831	4.7	
Total plan assets	**$ 263,906**	**100.0 %**	$ 229,701	100.0 %	**100.0 %**

The LDI investment strategy has shifted the allocation of pension plan assets from prior periods. The portfolio includes a hedge portfolio, targeting 80.0 percent of the pension plan asset balance, largely comprised of highly rated fixed income securities and designed to match the assets and liabilities and maintain a fully funded position while hedging interest rate, yield curve and credit spread risks. The remaining 20.0 percent target of the asset balance is return seeking with the objective to account for liability growth and to maintain a healthy surplus position. The largest fund in the return seeking is the external fund managed by Capital Investment Services. There will be additional portfolio shifts as assets liquidate to achieve these targets.

The availability of assets held in cash and cash equivalents enables the pension plan to mitigate market risk that is associated with other types of investments and allows the pension plan to maintain liquidity both for the purpose of making future benefit payments to participants and their beneficiaries and for future investment opportunities.

Valuation of Investments

Fixed Maturity and Equity Securities

Investments in equity securities are stated at fair value based upon quoted market prices reported on recognized securities exchanges on the last business day of the year. Purchases and sales of securities are recorded as of the trade date.

The fair value of fixed maturity securities categorized as Level 2 is determined by management based on fair value information reported in the custodial statements received from Plan's investment managers, which is derived from recent trading activity of the underlying security in the financial markets. These securities represent various taxable bonds held by the pension plan. These securities categorized as Level 2 are valued in the same manner as described in Note 3 "Fair Value of Financial Instruments" and have the same controls in place.

Pooled Separate Accounts

The pension plan invests in two pooled separate account funds, a U.S. property separate account fund and a liquid assets separate account fund. The fair value of the investments in the U.S. property separate account fund is provided by the administrator of the fund based on the net asset value of the fund. The net asset value is based on the fair value of the underlying properties included in the fund as this pooled separate account invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates and discount rates. In addition, each property is appraised annually by an independent appraiser. The net asset value is the basis for current transactions and the pooled separate account can be redeemed at net asset value as of the measurement date. The fair value measurement is classified within Level 2 of the fair value hierarchy given the inputs reflect observable market data but are not based on quoted prices in an active market. Investments in the liquid assets separate account fund are stated at fair value as provided by the administrator of the fund based on the fair value of the underlying assets owned by the fund. This pooled separate account invests mainly in short term securities such as commercial paper. The majority of the underlying securities have observable Level 1 or 2 pricing inputs, including quoted prices for similar assets in active or non-active markets. The fair value measurement is classified within Level 2 of the fair value hierarchy as the inputs reflect observable market data and quoted prices for similar assets, but in some instances, quoted prices are in markets that are not active. We have adjusted the net asset value provided by the custodian to Level 2 from Level 1 based on inputs and ASC 820 guidance.

United Life Annuity

The United Life group annuity contract, which is a deposit administration contract, is stated at contract value as determined by United Life. Under the group annuity contract, the plan's investment account is credited with compound interest on the average account balance for the year. The interest rate is equivalent to the ratio of net investment income to mean assets of United Life, net of investment expenses.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of insured cash and money market funds held with various financial institutions. Interest is earned on a daily basis. The fair value of these funds approximates their cost basis due to their short-term nature.

Fair Value Measurement

The following tables present the categorization of the pension plan's assets measured at fair value on a recurring basis at December 31, 2023 and 2022:

| Description | December 31, 2023 | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
Fixed maturity securities - corporate bonds	$ 166,063	$ —	$ 166,063	$ —
Equity securities	53,981	53,981	—	—
Pooled separate accounts				
Liquid assets separate account fund	4,475	—	4,475	—
U.S. property separate account fund	25,407	—	25,407	
Money market funds	772	772	—	—
Total assets measured at fair value	$ 250,698	$ 54,753	$ 195,945	$ —

Description	December 31, 2022		Fair Value Measurements					
			Level 1		Level 2		Level 3	
Fixed maturity securities - corporate bonds	$	18,102	$	—	$	18,102	$	—
Redeemable preferred stock		2,946		2,946		—		—
Equity securities		134,663		134,663		—		—
Pooled separate accounts								
Core plus bond separate account fund		16,768		—		16,768		—
U.S. property separate account fund		28,468		—		—		28,468
Arbitrage fund		10,831		—		10,831		—
Money market funds		5,348		5,348		—		—
Total assets measured at fair value	$	217,126	$	142,957	$	45,701	$	28,468

The fair value of investments categorized as Level 1 is based on quoted market prices that are readily and regularly available.

The fair value of fixed maturity securities categorized as Level 2 is determined by management based on fair value information reported in the custodial statements, which is derived from recent trading activity of the underlying security in the financial markets. These securities represent various taxable bonds held by the pension plan. These securities categorized as Level 2 are valued in the same manner as described in Part II, Item 8, Note 3 "Fair Value of Financial Instruments" and have the same controls in place.

The fair value of the arbitrage fund and bond and mortgage pooled separate account fund are categorized as Level 2 since there are no restrictions as to the pension plan's ability to redeem its investment at the net asset value of the fund as of the reporting date.

The following tables provide a summary of the changes in fair value of the pension plan's Level 3 securities:

	U.S. property separate account fund	
Balance at January 1, 2023	$	28,468
Unrealized gains		(3,061)
Balance at December 31, 2023	$	25,407

	U.S. property separate account fund	
Balance at January 1, 2022	$	27,328
Unrealized gains		1,140
Balance at December 31, 2022	$	28,468

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires us to make various estimates and assumptions that affect the reporting of net periodic benefit cost, plan assets and plan obligations for each plan at the date of the financial statements. Actual results could differ from these estimates. One significant estimate relates to the calculation of the benefit obligation for each plan. The discount rate assumption uses the Principal© Pension Discount Rate Curve ("Principal Curve") and reflects the expected future benefit discounted cash flows to determine the present value of the plan benefit obligations as of December 31. The Principal Curve uses pricing and yield information for high quality corporate bonds. We have reviewed the updated curve and materials provided by our external actuaries with regard to the assumptions used in the curve. We will continue to monitor this curve and intend to make changes as appropriate.

The Society of Actuaries ("SOA") is an actuarial organization that periodically reviews mortality data and publishes mortality tables and improvement scales. In October 2019, the SOA released the Pri-2012 mortality tables for private sector retirement plans in the United States. The mortality assumptions are based on the Pri-2012 white collar base rate mortality projected generationally using the Principal Mortality Improvement Scale ("Principal 2022 MI"). The Principal 2022 MI scale is based on latest mortality improvement release, the MIM-2021-v3 application tool issued by SOA in October 2022 with a few user-selected assumptions: 2028 as the ultimate year for age/cohort transition and long-term rate assumptions using sex-distinct and age based rated developed from the latest Social Security Trustee Reports. We have reviewed these updated tables and have updated the mortality assumptions based on this information and also based on research provided by our external actuaries. We will continue to monitor mortality assumptions and intend to make changes as appropriate to reflect additional research and our resulting best estimate of future mortality rates.

Assumptions Used to Determine Benefit Obligations

The following actuarial assumptions were used to determine the reported plan benefit obligations at December 31:

Weighted-average assumptions as of December 31,	Pension Benefits		Post-retirement Benefits	
	2023	2022	**2023**	2022
Discount rate	**4.93 %**	5.15 %	**N/A**	N/A
Interest crediting rate	**4.00**	3.50	**N/A**	N/A
Rate of compensation increase	**4.00**	3.00	**N/A**	N/A

Rising interest rates resulted in an increase in the discount rates we use to value our respective plan's benefit obligations at December 31, 2022 compared to December 31, 2021.

Assumptions Used to Determine Net Periodic Benefit Cost

The following actuarial assumptions were used at January 1 to determine our reported net periodic benefit costs for the year ended December 31:

Weighted-average assumptions as of January 1,	Pension Benefits			Post-retirement Benefits		
	2023	2022	2021	**2023**	2022	2021
Discount rate	**5.15 %**	2.84 %	2.58 %	**N/A**	0.48 %	2.58 %
Expected long-term rate of return on plan assets	**6.70**	6.70	6.70	**N/A**	N/A	N/A
Rate of compensation increase	**3.00**	3.00	2.75	**N/A**	N/A	N/A

Assumed Health Care Cost Trend Rates

Years Ended December 31,	Health Care Benefits		Dental Claims	
	2023	2022	**2023**	2022
Health care cost trend rates assumed for next year	**N/A**	N/A	**N/A**	N/A
Rate to which the health care trend rate is assumed to decline (ultimate trend rate)	**N/A**	N/A	**N/A**	N/A
Year that the rate reaches the ultimate trend rate	**N/A**	N/A	**N/A**	N/A

Benefit Obligation and Funded Status

The following table provides a reconciliation of benefit obligations, plan assets and funded status of our plans:

Years Ended December 31,	Pension Benefits				Post-retirement Benefits			
		2023		2022		**2023**		2022
Reconciliation of benefit obligation								
Benefit obligation at beginning of year	$	**201,676**	$	276,587	$	**—**	$	960
Service cost		**3,817**		4,481		**—**		—
Interest cost		**10,106**		7,730		**—**		2
Actuarial loss (gain)		**3,112**		(79,303)		**—**		(122)
Adjustment for plan amendment				—		**—**		—
Special event plan closure		**—**		—		**—**		—
Benefit payments		**(8,831)**		(7,819)		**—**		(840)
Benefit obligation at end of year [(1)]	$	**209,880**	$	201,676	$	**—**	$	—
Reconciliation of fair value of plan assets								
Fair value of plan assets at beginning of year	$	**229,701**	$	283,940	$	**—**	$	—
Actual return on plan assets		**43,036**		(50,420)		**—**		
Employer contributions		**—**		4,000		**—**		840
Benefit payments		**(8,831)**		(7,819)		**—**		(840)
Fair value of plan assets at end of year	$	**263,906**	$	229,701	$	**—**	$	—
Funded status at end of year	$	**54,026**	$	28,025	$	**—**	$	—

(1) For the pension plan, the benefit obligation is the projected benefit obligation. For the post-retirement benefit plan, the benefit obligation is the accumulated post-retirement benefit obligation.

Our accumulated pension benefit obligation was $209,867 and $201,669 at December 31, 2023 and 2022, respectively.

The following table displays the effect that the unrecognized prior service cost and unrecognized actuarial loss of our plans had on accumulated other comprehensive income ("AOCI"), as reported in the accompanying Consolidated Balance Sheets:

Years Ended December 31	Pension Benefits				Post-retirement Benefits			
		2023		2022		**2023**		2022
Amounts recognized in AOCI								
Unrecognized prior service cost	$	**(20,119)**	$	(26,066)	$	**—**	$	—
Unrecognized actuarial (gain) loss		**(146)**		24,961		**—**		—
Total amounts recognized in AOCI	$	**(20,265)**	$	(1,105)	$	**—**	$	—

We anticipate amortization of the net actuarial losses for our pension plan in 2024 to be $0.

Net Periodic Benefit Cost

The components of the net periodic benefit cost for our pension and post-retirement benefit plans are as follows:

Years Ended December 31,	Pension Plan			Post-retirement Benefit Plan		
	2023	2022	2021	**2023**	2022	2021
Net periodic benefit cost						
Service cost	**$ 3,817**	$ 4,481	$ 12,082	**$ —**	$ —	$ 148
Interest cost	**10,106**	7,730	6,911	**—**	2	72
Expected return on plan assets	**(15,025)**	(18,891)	(16,807)	**—**	—	—
Amortization of prior service cost	**(3,280)**	(3,280)	(3,237)	**—**	(15,085)	(14,490)
Effect of partial curtailment	**(2,666)**			**—**	(26)	(20,177)
Amortization of net loss	**207**	777	3,995	**—**	2,824	2,607
Net periodic benefit cost	**$ (6,841)**	$ (9,183)	$ 2,944	**$ —**	$ (12,285)	$ (31,840)

The expected return on plan assets is determined using a calculated value. The expected long-term return on plan assets assumption was developed as a weighted average rate based on the target asset allocation of the plan and the Long-Term Capital Market Assumptions ("CMA") November 2023. The capital market assumptions were developed with a primary focus on forward-looking valuation models and market indicators. The key fundamental economic inputs for these models are future inflation, economic growth, and interest rate environment. In addition to forward-looking models, historical analysis of market data and trends was reflected, as well as the outlook of recognized economists, organizations and consensus CMA from other credible studies.

The Corridor Approach is used to amortize actuarial gains and losses. An allowable 10% corridor is utilized under this approach. The period of amortization of such gains and losses is the average future service of members expected to receive benefits. A portion of the service cost component of net periodic pension and postretirement benefit costs are capitalized and amortized as part of deferred acquisition costs and is included in the income statement line titled "amortization of deferred policy acquisition costs." The portion not related to the compensation and the other components of net periodic pension and postretirement benefit costs are included in the income statement line titled "other underwriting expenses."

Projected Benefit Payments

The following table summarizes the expected benefits to be paid from our plans over the next 10 years:

	2024	2025	2026	2027	2028	2029-3033
Pension benefits	$ 17,570	$ 13,950	$ 14,310	$ 14,880	$ 15,100	$ 80,050

NOTE 9. STOCK-BASED COMPENSATION

Non-Qualified Employee Stock Award Plan

The United Fire Group, Inc. 2008 Stock Plan (the "2008 Stock Plan") authorized the issuance of restricted and unrestricted stock awards, stock appreciation rights, incentive stock options, and non-qualified stock options for up to 1,900,000 shares of United Fire common stock to employees. In May 2014, the Registrant's shareholders approved an additional 1,500,000 shares of UFG common stock issuable at any time and from time to time pursuant to the 2008 Stock Plan, among other amendments, and renamed such plan as the United Fire Group, Inc. Stock Plan. In May 2021, the Registrant's shareholders approved an additional 650,000 shares of UFG common stock issuable at any time and from time to time pursuant to the Stock Plan, and among other amendments, renamed such plan as the United Fire Group, Inc. 2021 Stock and Incentive Plan (as amended, the "Stock Plan"). At December 31, 2023, there were 1,150,834 authorized shares remaining available for future issuance. The Stock Plan is administered by the Board of Directors, which determines those employees who will receive awards, when awards will be granted, and the terms and conditions of the awards. The Board of Directors may also take any action it deems necessary and appropriate for the administration of the Stock Plan. Pursuant to the Stock Plan, the Board of Directors may, at its sole discretion, grant awards to our employees who are in positions of substantial responsibility with United Fire.

Options granted pursuant to the Stock Plan are granted to buy shares of United Fire's common stock at the market value of the stock on the date of grant. Options granted prior to March 2017 vest and are exercisable in installments of 20.0 percent of the number of shares covered by the option award each year from the grant date, unless the Board of Directors authorizes the acceleration of vesting. Options granted after March 2017 vest and are exercisable in installments of 33.3 percent of the number of shares covered by the option award each year from the grant date, unless the Board of Directors authorizes the acceleration of vesting. To the extent not exercised, vested option awards accumulate and are exercisable by the awardee, in whole or in part, in any subsequent year included in the option period, but not later than 10 years from the grant date. Restricted and unrestricted stock awards granted pursuant to the Stock Plan are granted at the market value of our common stock on the date of the grant. Restricted stock awards fully vest after three years or five years from the date of issuance, unless accelerated upon the approval of the Board of Directors, at which time United Fire common stock will be issued to the awardee. All awards are generally granted free of charge to the eligible employees of United Fire as designated by the Board of Directors. Forfeitures of awards under the plan are recognized as they occur.

The activity in the Stock Plan is displayed in the following table:

Authorized Shares Available for Future Award Grants	**Year Ended** **December 31, 2023**	From Inception to December 31, 2023
Beginning balance	**1,334,790**	1,900,000
Additional shares authorized	**—**	2,150,000
Number of awards granted	**(351,716)**	(3,973,857)
Number of awards forfeited or expired	**167,760**	1,074,691
Ending balance	**1,150,834**	1,150,834
Number of option awards exercised	**4,000**	1,537,336
Number of unrestricted stock awards granted	**—**	10,090
Number of restricted stock awards vested	**32,591**	300,436

Non-Qualified Non-Employee Director Stock Option and Restricted Stock Plan

The United Fire Group, Inc. Non-Employee Director Stock Plan (formerly known as the 2005 Non-Qualified Non-Employee Director Stock Option and Restricted Stock Plan) (the "Director Stock Plan") authorizes the issuance of restricted stock awards and non-qualified stock options to purchase shares of UFG's common stock to non-employee directors. On May 20, 2020, the Company's shareholders approved amendments to the Director Stock Plan, previously approved by the Company's Board of Directors, to (i) increase the number of shares available for future awards under the Director Stock Plan from 300,000 to 450,000, (ii) extend the expiration date of the Director Stock Plan from December 31, 2020 to December 31, 2029, (iii) allow for the grant of awards of restricted stock units, and

(iv) rename the Director Stock Plan as the "United Fire Group, Inc. Non-Employee Director Stock Plan." At December 31, 2023, the Company had 103,600 authorized shares available for future issuance.

The Board of Directors has the authority to determine which non-employee directors receive awards, when options and restricted stock shall be granted, the option price, the option expiration date, the date of grant, the vesting schedule of options or whether the options shall be immediately vested, the terms and conditions of options and restricted stock (other than those terms and conditions set forth in the plan) and the number of shares of common stock to be issued pursuant to an option agreement or restricted stock agreement (subject to limits set forth in the plan). The Board of Directors may also take any action it deems necessary and appropriate for the administration of the Director Stock Plan. Forfeitures of awards under the plan are recognized as they occur.

The activity in the Director Stock Plan is displayed in the following table:

Authorized Shares Available for Future Award Grants	Year Ended December 31, 2023	From Inception to December 31, 2023
Beginning balance	123,397	300,000
Additional authorization	—	150,000
Number of awards granted	(31,380)	(386,618)
Number of awards forfeited or expired	11,583	40,218
Ending balance	103,600	103,600
Number of option awards exercised	1,755	152,336
Number of restricted stock awards vested	20,955	137,956

Stock-Based Compensation Expense

In 2023, 2022 and 2021, we recognized stock-based compensation expense of $3,246, $2,827 and $3,441, respectively. Stock-based compensation expense is recognized over the vesting period of the stock options.

As of December 31, 2023, we had $5,655 in stock-based compensation expense that has yet to be recognized through our results of operations. We expect this compensation to be recognized in subsequent years according to the following table, except with respect to awards that are accelerated by the Board of Directors, in which case we will recognize any remaining compensation expense in the period in which the awards are accelerated.

2024	3,394
2025	1,865
2026	367
2027	29
Total	$ 5,655

Analysis of Award Activity

The analysis below details the option award activity for 2023 and the awards outstanding at December 31, 2023, for both of our plans and ad hoc options, which were granted prior to the adoption of the other plans:

Options	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Life *(in years)*		Aggregate Intrinsic Value
Outstanding at January 1, 2023	776,338	$	36.47			
Granted	117,026		28.08			
Exercised	(5,755)		27.35			
Cancelled/Forfeited	(74,350)		35.95			
Expired	(17,583)		27.23			
Outstanding at December 31, 2023	795,676	$	35.55	3.01	$	—
Exercisable at December 31, 2023	645,476	$	37.21	1.64	$	—

Intrinsic value is the difference between our share price on the last day of trading (i.e., December 31, 2023) and the price of the options when granted and represents the value that would have been received by option holders had they exercised their options on that date. These values change based on the fair market value of our shares. The intrinsic value of options exercised totaled $18, $261 and $133 in 2023, 2022 and 2021, respectively.

The analysis below details the award activity for the restricted stock and restricted stock unit awards outstanding at December 31, 2023:

Restricted stock awards	Shares		Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2023	157,387	$	30.56
Adjustment to prior year PSU performance prediction	7,329		30.56
Granted	266,070		26.42
Vested	(67,488)		32.99
Forfeited	(31,117)		31.89
PSU projected performance adjustment	(40,742)		28.42
Non-vested at December 31, 2023	291,439	$	27.42

In 2023, 2022 and 2021 we recognized $2,637, $2,048 and $2,610, respectively, in compensation expense related to the restricted stock and restricted stock unit awards. At December 31, 2023, we had $4,632 in compensation expense that has yet to be recognized through our results of operations related to the restricted stock and restricted stock unit awards. The intrinsic value of the non-vested restricted stock and restricted stock unit awards outstanding totaled $5,864 and $4,306 at December 31, 2023 and 2022, respectively.

Assumptions

The weighted-average grant-date fair value of the options granted under our plans has been estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

December 31,	2023		2022		2021
Risk-free interest rate	4.09 %		2.18 %		0.98 %
Expected volatility *(historical)*	41.85 %		40.56 %		56.49 %
Expected option life *(in years)*	7		7		7
Expected dividends *(in dollars)*	$ 0.64	$	0.61	$	0.60
Weighted-average grant-date fair value of options granted during the year *(in dollars)*	$ 10.95	$	10.49	$	13.48

The following table summarizes information regarding the stock options outstanding and exercisable at December 31, 2023:

			Options Outstanding			Options Exercisable	
Range of Exercise Prices			Number Outstanding *(in shares)*	Weighted-Average Remaining Contractual Life *(in years)*	Weighted-Average Exercise Price	Number Exercisable *(in shares)*	Weighted-Average Exercise Price
$	20.24	28.76	136,617	7.74 $	27.36	26,954 $	24.50
	28.77	29.44	171,963	1.58	29.20	165,469	29.19
	29.45	34.76	128,246	3.36	29.56	94,203	29.59
	34.77	43.54	189,022	1.24	40.79	189,022	40.79
	43.55	54.26	169,828	2.34	47.27	169,828	47.27
$	20.24	54.26	795,676	3.01 $	35.55	645,476 $	37.21

NOTE 10. SEGMENT INFORMATION

Our property and casualty insurance business is reported as one business segment. The property and casualty insurance business profit or loss is consistent with consolidated reporting as disclosed on the Consolidated Statements of Income and Comprehensive Income. We analyze the property and casualty insurance business results based on profitability (i.e., loss ratios), expenses and return on equity. The Company's property and casualty insurance business was determined using a management approach to make decisions on operating matters, including allocating resources, assessing performance, determining which products to market and sell, determining distribution networks with insurance agents and monitoring the regulatory environment. The property and casualty insurance business products have similar economic characteristics and use a similar marketing and distribution strategy with our independent agents. We continually evaluate our operations on the basis of both statutory accounting principles prescribed or permitted by our states of domicile and GAAP.

Our property and casualty insurance business is comprised of commercial lines insurance, including surety bonds, and assumed reinsurance. The company announced its intent to withdraw from personal lines insurance in 2020 and all remaining exposure is immaterial. All of our property and casualty insurance subsidiaries and our affiliate belong to an intercompany reinsurance pooling arrangement. Pooling arrangements permit the participating companies to rely on the capacity of the entire pool's capital and surplus, rather than being limited to policy exposures of a size commensurate with each participant's own surplus level. Under such arrangements, the members share substantially all of the insurance business that is written and allocate the combined premiums, losses and expenses based on percentages defined in the arrangement.

The accounting policies of our businesses are the same as those described in Note 1 "Summary of Significant Accounting Policies" to our Consolidated Financial Statements.

Commercial Lines Business

Our primary commercial policies are tailored business packages that include the following coverages: fire and allied lines, other liability, automobile, workers' compensation and surety.

Personal Lines Business

Our personal lines consist primarily of automobile and fire and allied lines coverage, including homeowners.

In May 2020, the Company entered into a renewal rights agreement for our personal lines business, providing our independent insurance agents with the opportunity to transfer their personal lines policies to Nationwide Mutual Insurance Company beginning in the third quarter of 2020. The majority of this transfer was completed by December 31, 2021. There is an immaterial amount of personal lines business remaining primarily in the state of New Jersey as of December 31, 2023. The business remaining in New Jersey is scheduled to lapse by the end of 2025.

Pricing

Pricing levels for our property and casualty insurance products are influenced by many factors, including an estimation of expected losses, the expenses of producing, issuing and servicing business and managing claims, the time value of money associated with such loss and expense cash flows, and a reasonable allowance for profit. We have a disciplined approach to underwriting and risk management that emphasizes profitable growth rather than premium volume or market share. Our insurance company subsidiaries are subject to state laws and regulations regarding rate and policy form approvals. The applicable state laws and regulations establish standards in certain lines of business to ensure that rates are not excessive, inadequate, unfairly discriminatory, or used to engage in unfair price competition. Our ability to increase rates and the relative timing of the process are dependent upon each respective state's requirements, as well as the competitive market environment.

Seasonality

Our property and casualty insurance business experiences some seasonality with regard to premiums written, which are generally highest in January and July and lowest during the fourth quarter. Although we experience some seasonality in our premiums written, premiums are earned ratably over the period of coverage. Losses and loss settlement expenses incurred tend to remain consistent throughout the year, with the exception of catastrophe losses which generally are highest in the second and third quarters. Catastrophes inherently are unpredictable and can occur at any time during the year from man-made or natural disaster events that include, but are not limited to, hail, tornadoes, hurricanes and windstorms.

Premiums Earned

The following table sets forth our net premiums earned:

Years Ended December 31,		**2023**		2022		2021
Property and casualty insurance business						
Net premiums earned						
Other liability	$	**320,762**	$	302,446	$	299,961
Fire and allied lines		**249,407**		237,113		253,485
Automobile		**208,874**		208,399		255,279
Workers' compensation		**53,039**		56,015		61,690
Fidelity and surety		**39,922**		37,975		30,989
Reinsurance assumed		**159,859**		108,462		59,745
Other		**2,724**		1,131		1,674
Total net premiums earned	$	**1,034,587**	$	951,541	$	962,823

Total revenue includes sales to external customers and intercompany sales that are eliminated to arrive at the total revenues as reported in the accompanying Consolidated Statements of Income and Comprehensive Income. We account for intercompany sales on the same basis as sales to external customers.

NOTE 11. EARNINGS PER COMMON SHARE

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per share gives effect to all dilutive common shares outstanding during the reporting period. The dilutive shares we consider in our diluted earnings per share calculation relate to our outstanding stock options and restricted stock awards.

We determine the dilutive effect of our outstanding stock options using the "treasury stock" method. Under this method, we assume the exercise of all of the outstanding stock options whose exercise price is less than the weighted-average market value of our common stock during the reporting period. This method also assumes that the proceeds from the hypothetical stock option exercises are used to repurchase shares of our common stock at the weighted-average market value of the stock during the reporting period. The net of the assumed stock options exercised and assumed common shares repurchased represents the number of dilutive common shares, which we add to the denominator of the earnings per share calculation.

The components of basic and diluted earnings per share were as follows:

				Years Ended December 31,							
		2023			2022			2021			
(In Thousands Except Share and Per Share Data)		**Basic**		**Diluted**		Basic		Diluted		Basic		Diluted
Net income (loss)	$	**(29,700)**	$	**(29,700)**	$	15,031	$	15,031	$	80,594	$	80,594
Weighted-average common shares outstanding		**25,249,269**		**25,249,269**		25,160,809		25,160,809		25,092,297		25,092,297
Add dilutive effect of restricted stock awards		**—**		**—**		—		157,387		—		202,809
Add dilutive effect of stock options		**—**		**—**		—		—		—		224,620
Weighted-average common shares		**25,249,269**		**25,249,269**		25,160,809		25,318,196		25,092,297		25,519,726
Earnings (loss) per common share	$	**(1.18)**	$	**(1.18)**	$	0.60	$	0.59	$	3.21	$	3.16
Awards excluded from diluted calculation[1]		**—**		**791,735**		—		585,853		—		800,903

(1) Outstanding awards that are not "in-the-money" are excluded from the diluted earnings per share calculation because the effect of including them would have been anti-dilutive.

NOTE 12. LEASE COMMITMENTS

The Company determines if a contract contains a lease at inception of the contract through a review by vendor management of the facts and circumstances of the contract to determine if a lease is present. A questionnaire is then forwarded to the corporate finance department to come to agreement on the determination. There are no significant assumptions made in the identification of lease components and there has been no history of contracts containing both lease and non-lease components. The Company has operating leases relating to office space, vehicles, computer equipment, and office equipment, which are recorded as a lease obligation liability disclosed in the "Accrued expenses and other liabilities" line on the Consolidated Balance Sheets and as a lease right-of-use asset disclosed in the "Other assets" line on the Consolidated Balance Sheets. The lease right-of-use asset represents the Company's right to use each underlying asset for the lease term and the lease obligation liability represents the Company's obligation over the lease term. As an accounting policy election, we have elected the practical expedient on not separating lease components from non-lease components to each major asset class.

The Company's lease obligation is recorded at the present value of the lease payments based on the term of the applied lease. The Company has elected to categorize its leases into four categories based on length of lease terms and applies an incremental borrowing rate of interest as of the effective date of adoption or the lease effective date equivalent to a collateralized rate with similar terms. The four categories are as follows: less than three years, three to five years, five to 10 years and greater than 10 years. The collateralized discount rate used to calculate the present value of future minimum lease payments is based, where appropriate, on current industry borrowing rates for financial companies with similar ratings. The Company does not have any restrictions or covenants associated with its lease arrangements.

Lease terms and options vary in the Company's operating leases dependent upon the underlying leased asset. We exclude options to extend or terminate a lease from our recognition as part of our right-of-use assets and lease liabilities until those options are known and/or executed, as we typically do not exercise options to purchase the underlying leased asset. As of December 31, 2023, we have leases with remaining terms of one year to eight years, some of which may include no options for renewal and others with options to extend the lease terms from six months to five years.

The Company has six lease agreements with the Company serving as the lessor. The properties are office spaces and parking. The terms of the leases vary depending on the property and range from two years to nine years, which may include options for renewal or to extend lease terms or no options for renewal. The Company has elected to categorize these leases into four categories based on length of lease terms and applies an incremental borrowing rate of interest as of the effective date of adoption or the lease effective date equivalent to a collateralized rate with similar terms. The four categories are as follows: less than three years, three to five years, five to 10 years and greater than 10 years. The collateralized discount rate used to calculate the present value of future minimum lease payments is based, where appropriate, on current industry borrowing rates for similar rated financial companies.

The components of our operating leases were as follows:

		As of December 31, 2023	As of December 31, 2022
Components of lease expense:			
Operating lease expense	$	9,187	8,763
Less lessor income		507	77
Less sublease income		532	250
Net lease expense		8,148	8,436
Cash flows information related to leases:			
Operating cash outflow from operating leases		8,219	8,396

Balance sheet information for operating leases:		As of December 31, 2023		As of December 31, 2022
Operating lease right-of-use assets (Other assets on Consolidated Balance Sheets)	$	29,184	$	26,472
Operating lease liabilities (Accrued expenses and other liabilities on Consolidated Balance Sheets)		29,668		26,924
Right-of-use assets obtained in exchange for new operating lease liabilities		9,336		2,807
Weighted average remaining lease term		3.77 years		3.81 years
Weighted average discount rate		4.17 %		2.91 %

Maturities of lease liabilities:		As of December 31, 2023		As of December 31, 2022
2023	$	—	$	8,452
2024		9,361		7,007
2025		9,029		6,438
2026		7,748		5,141
2027		3,617		1,315
2028		1,696		—
Thereafter		811		—
Total lease payments		32,262		28,353
Less imputed interest		(2,594)		(1,429)
Lease liability	$	29,668	$	26,924

Maturities of lease receivables:		As of December 31, 2023		As of December 31, 2022
2023	$	—	$	618
2024		1,051		487
2025		1,066		498
2026		1,124		554
2027		1,092		519
2028		584		10
Thereafter		2,691		38
Total lease payments receivable		7,608		2,724

NOTE 13. DEBT

Long Term Debt

The Company executed a private placement debt transaction on December 15, 2020 between UF&C, and Federated Mutual and Federated Life.

UFG sold an aggregate $50,000 of notes due 2040 to the Note Purchasers. One note with a principal amount of $35,000 was issued to Federated Mutual and one note with a principal amount of $15,000 was issued to Federated Life subject to the terms of their respective notes.

Interest payments under the long term debt will be paid quarterly on March 15, June 15, September 15 and December 15 of each year (each such date, an "Interest Payment Date"). The interest rate will equal the rate that corresponds to the A.M. Best Co. (or its successor's) financial strength rating for members of the United Fire & Casualty Pooled Group as of the applicable Interest Payment Date, as set forth in the table below. As of December 31, 2023, interest expense totaled $3,260. Payment of interest is subject to approval by the Iowa Insurance Division.

A.M. Best Co. Financial Strength Rating	Applicable Interest Rate
A+	5.875%
A	6.375%
A-	6.875%
B++ (or lower)	7.375%

Credit Facilities

On March 31, 2020, UF&C a wholly owned subsidiary of the Company, entered into a credit agreement (the "Credit Agreement") with Wells Fargo Bank, National Association ("Wells Fargo"), as administrative agent, issuing lender, swing-line lender and lender, and the other lenders from time to time party thereto (collectively with Wells Fargo, the "Lenders"), providing for a $50,000 revolving credit facility, which included a $20,000 letter of credit sub-facility and a $5,000 swing-line loan for working capital and other general corporate purposes. The Credit Agreement was provided by the Lenders on an unsecured basis, and the UF&C had the option to increase the Credit Agreement by $100,000 if agreed to by the Lenders providing such incremental facility.

The Credit Agreement included customary events of default, including default in payments of principals, default in payment of other indebtedness, change of control and voluntary and involuntary insolvency proceedings, the occurrence of which would allow the Lenders to accelerate payment of all amounts outstanding thereunder and terminate any further commitments to lend.

There was no outstanding balance on the Credit Agreement at December 31, 2022. As of December 31, 2022, we were in compliance with all covenants under the Credit Agreement. We did not incur any interest expense related to the Credit Agreement in 2023, 2022 or 2021.

On December 29, 2023, the Company terminated its existing Credit Agreement. The Company did not have any borrowings outstanding under the Credit Agreement and the Company did not incur any early termination penalties in connection with the termination of the Credit Agreement.

In December 2023, the Company became a member of the Federal Home Loan Bank of Des Moines ("FHLB Des Moines"). As part of the FHLB Des Moines application process and in connection with its membership in FHLB Des Moines, the Company entered into FHLB Des Moines' standard Advances, Pledge and Security Agreement (the "Advances Agreement"). The Advances Agreement governs the terms and conditions under which the Company may borrow and FHLB Des Moines may make loans or advances from time to time. The Advances Agreement requires the Company to pledge certain collateral, including the capital stock in FHLB Des Moines owned by the Company and such other assets (including mortgage-related securities, loans, and stock in the Company) as agreed by the Company and FHLB Des Moines in connection with any such loans or advances.

Membership in FHLB Des Moines provides the Company with access to FHLB Des Moines' product line of financial services, including funding agreements, general asset/liability management, and collateralized advances that can be used for liquidity management. As a member, the Company has an aggregate borrowing capacity of up to 20.0 percent of total assets. As of December 31, 2023, the Company has FHLB Des Moines borrowing capacity up to $392,194 if an immediate liquidity need would arise. The Company had no outstanding balance as of December 31, 2023 and 2022 related to these lines of credit.

NOTE 14. INTANGIBLE ASSETS

Our major classes of intangible assets are presented in the following table:

		Year Ended December 31,		
		2023		2022
Agency relationships	$	**10,338**	$	10,338
Accumulated amortization - agency relationships		**(9,040)**		(8,462)
	$	**1,298**	$	1,876
Trade names	$	**1,978**	$	1,978
Accumulated amortization - trade names		**(1,681)**		(1,550)
	$	**297**	$	428
State insurance licenses [1]	$	**3,020**	$	3,020
Net intangible assets	$	**4,615**	$	5,324

(1) The intangible asset for licenses has an indefinite life and therefore is not amortized.

The estimated useful lives assigned to our major classes of amortizable intangible assets are as follows:

	Useful Life
Agency relationships	Fifteen years
Trade names	Fifteen years

Our estimated aggregate amortization expense for each of the next five years is as follows:

2024	$	709
2025		709
2026		177
2027		—
2028		—

NOTE 15. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table shows the changes in the components of our accumulated other comprehensive income (loss), net of tax, for the years ended December 31, 2023, 2022 and 2021:

	Net unrealized appreciation on investments		Liability for underfunded employee benefit costs		Total	
Balance as of January 1, 2021	$	83,070	$	(16,159)	$	66,911
Change in accumulated other comprehensive income before reclassifications		(31,519)		15,511		(16,008)
Reclassification adjustments from accumulated other comprehensive income		(1,782)		5,216		3,434
Balance as of December 31, 2021	$	49,769	$	4,568	$	54,337
Change in accumulated other comprehensive income before reclassifications		(139,183)		(6,540)		(145,723)
Reclassification adjustments from accumulated other comprehensive income		1,045		2,845		3,890
Balance as of December 31, 2022	$	(88,369)	$	873	$	(87,496)
Change in accumulated other comprehensive income before reclassifications		**20,835**		**14,973**		**35,808**
Reclassification adjustments from accumulated other comprehensive income		**567**		**164**		**731**
Balance as of December 31, 2023	$	**(66,967)**	$	**16,010**	$	**(50,957)**

Income tax effects are released from accumulated other comprehensive income (loss) for unrealized gains or losses when the gains or losses are realized.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of United Fire Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Fire Group, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules listed in the Index at Item 15(a)2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of reserves for property and casualty loss and loss settlement expenses

Description of the Matter

At December 31, 2023, the Company's reserves for losses and loss settlement expenses was $1.6 billion, of which $584.9 million related to Incurred But Not Reported (IBNR) reserves. As described in Note 5 to the consolidated financial statements, liability for losses and loss settlement expenses reflect management's best estimates at a given point in time of what is expected to be paid for claims that have been reported and those that have been incurred but not reported, based on known facts, circumstances, and historical trends. There is significant uncertainty and subjectivity inherent in determining management's best estimates of the ultimate cost of losses, which is used to determine IBNR reserves.

Auditing management's estimate of IBNR reserves was complex due to the highly judgmental nature of management's selection of methods and assumptions used to develop those estimates. In particular, the estimates are sensitive to assumptions and the weighting of methodologies that are used to project the ultimate cost of losses.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the reserving process, including, among others, the review and approval processes that management has in place for the methods and assumptions used in estimating the reserves.

To test the estimated IBNR reserves we, including our actuarial specialists, performed audit procedures that included, among others, evaluating management's selection and weighting of actuarial methods and assumptions by comparing to those used in prior periods and those used in the industry. We compared management's best estimate of reserves to our independently calculated range of reasonable reserve estimates and assessed the development of prior year reserves. We also evaluated the results of the reserve analysis prepared by management's independent third-party actuary for comparison to management's best estimate.

/s/ Ernst & Young LLP

Ernst & Young LLP

We have served as the Company's auditor since 2002.

Des Moines, Iowa
February 29, 2024

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of the end of the period covered by this report, were designed and functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of United Fire Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. United Fire Group, Inc.'s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its Consolidated Financial Statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2023, United Fire Group, Inc.'s management assessed the effectiveness of United Fire Group Inc.'s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, United Fire Group, Inc.'s management determined that effective internal control over financial reporting was maintained as of December 31, 2023, based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the Consolidated Financial Statements of United Fire Group, Inc. included in this Annual Report on Form 10-K, has audited the effectiveness of internal control over financial reporting as of December 31, 2023. Their attestation report, which expresses an unqualified opinion on the effectiveness of United Fire Group, Inc.'s internal control over financial reporting as of December 31, 2023, is included in this Item under the heading "Report of Independent Registered Public Accounting Firm."

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
United Fire Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited United Fire Group, Inc.'s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of United Fire Group, Inc. as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023 of the Company and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Ernst & Young LLP

Des Moines, Iowa
February 29, 2024

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We believe our operational processes, internal controls over financial reporting and disclosures, and financial reporting systems are operating effectively in the present environment. Since 2020, our business teams have moved to a hybrid working environment and continue to support our customers, agents and claimants regardless of working location.

Based on our evaluation, there have been no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15 and 15d-15) that occurred during the fiscal quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 regarding the Company's executive officers is included in "Information About Our Executive Officers" under Part I, Item 1 "Business" of this report.

The information required by this Item regarding our directors and corporate governance matters is included under the captions "Board of Directors," subheading "Corporate Governance" and "Proposal One-Election of Directors," in our definitive proxy statement for our annual meeting of shareholders to be held on May 15, 2024 (the "2024 Proxy Statement") and is incorporated herein by reference.

The information regarding our Code of Ethics is included under the caption "Board of Directors," subheading "Corporate Governance," subpart "Code of Ethics" in our 2024 Proxy Statement and is incorporated herein by reference.

The information required by this Item regarding compliance with Section 16(a) of the Exchange Act is included under the caption "Delinquent Section 16(a) Reports" in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this Item regarding our executive compensation and our Compensation Committee Report is included under the caption "Executive Compensation" in our 2024 Proxy Statement and is incorporated herein by reference. The information required by this Item regarding Compensation Committee interlocks and insider participation is included under the caption "Board of Directors," subheading "Committees of the Board," subheading "Compensation Committee," subpart "Compensation Committee Interlocks and Insider Participation" in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this Item is included under the captions "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management" and "Equity Compensation Plan Information" in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this Item is included under the captions "Board of Directors" and "Transactions with Related Persons" in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required under this Item is included under the caption "Proposal Two - Ratification of the Audit Committee's Appointment of Independent Registered Public Accounting Firm," subheading "Information About Our Independent Registered Public Accounting Firm" in our 2024 Proxy Statement and is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

We have filed the following documents as part of this Annual Report on Form 10-K:

	Page
(a) 1. Financial Statements	
Consolidated Balance Sheets at December 31, 2023 and 2022	67
Consolidated Statements of Income and Comprehensive Income for the three years ended December 31, 2023	68
Consolidated Statement of Stockholders' Equity for the three years ended December 31, 2023	69
Consolidated Statements of Cash Flows for the three years ended December 31, 2023	70
Notes to Consolidated Financial Statements	72
(a) 2. Financial Statement Schedules required to be filed by Item 8 of this Form:	
Schedule I. Summary of Investments — Other than Investments in Related Parties	146
Schedule II. Condensed Financial Statements of Parent Company	147
Schedule III: Supplementary Insurance Information	150
Schedule IV: Reinsurance	151
Schedule V: Valuation and Qualifying Accounts	152
Schedule VI: Supplemental Information Concerning Property and Casualty Insurance Operations	153
All other schedules have been omitted as not required, not applicable, not deemed material or because the information is included in the Consolidated Financial Statements.	

(a) 3. Exhibit Index:

Exhibit number		Exhibit description	Filed herewith	Incorporated by reference			
				Form	Period ended	Exhibit	Filing date
2.1†		Stock Purchase Agreement, dated as of September 18, 2017, between United Fire & Casualty Company and Kuvare US Holdings, Inc.		8-K		2.1	9/19/2017
3.1		Articles of Incorporation of United Fire Group, Inc.		S-4		Annex II	5/25/2011
3.2		Articles of Amendment to Articles of Incorporation of United Fire Group, Inc.		8-K/A		3.1	5/26/2015
3.3		Bylaws of United Fire Group, Inc.		S-4		Annex III	5/25/2011
4.1		Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934		10-K	12/31/2019	4.1	2/28/2020
10.1	*	United Fire & Casualty Company Employee Stock Purchase Plan, Amended and Restated as of November 16, 2007		10-K	12/31/2007	10.2	2/27/2008
10.2	*	United Fire & Casualty Company Non-Employee Director Stock Plan		8-K		10.1	5/22/2020
10.3	*	United Fire Group, Inc. Amended and Restated Annual Incentive Plan		10-K	12/31/2011	10.4	3/15/2012
10.4	*	United Fire & Casualty Company Non-qualified Deferred Compensation Plan		10-Q	9/30/2007	10.3	10/25/2007
10.5	*	United Fire Group, Inc. 2021 Stock and Incentive Plan (the "Stock Plan")		8-K		10.1	5/21/2021
10.6	*	Form of Non-qualified Stock Option Agreement pursuant to the United Fire & Casualty Company, Inc. Nonqualified Employee Stock Option Plan		10-K	12/31/2007	10.7	2/27/2008
10.7	*	Form of Stock Option Issued Pursuant to the 2005 Non-Qualified Non-Employee Director Stock Option and Restricted Stock Plan		10-K	12/31/2007	10.8	2/27/2008
10.8	*	Form of Stock Award Agreement Under the Stock Plan		8-K		99.2	5/22/2008
10.9	*	Form of Non-Qualified Stock Option Agreement for the Purchase of Stock under the Stock Plan		8-K		99.3	5/22/2008
10.10	*	Form of Incentive Stock Option Agreement for the Purchase of Stock under the Stock Plan		8-K		99.4	5/22/2008
10.11	*	Amendment to Non-qualified Stock Option Agreements for John A. Rife pursuant to the Stock Plan		8-K/A		99.1	2/24/2009
10.12	*	Form of United Fire Group, Inc. Restricted Stock Agreement Under the 2005 Non-Qualified Non-Employee Director Stock Option Plan		10-K	12/31/2011	10.14	3/15/2012
10.13	*	Form of United Fire Group, Inc. Restricted Stock Agreement Under the 2005 Non-Qualified Non-Employee Director Stock Option Plan		10-Q	6/30/2016	10.1	8/3/2016
10.14	*	United Fire Group, Inc. Plan for Allocation of Equity Compensation to Management Team		10-K	12/31/2011	10.15	3/15/2012
10.15	*	Deferred Compensation Plan for United Fire Group, Inc. Non-Employee Directors		8-K		10.1	11/19/2012

(a) 3. Exhibit Index (continued):

Exhibit number		Exhibit description	Filed herewith	Incorporated by reference			
				Form	Period ended	Exhibit	Filing date
10.16	*	Executive Nonqualified Excess Plan		8-K		10.1	5/22/2014
10.17	*	Executive Nonqualified "Excess Plan" Adoption Agreement		8-K		10.2	5/22/2014
10.18	*	United Fire & Casualty Company Rabbi Directed Trust Agreement		8-K		10.3	5/22/2014
10.19	*	Form of United Fire Group, Inc. Change in Control Severance Agreement		8-K		10.4	5/22/2014
10.20	*	Amendment Number One to United Fire & Casualty Company Nonqualified Deferred Compensation Plan		8-K		10.5	5/22/2014
10.21	*	Form of Non-Qualified Employee Stock Option Agreement for Purchase of Stock Under the United Fire Group, Inc. 2008 Stock Plan		10-Q	6/30/14	10.7	8/5/2014
10.22	*	Form of Stock Award Agreement under the United Fire Group, Inc. Stock Plan		10-Q	6/30/14	10.8	8/5/2014
10.23	*	Form of Stock Award Agreement (Restricted Stock Units-Performance Units) Under the Stock Plan		10-Q	3/31/17	10.1	5/3/2017
10.24	*	Form of Stock Award Agreement (Restricted Stock Units) under the United Fire, Group, Inc. Non-Employee Director Stock Plan		10-Q	6/30/2020	10.2	8/5/2020
10.25	*	United Fire Group, Inc. 2021 Stock and Incentive Plan Performance-Based Restricted Stock Unit Award Notice		10-Q	9/30/2021	10.1	11/4/2021
10.26	*	United Fire Group, Inc. 2021 Stock and Incentive Plan Option Award Notice		10-Q	9/30/2021	10.2	11/4/2021
10.27	*	United Fire Group, Inc. 2021 Stock and Incentive Plan Restricted Stock Unit Award Notice		10-Q	9/30/2021	10.3	11/4/2021
10.28	*	Executive Employment Offer Letter, dated January 5, 2023, between United Fire Group, Inc and Julie Stephenson (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 5, 2023 8-K)		8-K		10.1	1/5/2023
10.29	*	Amended Executive Employment Offer Letter, dated March 1, 2023, between United Fire Group, Inc. and Julie Stephenson		10-Q	3/31/2023	10.1	5/9/2023

(a) 3. Exhibit Index (continued):

			Incorporated by reference			
Exhibit number	Exhibit description	Filed herewith	Form	Period ended	Exhibit	Filing date
21.0	Subsidiaries of the Registrant	X				
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	X				
23.2	Consent of Regnier Consulting Group, Inc., Independent Actuary	X				
31.1	Certification of Kevin Leidwinger Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of Eric J. Martin Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of Kevin Leidwinger Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of Eric J. Martin Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
97.0	United Fire Group, Inc. Clawback Policy	X				
101.1	The following financial information from United Fire Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 formatted in Inline eXtensible Business Reporting Language (Inline XBRL): (i) Consolidated Balance Sheets at December 31, 2023 and 2022; (ii) Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statement of Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (v) Notes to Consolidated Financial Statements.	X				
104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.1)					

*Indicates a management contract or compensatory plan or arrangement.
† The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant agrees to furnish a copy of all omitted schedules to the SEC upon its request.

Certain instruments defining the rights of holders of long-term debt securities of the Company are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Company hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.

Schedule I. Summary of Investments — Other than Investments in Related Parties

December 31, 2023					*(In thousands)*			
Type of Investment		Cost or Amortized Cost			Fair Value			Amounts at Which Shown in Balance Sheet
Fixed maturities								
Bonds								
United States Government and government agencies and authorities	$	153,751	$		145,354	$		145,354
States, municipalities and political subdivisions		618,686			614,759			614,759
Foreign governments		21,255			19,172			19,172
Public utilities		149,734			140,467			140,467
All other bonds		827,615			766,751			766,750
Redeemable preferred stock		—			—			—
Total fixed maturities	$	1,771,041	$		1,686,503	$		1,686,502
Equity securities								
Common stocks - key from Note 2-3 Cost Fair Value								
Public utilities	$	656	$		3,993	$		3,993
Banks, trusts and insurance companies		2,359			7,535			7,535
Industrial, miscellaneous and all other		26,223			43,491			43,491
Redeemable preferred stocks		—			—			—
Nonredeemable preferred stocks		—			—			—
Total equity securities	$	29,238	$		55,019	$		55,019
Mortgage loans on real estate	$	45,421	$		42,632	$		45,366
Policy loans		—			—			—
Other long-term investments		99,507			99,507			99,507
Short-term investments		100			100			100
Total investments	$	1,945,307	$		1,883,761	$		1,886,494

Schedule II. Condensed Financial Statements of Parent Company


United Fire Group, Inc. (parent company only)
Condensed Balance Sheets


		December 31,		
(In thousands, except share data)		**2023**		2022
Assets				
Fixed maturities				
Available-for-sale, at fair value (amortized cost $0 in 2023 and $0 in 2022)	$	—	$	—
Investment in subsidiary		**733,152**		738,098
Cash and cash equivalents		**553**		2,038
Other assets		**199**		134
Total assets	$	**733,904**	$	740,270
Liabilities and stockholders' equity				
Liabilities	$	**159**	$	156
Stockholders' equity				
Common stock, $0.001 par value, authorized 75,000,000 shares 25,269,842 and 25,210,541 issued and outstanding in 2023 and 2022, respectively	$	**25**	$	25
Additional paid-in capital		**209,986**		207,029
Retained earnings		**574,691**		620,556
Accumulated other comprehensive income, net of tax		**(50,957)**		(87,496)
Total stockholders' equity	$	**733,745**	$	740,114
Total liabilities and stockholders' equity	$	**733,904**	$	740,270

This condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes included in Part II, Item 8 of this Annual Report on Form 10-K.

United Fire Group, Inc. (parent company only)
Condensed Statements of Income and Comprehensive Income

		For the Years Ended December 31,		
(In thousands)		**2023**	2022	2021
Revenues				
Investment income	$	**99** $	85 $	23
Total revenues		**99**	85	23
Expenses				
Other operating expenses		**—**	—	3
Total expenses		**—**	—	3
Income before income taxes and equity in net income of subsidiary		**99**	85	20
Federal income tax expense (benefit)		**21**	18	5
Net income before equity in net income (loss) of subsidiary	$	**78** $	67 $	15
Equity in net income (loss) of subsidiary		**(29,778)**	14,964	80,579
Net income (loss)	$	**(29,700)** $	15,031 $	80,594
Other comprehensive income (loss)				
Change in unrealized appreciation on investments held by subsidiary	$	**26,373** $	(176,183) $	(39,901)
Change in liability for underfunded employee benefit plans of subsidiary		**18,953**	(8,277)	19,633
Other comprehensive income (loss), before tax and reclassification adjustments	$	**45,326** $	(184,460) $	(20,268)
Income tax effect		**(9,518)**	38,736	4,260
Other comprehensive income (loss), after tax, before reclassification adjustments	$	**35,808** $	(145,724) $	(16,008)
Reclassification adjustment for net realized gains of the subsidiary included in income		**718**	1,323	(2,256)
Reclassification adjustment for employee benefit costs of the subsidiary included in expense		**207**	3,601	6,603
Total reclassification adjustments, before tax	$	**925** $	4,924 $	4,347
Income tax effect		**(194)**	(1,034)	(913)
Total reclassification adjustments, after tax	$	**731** $	3,890 $	3,434
Comprehensive income (loss)	$	**6,839** $	(126,803) $	68,020

United Fire Group, Inc. and its subsidiaries file a consolidated federal income tax return. The federal income tax provision represents an allocation under its tax allocation agreements.

This condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes included in Part II, Item 8 of this Annual Report on Form 10-K.

Schedule II. Condensed Financial Statements of Parent Company (continued)

United Fire Group, Inc. (parent company only)
Condensed Statements of Cash Flows

	For the Years Ended December 31,		
(In thousands)	**2023**	2022	2021
Cash flows from operating activities			
Net income (loss)	**$ (29,700)**	$ 15,031	$ 80,594
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in net income of subsidiary	**29,778**	(14,964)	(80,579)
Dividends received from subsidiary	**13,200**	12,000	10,000
Other, net	**1,691**	2,845	3,131
Total adjustments	**$ 44,669**	$ (119)	$ (67,448)
Net cash provided by operating activities	**$ 14,969**	$ 14,912	$ 13,146
Cash flows from investing activities			
Net cash used in investing activities	**$ —**	$ —	$ —
Cash flows from financing activities			
Payment of cash dividends	**$ (16,164)**	$ (15,860)	$ (15,064)
Repurchase of common stock	**—**	—	(2,007)
Issuance of common stock	**(290)**	828	(421)
Net cash used in financing activities	**$ (16,454)**	$ (15,032)	$ (17,492)
Net change in cash and cash equivalents	**$ (1,485)**	$ (120)	$ (4,346)
Cash and cash equivalents at beginning of period	**2,038**	2,158	6,504
Cash and cash equivalents at end of year	**$ 553**	$ 2,038	$ 2,158

This condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes included in Part II, Item 8 of this Annual Report on Form 10-K.

Schedule III. Supplementary Insurance Information

(In thousands)	Deferred Policy Acquisition Costs	Future Policy Benefits, Losses, Claims and Loss Expenses	Unearned Premiums	Earned Premium Revenue	Investment Income, Net	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Underwriting Expenses	Premiums Written
Year Ended December 31, 2023									
Property and Casualty	$ **126,532**	$ **1,638,755**	$ **549,384**	$ **1,034,587**	$ **59,606**	$ **769,414**	$ **244,991**	$ **115,800**	$ **1,066,901**
Year Ended December 31, 2022									
Property and Casualty	$ 104,225	$ 1,497,274	$ 474,388	$ 951,541	$ 44,932	$ 637,301	$ 213,075	$ 114,645	$ 984,223
Year Ended December 31, 2021									
Property and Casualty	$ 91,446	$ 1,514,265	$ 439,733	$ 962,823	$ 55,778	$ 652,155	$ 203,432	$ 110,574	$ 941,348

150

Schedule IV. Reinsurance

(In thousands)	Gross Amount		Ceded to Other Companies		Assumed From Other Companies		Net Amount		Percentage of Amount Assumed to Net Earned
Year Ended December 31, 2023									
Premiums earned									
Property and casualty insurance	$	**953,958**	$	**144,958**	$	**225,587**	$	**1,034,587**	**21.80 %**
Year Ended December 31, 2022									
Premiums earned									
Property and casualty insurance	$	889,301	$	101,740	$	163,980	$	951,541	17.23 %
Year Ended December 31, 2021									
Premiums earned									
Property and casualty insurance	$	978,190	$	92,650	$	77,283	$	962,823	8.03 %

151

Schedule V. Valuation And Qualifying Accounts

(In thousands) Description	Balance at beginning of period		Charged to costs and expenses		Deductions	Balance at end of period	
Allowance for bad debts							
Year Ended December 31, 2023	$	**1,575**	$	**219**		$	**1,794**
Year Ended December 31, 2022		781		794	—		1,575
Year Ended December 31, 2021		687		94	—		781
Deferred tax asset valuation allowance							
Year Ended December 31, 2023	$	**—**	$	**—**		$	**—**
Year Ended December 31, 2022		—		—	—		—
Year Ended December 31, 2021		—		—	—		—

Schedule VI. Supplemental Information Concerning Property and Casualty Insurance Operations

(In thousands)

Affiliation with Registrant: United Fire & Casualty Company and consolidated property and casualty subsidiaries	Deferred Policy Acquisition Costs	Reserves for Unpaid Claims and Claim Adjustment Expenses	Unearned Premiums	Earned Premiums	Net Realized Investment Gains (Losses)	Net Investment Income	Claims and Claim Adjustment Expenses Incurred Related to:		Amortization of Deferred Policy Acquisition Costs	Paid Claims and Claim Adjustment Expenses	Premiums Written
							Current Year	Prior Years			
2023	$ 126,532	$ 1,638,755	$ 549,384	$ 1,034,587	$ 1,274	$ 59,606	$ 701,664	$ 67,750	$ 244,991	$ 672,699	$ 1,066,901
2022	$ 104,225	$ 1,497,274	$ 474,388	$ 951,541	$ (15,892)	$ 44,932	$ 624,411	$ 12,890	$ 213,075	$ 688,268	$ 984,223
2021	$ 91,446	$ 1,514,265	$ 439,733	$ 962,823	$ 47,383	$ 55,778	$ 691,933	$ (39,778)	$ 203,432	$ 697,078	$ 941,348

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


UNITED FIRE GROUP, INC.


By: /s/ Kevin Leidwinger

Kevin Leidwinger, President, Chief Executive Officer, Director and Principal Executive Officer

Date: 2/29/2024

By: /s/ Eric J. Martin

Eric J. Martin, Executive Vice President, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

Date: 2/29/2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By /s/ Kevin Leidwinger	By /s/ Eric J. Martin
Kevin Leidwinger, President, Chief Executive Officer, Director and Principal Executive Officer	Eric J. Martin, Executive Vice President, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer
Date 2/29/2024	Date 2/29/2024
By /s/ James W. Noyce	By /s/ John Paul E. Besong
James W. Noyce, Chairman and Director	John Paul E. Besong, Director
Date 2/29/2024	Date 2/29/2024
By /s/ Scott L. Carlton	By /s/ Brenda K. Clancy
Scott L. Carlton, Director	Brenda K. Clancy, Director
Date 2/29/2024	Date 2/29/2024
By /s/ Christopher R. Drahozal	By: /s/ Matthew R. Foran
Christopher R. Drahozal, Director	Matthew R. Foran, Director
Date 2/29/2024	Date 2/29/2024
By /s/ Mark A. Green	By: /s/ Lura McBride
Mark A. Green, Director	Lura McBride, Director
Date 2/29/2024	Date 2/29/2024
By /s/ George D. Milligan	By /s/ Susan E. Voss
George D. Milligan, Director	Susan E. Voss, Director
Date 2/29/2024	Date 2/29/2024